Filed by Banco Santander (Brasil) S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander (Brasil) S.A. (Commission File No.: 001-34476)

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. (“Santander”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and offer to exchange. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

GUIDE FOR ATTENDANCE IN SHAREHOLDERS' MEETINGS

EXTRAORDINARY SHAREHOLDERS' MEETING
DATE: JUNE 9, 2014
TIME: 10:00 A.M.

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

1. Message from the Chairman of the Board of Directors	05
2. Call Notice	07
3. Attendance of Shareholders at the ESM	10
3.1. Representation by way of a proxy	10
4. Management Proposal regarding the choice of Appraisers	12
5. Information regarding the Recommended Appraisers	14
6. List of Exhibits:
Exhibit I – Material Fact published on April 29, 2014.	15
Exhibit II – Minutes of Board of Directors Meeting held on May 7, 2014.	17
Exhibit III – Copies of Work Proposals and Remuneration of Recommended Appraisers	20
Exhibit IV – Appraisal Report elaborated by Goldman Sachs	21
Exhibit V – Documents and Related Links	22

GLOSSARY, ABBREVIATIONS AND DEFINED TERMS

For the purposes of this Guide, the terms set out below will have the meaning ascribed to them, except when otherwise defined herein.

ESM	Extraordinary Shareholders Meeting of the Company, to be held on June 09, 2014, at 10:00 a.m.
BM&FBOVESPA	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros.
Company or Santander Brazil	Banco Santander (Brasil) S.A.
Board of Directors	Company’s Board of Directors.
Call Notice	Call Notice published by the Company in the Official Gazette of the State of São Paulo – DOESP on May 8, 9 and 10, 2014 and the newspaper “Valor Econômico” on May 8, 9 and 12, 2014, regarding the ESM.
Goldman Sachs	Goldman Sachs do Brasil Banco Múltiplo S.A.
CVM Normative Ruling nº 361/02	CVM Normative Ruling nº 361, dated as of March 5, 2002, as amended.
CVM Normative Ruling nº 481/09	CVM Normative Ruling nº 481, dated as of December 17, 2009.
Brazilian Corporate Law	Law No. 6404, dated as of December 15, 1976, as amended.
Guide	This Guide for attendance at the ESM.
Level 2	Level 2 special listing segment of São Paulo Stock Exchange of BM&FBOVESPA

Level 2 Regulation	Level 2 Regulation of Corporate Governance of BM&FBOVESPA
Santander Spain	Banco Santander S.A.

1. MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

I am very pleased to invite you to attend the ESM of Santander Brasil, to be held on June 09, 2014, at 10:00 a.m., in the Company’s headquarters auditorium located at Avenida  Presidente Juscelino  Kubitschek,  No. 2.041 and 2.235, 1st mezzanine, Vila  Olímpia,  São  Paulo – SP.

This Guide for Attendance at the ESM aims to assist you with the proper decision making, by anticipating important clarifications and instructions to you.

At ESM, we will deliberate about: (a) the Company’s exit from Level 2, pursuant to Section XI of Level 2 Regulation and Title X of the Company’s Bylaws. The exit from Level 2 will be a result from the voluntary exchange offer (“Exchange Offer”) of shares certificate (“Units”), common or preferred shares issued by the Company, by Brazilian Depositary Receipts (“BRDs”) or American Depositary Shares (“ADSs”) representatives of Santander Spain common shares. If the exit from Level 2 is approved, the Company will be listed in the traditional listing segment of BM&FBOVESPA; (b) the specialized company to be engaged for preparing an appraisal report based on the economic value of the Company, for purposes of the Exchange Offer and the consequent exit of Level 2, in compliance with the provisions of Sections X and XI of the Level 2 Regulation, the Title X of the Company’s Bylaws and of CVM Normative Ruling nº 361, between those indicated in the three-name list of appraisals approved by the Company’s Board of Directors in the meeting held on May 7, 2014, namely: (i) Bank of America Merrill Lynch, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3400, 16th floor; (ii) N M Rothschild & Sons (Brasil) Ltda., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2055, 18th floor; and (iii) KPMG Corporate Finance Ltda., with headquarters in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 33; and (c) alternatively, the shareholders may choose Goldman Sachs as specialized appraiser and accept the appraisal report provided by such bank, which was delivered to the Company’s Board of Directors by Santander Spain, and which will be used for the Exchange Offer purposes.

In order to facilitate your analysis and examination of the matters to be discussed at the ESM, all documents related to the matters included in the Call Notice are attached to this Guide, in compliance with the requirements of CVM Normative Ruling No. 481/09.

Please read it carefully. We are at your disposal to solve any doubt through the e-mails acionistas@santander.com.br  and ri@santander.com.br.

We expect this Manual may satisfy its purpose at providing clarifications on the matters to be discussed. Your participation in this important event is highly valuable for our Company.

Yours truly,

Celso Clemente Giacometti

Chairman of the Board of Directors

2. CALL NOTICE

BANCO  SANTANDER  (BRASIL)  S.A.

Publicly Held Company with Authorized Corporate Capital

CNPJ/MF nº  90.400.888/0001-42

NIRE 35.300.332.067

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. are convened, pursuant to Article 124 of Law No. 6.404/76, to attend to the Extraordinary Shareholders Meeting (“ESM”) which will be held on June 9 2014, at 10:00 a.m., at the Auditorium of the Company’s head office, located at Avenida Presidente Juscelino Kubitcheck, No. 2235 – 1st mezzanine – Vila Olímpia – São Paulo – SP, in order to decide on the following Agenda:

(a) Company’s exit from the Level 2 special listing segment of São Paulo Stock Exchange (BM&FBovespa S.A. – Bolsa de Valores Mercadorias e Futuros) (“Level 2”), with the discontinuity by the Company of differentiated corporate governance practices established on the Level 2 Regulation (“Exit from Level 2”), pursuant to Section XI of Level 2 Regulation and Title X of the Company’s Bylaws. The Exit from Level 2 will result from the voluntary exchange offer (“Exchange Offer”) of shares deposit certificate (“Units”), common or preferred shares issued by the Company, for Brazilian Depositary Receipts (“BRDs”) or American Depositary Shares (“ADSs”) representing Banco Santander, S.A. (“Santander Spain”) common shares. If the Exit from Level 2 is approved, and after the Exchange Offer, the Company will be listed in the traditional listing segment of BM&FBOVESPA;

(b) to choose a specialized company to be engaged for elaborating an appraisal report on the economic value of the Company, for purposes of the Exchange Offer and the consequent Exit from Level 2, in compliance with the provisions of Sections X and XI of the Level 2 Regulation, the Title X of the Company’s Bylaws and of CVM Instruction 361, as of March 5, 2002, as amended, between the entities presented to the Company’s Board of Directors in the meeting held on May 7, 2014, namely: (i)  Bank of America Merrill Lynch Banco Múltiplo S.A., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3400, 16th floor; (ii)  N M Rothschild & Sons (Brasil) Ltda., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2055, 18th floor; and (iii)  KPMG Corporate Finance Ltda., with headquarters in the City of São Paulo, State of São Paulo, at Dr. Renato Paes de Barros Street, 33, which were indicated in the appraisals’ list of three entities proposed by the Special Independent Committee created for the purposes of the Exchange Offer; or (iv)  alternatively, Goldman Sachs do Brasil Banco Múltiplo S.A., which report was provided as per Santander Spain’s  request, delivered to the Company’s Board of Directors and made available to the Shareholders in the present date,  to be used  in connection with the Exchange Offer, in the event the shareholders choose this forth entity.

The matter mentioned in item (b) of the Agenda shall only be voted if present, in the first call, shareholders representing at least 20% (twenty percent) of the Free Float, pursuant to item 2.1 of Level 2 Regulation and in Article 40 of the Company’s By-laws. If this quorum is not reached, a new extraordinary shareholders meeting will be called to decide about such matter, which will be installed and will decide with the presence of any number of shareholders of the Free Float.

In compliance with the provisions of item 10.1.1 of Level 2 Regulation, the resolutions in item (b) of the Agenda will be taken by the majority shareholders of the Free Float present at the meeting, not counting blank votes, being each share entitled to 1 (one) vote, regardless of their species (common of preferred).

General Instructions:

1.         The shareholders or their legal representatives should attend the ESM bringing the relevant identity documents. In the event of representation of a shareholder by way of a proxy, shareholders should deliver at the Company’s head office, no less than seventy-two (72) hours before the ESM, a power of attorney granted as set forth in the law; and

2.         Further information on the proposals to be analyzed at the ESM can be found in the Guide for Attendance at General Meetings available to shareholders (i) at the Company’s head office at Avenida Presidente Juscelino Kubitschek, nº 2.041 e nº 2.235, Bloco A, Vila Olímpia, São Paulo - SP, 9º andar – Corporate Legal Department, for consultation on business days, from 10:00 a.m. to 4:00 p.m., and also in their websites (www.santander.com.br/ir – in Corporate Governance >> Minutes of Meetings and www.santander.com.br/acionistas – in Governança Corporativa [Corporate Governance] > Administração [Management] > Atas de Reuniões e Assembleias); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro, nº 111, 5º andar, Centro de Consultas, Rio de Janeiro – RJ, or at Rua Cincinato Braga, nº 340, 2º a 4º andares, Ed. Delta Plaza, São Paulo – SP, and its website (www.cvm.gov.br); and (iii) at BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua XV de Novembro, No. 275, São Paulo - SP and its website (www.bmfbovespa.com.br).

São Paulo, May 7, 2014.

Celso Clemente Giacometti

Chairman of the Board of Directors

3. ATTENDANCE OF SHAREHOLDERS AT THE ESM

The shareholders of Santander Brazil may attend the ESM in person  or by duly appointed proxy.

Shareholders must submit the following documents to attend the ESM:

Individual:                     • identification with photo1 (original or certified copy)

Legal Entity:                 • corporate documents which evidence the legal representation of shareholder (original or certified copy)2

• ID document of the legal representative with photo (original or certified copy)

3.1. REPRESENTATION BY POWER OF ATTORNEY

The shareholder may be represented at the ESM by proxy, duly appointed by means of public or private instrument, and in compliance with art. 126, §1st of the Brazilian Corporate Law; proxies should have been appointed over no more than 1 (one) year, and should be (i) the Company’s shareholders, (ii) the Company’s management members, (iii) lawyers; or (iv) financial institutions, the investment  funds’ manager being responsible for representing the investors. The original or certified copies of the aforementioned documents may be delivered at the Company’s headquarters until the beginning of the ESM. However, in order to facilitate the access of shareholders to the ESM, we recommend these documents to be delivered within no less than 72 (seventy two) hours before the ESM.

In case of delivery of documents through e-mail, the original or certified copies should be delivered at the Company’s headquarters on the ESM date.

1The following documents may be presented:  (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the competent body.

Documents should be delivered at the Company’s head office, at Avenida Presidente Juscelino Kubitschek, nos. 2041 and 2235 - Bloco A - Vila Olímpia - São Paulo – SP, 9th floor – Corporate Legal Department, through telephone +55 11 3553-5438 and e-mail: juridsocietario@santander.com.br.

4. MANAGEMENT PROPOSAL REGARDING THE CHOICE OF APPRAISERS

1. Choice of Appraiser. It is of the exclusive competence of the Company’s Extraordinary Shareholders Meeting, as of the presentation of the three-name list presented by the Board of Directors, pursuant to article 10.1.1 of Level 2 Regulation, the choice of the institution or specialized company responsible for the determination of the economic value of the Company and Santander Spain, for the purposes of the Exchange Offer (voluntary exchange public offer of Units, common or preferred shares issued by the Company, by BDRs or ADSs representatives of common shares of Santander Spain) and the consequent exit of the Company from Level 2, according to Section X and XI of Level 2 Regulation, in article 48 of the Company’s Bylaws and CVM Normative Ruling 361/02.

2. Three-name List. In a meeting held on May 07, 2014, the Company’s Board of Directors approved the indication of the following three-name list of specialized companies to elaborate the appraisal report of the shares of the Company and Santander Spain, for the purposes of the Exchange Offer:

(i) Bank of America Merrill Lynch Banco Múltiplo S.A.;

(ii) N M Rothschild & Sons (Brasil) Ltda.; and

(iii) KPMG Corporate Finance Ltda.

3. Utilization of the appraisal report elaborated by Goldman Sachs. Alternatively to the choice of one of the three appraisers indicated above to prepare the appraisal report, the ESM may choose Goldman Sachs as appraiser and, in this case, the appraisal report prepared by it, as requested by Santander Spain, will be used for the purposes of the Exchange Offer and the Exit from Level 2.

4. Quorum and voting procedures. The decision regarding the choice of the appraiser established in the ESM shall only be voted if present shareholders representing at least 20% (twenty percent) of the total shares of the Free Float (as defined on Level 2 Regulation and in article 40 of the Company’s Bylaws). If this quorum is not reached, a new Extraordinary Shareholders Meeting will be convened to decide about this matter, which will be installed and will deliberate with the presence of any number of shareholders representing the Free Float.

The Controlling Shareholder (as this term is defined in Level 2 Regulation and in article 40 of the Company’s Bylaws) and the managers of the Company will not be entitled to vote in the matter included in the ESM in connection with the choice of the appraisers, which shall be taken by the majority votes of the Free Float present at the Extraordinary Shareholders Meeting, not counting blank votes, being each free float share entitle to 1 (one) vote, regardless of their class (common or preferred).

5. Availability of Documents. All documents related to the choice of the specialized company by the General Meeting, including those requested by CVM Normative Ruling 481/09, are available to the shareholders on BM&FBOVESPA and CVM, through the IPE system, as well as on investors’ relation website and at the Company’s headquarters.

***

5. INFORMATION ABOUT THE PRESENTED APPRAISERS

1. List of appraisers presented by the Board of Directors:

(i) Bank of America Merrill Lynch Banco Múltiplo S.A.;

(ii) N M Rothschild & Sons (Brasil) Ltda.; and

(iii) KPMG Corporate Finance Ltda.

Alternatively to the choice of one of the three appraisers indicated above to prepare the appraisal report, the ESM may choose Goldman Sachs as appraiser and, in this case, the appraisal report prepared by it, as requested by Santander Spain, will be used for the purposes of the Exchange Offer and the Exit from Level 2.

2. Description of the capacity of the presented appraisers:

The description of the qualification of each one of the institution presented by the Board of Directors is included in the respective work proposal attached to this Guide as Exhibit III.

The information related to Goldman Sachs is included in the appraisal report attached to this Guide as Exhibit IV (Appraisal Report elaborated by Goldman Sachs).

3. Copy of the work proposals and remuneration of the presented appraisers:

The copies of the work proposals are attached to this Guide as Exhibit III (Copies of the Work Proposals and Remuneration of the Presented Appraisers).

The information related to Goldman Sachs is included in the appraisal report attached to this Guide as Exhibit IV (Appraisal Report elaborated by Goldman Sachs).

4. Description of any relevant relation existing in the last 3 (three) years between the presented appraisers and the Company’s related parties, as defined by accounting rules which address this matter:

The description of the relationship between the appraisers presented by the Company’s Board of Directors and Company’s related parties in the last 3 (three) years are described in the respective work proposals and remuneration attached to this Guide as Exhibit III.

The information related to Goldman Sachs is included in the appraisal report attached to this Guide as Exhibit IV (Appraisal Report elaborated by Goldman Sachs).

EXIHIBIT I

Material Fact published on April 29, 2014

BANCO  SANTANDER  (BRASIL)  S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brazil”), in compliance with Paragraph 4th, article 157, of Law No. 6404/76 and with the Securities Commission Normative Ruling No. 358/02, hereby publicly informs that it was notified by its’ indirect controlling shareholder, Banco Santander S.A. (“Santander Spain”), that it plans to launch a voluntary public offer in Brazil and in the USA for the acquisition of up to the totality of the shares of Santander Brazil which are not owned by Santander Group, which represent around 25% of Santander Brazil’s capital, with the delivery of Santander Spain’s shares as payment (“Transaction”)

The Transaction will be voluntary, so that the shareholders of Santander Brazil may accept it or not, and will not be conditioned to a minimum level of acceptance. The shareholder of Santander Brazil which accept the offer will receive as payment Brazilian or American Depositary Receipts (BRDs or ADRs) representatives of shares issued by Santander Spain, becoming, therefore, shareholders of Santander Spain. As a consequence of the Transaction, Santander Brazil will remain a publicly held company listed in BM&FBOVESPA, but will exit the Level 2 of Corporate Governance of BM&FBOVESPA, passing to be listed in its’ traditional segment.

The completion of the Transaction is subject to the fulfillment of determined precedent conditions, including the registry of Santander Spain in the Securities Commission as foreign issuer, admission of BRDs of Santander Spain for the negotiation at BM&FBOVESPA, approval by the shareholders of Santander Brazil in a General Meeting, registry of the voluntary acquisition offer in the Securities Commission, elaboration of the appraisal report of the economic value of Santander Brazil and approval from the shareholders of Santander Spain in a General Meeting of the issuance of new shares which will be delivered as payment, beside others applicable regulatory approvals.

Is attached to this material fact the note issued by Santander Spain on this date regarding the Transaction with more information, including the proposed payment, in its original version and translation into Portuguese.

Santander Brazil will keep its’ shareholders and the market in general informed regarding any other new material facts relating to the Transaction.

São Paulo, Abril 29, 2014.

Carlos Alberto Lopez Galan

Relation with Investors Executive Officer

Nota de Prensa

Santander anuncia una oferta de adquisición por el 25% de su filial en Brasil

  La operación se pagará en acciones de Banco Santander y supondría un número máximo de aproximadamente 665 millones de acciones, equivalente a 4.686 millones de Euros.
  Esta oferta demuestra la confianza de Santander en su filial brasileña y en su potencial de crecimiento a largo plazo.
  La oferta, que es voluntaria, no está condicionada a un nivel mínimo de aceptación.
  La oferta es atractiva para los accionistas de Santander Brasil, que reciben una prima del 20%i.
  Y para los accionistas de Santander, ya que aumenta el beneficio por acción desde el primer año.
  Santander Brasil seguirá cotizando en la bolsa de Sao Paulo. Santander mantiene su política de operar a través de filiales autónomas en capital y liquidez y, a ser posible, cotizadas.
  Las acciones de Banco Santander cotizarán en la bolsa de Sao Paulo.

Madrid, 29 de abril de 2014. El consejo de administración de Banco Santander ha aprobado la realización de una oferta para la adquisición de la totalidad de las acciones de Banco Santander Brasil que no son titularidad del Grupo Santander y que representan, aproximadamente, el 25% del capital de Banco Santander Brasil. Banco Santander ofrecerá una prima del 20% sobre la última cotización. El importe de la operación, que se espera esté culminada en octubre de este año, será pagado en acciones de Banco Santander.

La oferta es voluntaria, de manera que los accionistas minoritarios de Santander Brasil podrán acudir o no a la misma, y no está condicionada a un nivel mínimo de aceptación. Santander adquirirá todas las acciones que acepten la oferta y no tiene intención de excluir de cotización a Santander Brasil ni en la bolsa de Sao Pauloii ni en la de Nueva York. Las acciones de Banco Santander cotizarán en la bolsa de Sao Paulo en forma de Brazilian Depositary Receipts (BDRs).

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2	1
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

Los accionistas que acepten la oferta recibirán, en forma de BDRs o de American Depositary Receipts (ADRs), 0,70 acciones nuevas de Banco Santander por cada unit o ADR de Santander Brasiliii.

Si acudiera a la oferta la totalidad del capital que está en manos de inversores minoritarios, Banco Santander tendría que emitir aproximadamente 665 millones de acciones, lo que equivale a un 5,8% del capital actual (4.686 millones de eurosiv).

Esta oferta es una demostración de la confianza de Banco Santander en Brasil y en su filial en este mercado así como en su potencial de crecimiento a largo plazo. Santander ofrece a los accionistas de Santander Brasil la oportunidad de canjear sus acciones con una prima del 20% o continuar como accionista de Santander Brasil.

La operación es buena tanto para los accionistas de Banco Santander Brasil como para los de la matriz, Banco Santander. Para los inversores minoritarios de Banco Santander Brasil, puesto que reciben una prima del 20%, lo que supone un múltiplo de precio sobre beneficios (PER) mayor que el de sus competidores, según el consenso de mercado. Además, lo perciben en acciones de Banco Santander, por lo que van a poder seguir beneficiándose de las ventajas de la exposición a Brasil y de un valor con elevada diversificación y perspectivas de crecimiento.

También es positiva para los accionistas de Banco Santander, puesto que incrementará su beneficio por acción (BPA) desde el primer momento. El consenso de mercado prevé que Santander Brasil obtenga un beneficio cercano a los 6.400 millones de reales brasileños en 2015 (equivalentes a aproximadamente 2.000 millones de euros) de los que, con la participación actual, el Grupo Santander se atribuiría alrededor de 1.500 millones de euros. Por tanto, si acudiera la totalidad del capital en manos de los minoritarios, Santander Brasil aportaría al Grupo Santander aproximadamente 500 millones de euros más en dicho año, incrementando un 1,3% el BPA, incremento que sería del 1,1% en 2016. El impacto en capital sería prácticamente neutral, ya que en el caso de acudir la totalidad de los minoritarios aportaría tres puntos básicos al core capital.

La oferta estará sujeta a las condiciones habituales de este tipo de operaciones, incluyendo la obtención de las correspondientes autorizaciones regulatorias y su aprobación por la junta general de accionistas de Banco Santander.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2	2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

INFORMACIÓN IMPORTANTE PARA INVERSORES SOBRE LA OPERACIÓN PROPUESTA

En relación con la operación propuesta Banco Santander, S.A. ( Santander ) registrará ante la Securities and Exchange Commission ( SEC ) una Declaración de Registro en formato F-4, que incluirá un folleto y una oferta de canje. SANTANDER SOLICITARÁ A LOS INVERSORES Y TENEDORES DE VALORES QUE LEAN LA DECLARACIÓN DE REGISTRO, EL FOLLETO, LA OFERTA DE CANJE Y CUALESQUIERA OTROS DOCUMENTOS RELEVANTES QUE SEAN REGISTRADOS ANTE LA SEC EN RELACIÓN CON LA OPERACIÓN PROPUESTA CUANDO DICHOS DOCUMENTOS ESTÉN DISPONIBLES, YA QUE CONTENDRÁN INFORMACIÓN IMPORTANTE. Todos aquellos documentos que sean registrados ante la SEC estarán disponibles, de manera gratuita, en la página web de la SEC (www.sec.gov).

La presente comunicación no constituye una oferta para vender valores o una solicitud de oferta para comprar valores, ni habrá ninguna venta de valores, en ninguna jurisdicción en la cual esté prohibida dicha oferta, solicitud o venta sin registro o cualificación en virtud de la normativa de mercado de valores de dicha jurisdicción. El presente documento no constituye una oferta de valores para su venta en los Estados Unidos, Brasil o cualquier otro lugar. Ninguna oferta de valores podrá hacerse en los Estados Unidos excepto si ha sido registrada de conformidad con la Securities Act de 1933 de los Estados Unidos de América, y sus sucesivas modificaciones, o al amparo de una excepción prevista en la Securities Act de 1933 de los Estados Unidos de América. Y ninguna oferta podrá realizarse en Brasil hasta que se haya cumplido la normativa aplicable a tal efecto.

Previsiones y estimaciones

La presente comunicación incluye ciertas previsiones y estimaciones en el sentido de la definición del U.S. Private Securities Litigation Reform Act of 1995 . Dichas previsiones y estimaciones pueden identificarse por el uso de palabras o expresiones tales como espera , anticipa , tiene intención de , proyecta , cree , busca , estima y vocablos similares e incluyen, entre otras cosas, comentarios sobre el desarrollo esperado de los negocios y la evolución financiera de Santander derivados de la ejecución de la operación aquí descrita. Tales previsiones se basan en las expectativas actuales de la dirección de Santander y están intrínsecamente afectadas por la incertidumbre y sujetas a cambios de circunstancias. Santander no asume obligación alguna de actualizar estas previsiones y estimaciones para reflejar la situación actual de resultados ni cualquier cambio en acontecimientos, condiciones, asunciones u otros factores.

I Basado en el precio de cierre al 28 de Abril de 2014 de 7,046 euros en Banco Santander y de 12,74 reales en Santander Brasil con un tipo de cambio de 3,104 reales por euro al 28 de Abril 2014.
II Santander Brasil pasará de cotizar en el Nivel 2 de Gobierno Corporativo de BM&FBovespa a hacerlo en su segmento tradicional.
III Representa una relación de canje de 0,350 acciones de Banco Santander por cada acción ordinaria ( ON ) y por 0,350 por cada acción preferente ( PN ) de Santander Brasil y asume que antes de la liquidación de la oferta se habrán ejecutado los acuerdos adoptados por la asamblea general de Santander Brasil el pasado 18 de marzo por los que (i) se atribuyeron gratuitamente a sus accionistas 5 nuevas PNs por cada 55 ONs y 50 PNs y (ii) se acordó realizar un reverse split para dividir por 55 el número de ONs y PNs en circulación. Si en la fecha de liquidación no se hubieran ejecutado completamente estos acuerdos la ecuación de canje se ajustaría proporcionalmente.
IV Teniendo en cuenta la cotización de cierre de Banco Santander el 28 de abril y un tipo de cambio real/euro de 3,104 a esa fecha, pero sin considerar las acciones a emitir en virtud del programa Santander Dividendo Elección en curso, cuyo resultado se comunicará el 29 de abril.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2	3
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

Nota a imprensa

Santander anuncia uma oferta de aquisição de 25% de sua filial no Brasil

  A operação será paga em ações do Banco Santander e abrangerá um número máximo de aproximadamente 665 milhões de ações, equivalentes a 4.686 milhões de Euros.
  Esta oferta demonstra a confiança do Santander em sua filial brasileira e no seu potencial de crescimento a longo prazo.
  A oferta, que é voluntária, não está condicionada a um nível mínimo de aceitação.
  A oferta é atraente para os acionistas do Santander Brasil, que recebem um prêmio de 20%i.
  E para os acionistas do Santander, visto que aumenta o lucro/benefício por ação desde o primeiro ano.
  Santander Brasil continuará listado na BM&FBovespa. O Santander mantém sua política de operar através de filiais autônomas em termos de capital e liquidez e, na medida do possível, listadas em bolsa de valores.
  As ações do Banco Santander também serão listadas na BM&FBovespa.

Madrid, 29 de abril de 2014. O conselho de administração do Banco Santander aprovou a realização de uma oferta para a aquisição da totalidade das ações do Banco Santander Brasil que não sejam de titularidade do Grupo Santander e que representam, aproximadamente, 25% do capital do Banco Santander Brasil. O Banco Santander oferecerá um prêmio de 20% sobre a última cotação. O montante da operação, que está prevista para ser concluída em outubro deste ano, será pago em ações do Banco Santander.

A oferta é voluntária, de modo que os acionistas minoritários do Santander Brasil poderão aceitá-la ou não, e não está condicionada a um nível mínimo de aceitação. O Santander adquirirá todas as ações que aceitem a oferta e não possui a intenção de que o Santander Brasil deixe de ser listado na BM&FBovespaii tampouco na bolsa de Nova York. As ações do Banco Santander serão negociadas na BM&FBovespa na forma de Brazilian Depositary Receipts (BDRs).

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

Os acionistas que aceitarem a oferta receberão, na forma de BDRs ou de American Depositary Receipts (ADRs), 0,70 novas ações do Banco Santander para cada Unit ou ADR do Santander Brasiliii.

Se a totalidade do capital que está nas mãos de acionistas minoritários aderir à oferta, o Banco Santander deverá emitir aproximadamente 665 milhões de ações, o que equivale a 5,8% do capital atual (4.686 milhões de eurosiv).

Esta oferta é uma demonstração da confiança do Banco Santander no Brasil e em sua filial neste mercado, assim como em seu potencial de crescimento a longo prazo. O Santander oferece aos acionistas do Santander Brasil a oportunidade de permutar suas ações com um prêmio de 20% ou permanecer como acionista do Santander Brasil.

Esta operação é vantajosa tanto para os acionistas do Banco Santander Brasil quanto para os da matriz, Banco Santander. Para os acionistas minoritários do Banco Santander Brasil dado que receberão um prêmio de 20%, o que implica um múltiplo de preço por lucro (PER) maior do que o dos seus concorrentes segundo consenso no mercado. Além disso, receberão em ações do Banco Santander, em razão do que poderão continuar se beneficiando das vantagens da exposição ao Brasil, bem como de um ativo com alta diversificação e perspectivas de crescimento.

Também é positiva para os acionistas do Banco Santander, visto que aumentará o seu lucro/benefício por ação (BPA) desde o primeiro momento. Há consenso no mercado em prever que o Santander Brasil obterá um lucro próximo a R$ 6.400 milhões em 2015 (equivalentes a aproximadamente EUR 2.000 milhões) dos quais, com a participação atual, cerca de EUR 1.500 milhões seriam atribuídos ao Grupo Santander. Portanto, se a totalidade do capital nas mãos dos minoritários aderir à oferta, o Santander Brasil trará ao Grupo Santander EUR 500 milhões a mais neste ano, com um aumento de 1,3% do BPA, aumento esse que será de 1,1% em 2016. O impacto da operação no capital seria praticamente neutro, visto que, se todos os acionistas minoritários aderirem à oferta, isso traria três pontos base ao core capital.

A oferta está sujeita às condições usuais deste tipo de operação, incluindo a obtenção das autorizações regulatórias correspondentes e sua aprovação pela assembleia geral de acionistas do Banco Santander.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

INFORMAÇÃO IMPORTANTE PARA INVESTIDORES SOBRE A OPERAÇÃO PROPOSTA

Com relação à operação proposta, Banco Santander, S.A. ( Santander ) registrará perante a Securities and Exchange Commission ( SEC ) uma Declaração de Registro no formato F-4, que incluirá um prospecto e uma oferta de permuta. SANTANDER SOLICITARÁ AOS INVESTIDORES E DETENTORES DE VALORES MOBILIÁRIOS QUE LEIAM A DECLARAÇÃO DE REGISTRO, O PROSPECTO, A OFERTA DE PERMUTA E QUAISQUER OUTROS DOCUMENTOS RELEVANTES QUE SEJAM REGISTRADOS PERANTE A SEC EM RELAÇÃO

À OPERAÇÃO PROPOSTA QUANDO TAIS DOCUMENTOS ESTIVEREM DISPONÍVEIS, VISTO QUE CONTÊM IMPORTANTES INFORMAÇÕES. Todos aqueles documentos que sejam registrados perante a SEC estarão disponíveis, de forma gratuita, na página da SEC na internet (www.sec.gov).

Este comunicado não constitui uma oferta de venda de valores mobiliários ou uma solicitação de oferta para aquisição de valores mobiliários, nem haverá qualquer venda de valores mobiliários em qualquer jurisdição na qual seja proibida tal oferta, solicitação ou venda antes do registro ou qualificação nos termos da legislação de mercado de capitais da referida jurisdição. O presente documento não constitui uma oferta de valores mobiliários para sua venda nos Estados Unidos, Brasil ou qualquer outro local. Nenhuma oferta de valores mobiliários poderá ser realizada nos Estados Unidos exceto se devidamente registrada nos termos do Securities Act de 1933 dos Estados Unidos, conforme alterado, ou amparada por uma exceção prevista em tal legislação. E nenhuma oferta poderá ser realizada no Brasil salvo se em conformidade com a legislação aplicável.

Previsões e estimativas

Este comunicado inclui certas previsões e estimativas no sentido da definição do U.S. Private Securities Litigation Reform Act of 1995 . Essas previsões e estimativas podem ser identificadas por palavras como espera , prevê , pretende , planeja , acredita , busca , estima ou palavras com significados similares e incluir, mas não se limitando a, comentários sobre o desenvolvimento esperado dos negócios e desempenho financeiro do Santander, resultando da operação aqui descrita. Tais previsões se baseiam nas expectativas atuais da administração do Santander e estão intrinsecamente sujeitas a incertezas e mudanças de circunstâncias. Santander não assume qualquer obrigação de atualizar essas previsões e estimativas para refletir os resultados reais, ou qualquer mudança nos acontecimentos, condições, premissas ou outros fatores.

i Baseado no preço de fechamento em 28 de abril de 2014 de EUR 7,046 no Banco Santander e de R$ 12,74 no Santander Brasil, com um câmbio real euro de 3,104 em 28 de abril de 2014.

ii Santander Brasil deixará de ser listado no Nível 2 de Governança Corporativa da BM&FBOVESPA e passará a ser listado em seu segmento tradicional.

iii Representa uma relação de troca de 0,350 ações do Banco Santander por cada ação ordinária ( ON ) e 0,350 por cada ação preferencial ( PN ) do Santander Brasil e assume que antes da liquidação da oferta se terão executado os acordos adotados pela assembleia geral do Santander Brasil no dia 18 de março passado, pelos quais (i) se atribuíram gratuitamente a seus acionistas 5 novas PNs por cada 55 ONs e 50 PNs e (ii) acordou-se realizar um grupamento para dividir por 55 o número de ONs e PNs em circulação. Se na data de liquidação não tenham sido executados completamente esses acordos a equação de troca será ajustada proporcionalmente.

iv Considerando a cotação de fechamento do Banco Santander em 28 de abril e um câmbio real/euro de 3,104 em tal data, mas sem considerar as ações a serem emitidas em virtude do programa Santander Dividendo Elección em curso, cujo resultado será comunicado em 29 de abril.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

EXIHIBT II

Minutes of Board of Directors Meeting held on May 07, 2014

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 07, 2014

DATE, TIME AND PLACE:

On May 07, 2014, at 09h00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”), located at Avenida Presidente Juscelino Kubitschek, nº. 2.235, Vila Olímpia, São Paulo – SP, Brazil.

ATTENDANCE:

All the members of the Board of Directors attended, by means of videoconference, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors and independent member; Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; and the following Directors, Mr. Conrado Engel, Mr. José de Paiva Ferreira, Mr. José Antonio Alvarez Alvarez, Mr. José Manuel Tejon Borrajo, and the Independent Directors Mrs. Viviane Senna Lalli and Mrs. Marília Artimonte Rocca.

CALL NOTICE:

The call notice was waived in view of the presence of all the members of the Board of Directors.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

To deliberate about:

(a) the submission of the list of three specialized firms which will present to Santander proposals for elaborating an appraisal report on the economic value of the Company and of Banco Santander S.A. (“Santander Spain”), in connection with the voluntary exchange offer (“Exchange Offer”) of Units, common or preferred shares issued by the Company, for Brazilian Depositary Receipts (“BDRs”) or American Depositary Shares (“ADSs”), representing common shares issued by Santander Spain, and the subsequent exit of the Company from the Level 2 special listing segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (“Level 2”), to be submitted to the approval of the Company’s Shareholders Meeting;

(b) the submission to the shareholders of the Company of the appraisal report prepared by Goldman Sachs do Brasil Banco Múltiplo S.A. (“Goldman Sachs”), as per Santander Spain’s request, which was delivered to the Board of Directors of the Company by Santander Spain; and

(c) the call of an Extraordinary Shareholders Meeting of the Company in order to deliberate about the exit of the Company from the aforementioned Level 2, if the Exchange Offer is implemented, as well as about other issues mentioned in items (a) and (b) above.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Passing through the agenda, after examining and discussing the aforementioned matters, in accordance with the statement of the Special Independent Committee created by this Board of Directors on April 30, 2014, acknowledged in the Minutes of the Special Independent Committee’s Meeting as of May 05, 2014, the Board of Directors of the Company unanimously decided:

(a) to present, pursuant to item 10.1.1 of the Level 2 Regulation and Article 48 of the Company’s By-laws, the following specialized companies that shall present proposals for elaborating an appraisal report of the shares of the Company and of Santander Spain, in relation to the Exchange Offer to be submitted for approval of the Shareholders Meeting of the Company, which shall comply with CVM Instruction 361/02: (i) Bank of America Merrill Lynch Banco Múltiplo S.A., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3400, 16º floor; (ii) N M Rothschild & Sons (Brasil) Ltda., with headquarters in the City of São Paulo, Estado de São Paulo, at Avenida Brigadeiro Faria, 2055, 18º floor; and (iii) KPMG Corporate Finance Ltda., with headquarters  in the City of São Paulo, State of São Paulo, at Dr. Renato Paes de Barros Street, 33.

(b) furthermore, considering that this Board of Directors received from Santander Spain, as the offeror of the Exchange Offer, an appraisal report prepared by Goldman Sachs, the Directors deliberated, in order to speed up the process of the Exchange Offer, to present said appraisal report to the Company’s shareholders, so that they may, in the Extraordinary Shareholders Meeting: (i) choose one of the three (3) specialized companies set forth in item (a) above to prepare the appraisal report, or (ii) choose Goldman Sachs as the specialized company and, in this case, the appraisal report prepared by said institution upon Santander Spain’s request will be used in connection with the Exchange Offer;

(c) to call the Extraordinary Shareholders Meeting in order to deliberate about the exit of the Company from Level 2, as set forth in Section XI of the Level 2 Regulation and in Chapter X of the Company’s By-laws, due to the Exchange Offer to be made by Santander Spain, as well as to deliberate about the matters set forth in items (a) and (b) above, considering the following: (i) Goldman Sachs’ appraisal report shall be made available to the shareholders in the headquarters of the Company as of the date of the publication of the first call of the aforementioned Extraordinary Shareholders Meeting; (ii) the matters set forth to item (a) and (b) above shall only be submitted to voting if the following number of shareholders are present: (1) in the first call, shareholders representing, at least, 20% (twenty per cent) of the free float (pursuant to item 2.1 of Level 2 Regulation and in Article 40 of the Company’s By-laws), and (2) in the second call, any number of shareholders; and

(d) finally, the Board of Directors accepted the recommendation made by the Special Independent Committee for the Audit Committee to accompany and analyze the activities involved in this transaction and recommend courses of action, when applicable, to the Board of Directors.

CLOSING:

There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which, after read and approved, will be signed by the attending Directors and by the Secretary. São Paulo, May 07, 2014. Attending Directors: Celso Clemente Giacometti – Chairman of the Board of Directors; Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Mr. Conrado Engel, Mr. José de Paiva Ferreira, Mr. José Antonio Alvarez Alvarez, Mr. José Manuel Tejon Borrajo, Mrs. Viviane Senna Lalli and Mrs. Marília Artimonte Rocca. Mr. Marco Antônio Martins de Araújo Filho – Secretary.

I hereby certify that this is a true copy of the minutes recorded in the Book of Minutes of the Board of Directors of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

EXHIBIT III

Copies of the Work Proposals and Remuneration of the Presented Appraisers

ROTHSCHILD

Santander

Financial advisory proposal

Laudo de Avaliação – Instrução CVM nº361

May, 2014

Contents

Sections

1	Introduction	2
2	Strong global and domestic track record in FIG	4
3	Unique expertise in providing independent valuation reports	7
4	Proposed scope of work	10
5	Proposal	14

Appendices

A	CVs of Rothschild team	16
B	Introduction to Rothschild in Brazil	22
C	Rothschild Global Financial Institutions Group	28

1

ROTHSCHILD

1. Introduction

1.1 Rothschild: a unique set of skills for the assignment

Leading global M&A adviser

- Unrivalled 200 year tradition of advisory
- Consistently dominates M&A league tables
- Trusted by the largest clients on their most sensitive deals
- Global presence through network of +40 local offices

Independent and impartial advice

- We have no agenda other than yours – client's interests are our priority
- We are not creditors or shareholders of Santander

ROTHSCHILD

Experienced Financial Institutions Group

- Dedicated global team with over 50 bankers
- Proven experience, with consistent league table performance
- Past experience with Santander

Track-record in valuation reports

- As an independent advisor, we are uniquely positioned to provide Santander a fairness opinion
- Experience in similar situations with large clients in Brazil (most recently, Redecard and Cimpor)

3
ROTHSCHILD

2. Strong global and domestic track record in FIG

2.1 Strong global FIG franchise

Rothschild FIG credential in Europe and globally

More than 50 FIG bankers worldwide

Consistent league table performance

Strong reputation in cross border deals

European FIG M&A – 2013	US$bn	No
1 Morgan Stanley	27.0	17
2 Rothschild	**19.5**	**16**
3 JP Morgan	19.1	19
4 Goldman Sachs	18.1	25
5 Lazard	13.6	17
6 BNP Paribas	11.5	14
7 Deutsche Bank	10.9	18
8 Barclays	8.5	21
9 UBS	7.3	15
10 Leonardo & Co	6.9	10

Announced deals by value (1 Jan to 31 Dec 2013)
Source Thomson Reuters (2 Jan 2014)

Recent credentials (selected)

Client	Description	Date
Bank of Greece	Advice in relation to the Stress Test of the Greek banking sector	Current
Banco Santander	€470m acquisition of an 8% stake in Bank of Shanghai from HSBC and establishment of a strategic cooperation agreement	Current
Rabobank	€1bn disposal of 98.5% stake in Bank BGZ to BNP Paribas	Current
Allied Irish Banks	Disposal of Ark Life (closed life insurance business) to Guardian Financial Services	Current
BFA	€1,304m sell-down of a 7.5% stake in Bankia	2014
Nationwide Building Society	IPO of £550m CRD IV compliant equity capital Financial and Structuring Advisor	2013
HM Treasury	Adviser on potential good / bad bank split of RBS Financial adviser to HM Treasury	2013
Banco Sabadell	€1,383bn capital increase Financial adviser	2013
BPCE	€12.1bn buy-back by the Banques Populaires and the Caisse d'Epargne of Natixis' Cooperative Investment Certificates	2013
Central Bank of Cyprus	Restructuring and recapitalisation of the banking system	2013
The Hellenic Financial Stability Fund	€395m recapitalisation of New Proton Bank and sale to Eurobank	2013
Portuguese State	€7.75bn injection of core tier 1 capital into BCP, BPI, CGD and Banif	2012-13

5

ROTHSCHILD

2. Strong global and domestic track record in FIG

2.2 Leading expertise in Brazilian FIG segment

Brazilian FIG M&A – last 5 years		US$bn	No
1	Morgan Stanley	19.5	8
2	Itau Unibanco	18.3	17
3	**Rothschild**	**17.1**	**7**
4	BAML	13.1	9
5	Banco BTG Pactual	11.8	23
6	JP Morgan	10.6	11
7	Citi	9.9	6
8	Credit Suisse	8.6	10
9	Banco Fator	5.7	4
10	Santander	5.3	7

Completed deals by value (1 Jan 2009 to 31 Dec 2013)
Source Thomson Reuters (2 Jan 2014)

Ideal Invest
IDEALINVEST
Sale of a strategic stake in Ideal Invest to Itaú Unibanco
2013

Redecard
REDECARD
US$6.8bn tender offer and delisting from BM&F Bovespa's Novo Mercado
2012

Camargo Corrêa S.A.
CAMARGO CORRÊA
US$1.7bn
Disposal of its 11.4% voting stake in Itaúsa to Petros
2011

BM&F
BM&F BOVESPA
US$620m
Increase in its stake in CME and operational agreement between both companies
2010

Telemar
oi
Consumer Finance and Mobile Payment partnership between Oi, Banco do Brasil and Cielo
2010

BM&F
BM&F BOVESPA
US$20bn
Merger with Bovespa Holding
2008

ARX Capital
ARX
Disposal of ARX Capital Management to The Bank of New York Mellon Corporation
2008

Unibanco
UNIBANCO
US$45bn
Merger of Unibanco with Banco Itaú Holding Financeira
2008

BM&F
BM&F BOVESPA
Demutualization options and US$3.4bn IPO advisory
2007

Itaúsa
Itaú
US$3.3bn
Acquisition of ABN AMRO's private banking operations for Latin American clients
2007

BM&F
BM&F BOVESPA
US$730m
Opinion on value accretion from CME equity swap and operating agreement
2007

Banco Indusval Multistock
B | I | M
US$134 m
IPO of Banco Indusval Multistock
2007

BM&F
BM&F BOVESPA
US$534m
Sale of 10% stake to General Atlantic
2007

BM&F
BM&F BOVESPA
Advisory on the decision to proceed with the demutualization
2006

Mr. Moise Safra
Safra
Shareholding reorganization of financial companies Safra Group
2005

6

ROTHSCHILD

3. Unique expertise in providing independent valuation reports

3. Unique expertise in providing independent valuation reports

3.1 Strong global fairness opinion experience in FIG

Specific expertise in Fairness Opinion for financial institutions

Banco de Valencia Fairness opinion in the context of its merger by absorption with CaixaBank **2013**	**LCH.Clearnet** Fairness opinions in relation to cash offer and revised cash offer from LSE **2013**	**Banco Sabadell Board of Directors** Fairness opinion on the acquisition of a 462 branch network from Banco Mare Nostrum **2012**	**FROB** Pre-money valuation of BFA (Bankia) for €4.5bn preference share conversion **2012**	**Banca Cívica** Fairness opinion in relation to the exchange ratio agreed for its integration in CaixaBank **2012**	**Redecard** US$6.8bn tender offer and delisting from BM&F Bovespa's Novo Mercado **2012**
Deutsche Börse Fairness opinion in relation to $20bn proposed merger with NYSE Euronext **2011 / 2012**	**Renaissance Capital** Valuation advice to Renaissance Capital (RFHL) in the context of an internal restructuring **2011**	**Deutsche Bank** Fairness opinion on the acquisition of a stake in Deutsche Postbank **2009**	**Dexia** €676m disposal of a 20% stake in Crédit du Nord to Société Générale **2009**	**Hypo Real Estate** Fairness opinion to Management in relation to potential alternative solutions to the Government support package **2009**	**Sberbank and BPS Bank** Independent valuation of BPS Bank and fairness opinion on Sberbank's US$281m offer for a 93.27% shareholding in BPS Bank **2009**
Dresdner Bank Fairness opinion in relation to the sale of certain participations and assets to Allianz **2009**	**Old Mutual** Advising on the fair value and options for South African non-life insurer Mutual & Federal **2008**	**Bank of China Limited** Fairness opinion to the independent board committee on continuing transactions with BOC Hong Kong **2008**	**Capitalia SpAx** Fairness opinion on €21.1bn merger with Unicredit SpA **2007**	**Bank Handlowy w Warszawie SA** US$44.6m fairness opinion on disposal of asset management operations to Citibank Overseas Investment Corporation **2006**	**Banca Nazionale del Lavoro** Fairness opinion on €9bn mandatory tender offer for BNL by BNP Paribas **2006**

8

ROTHSCHILD

3. Unique expertise in providing independent valuation reports

3.2 Vast experience in valuation reports in Brazil

Long-term experience in doing fairness opinions/ independent valuation reports in Brazil for top quality local corporate clients

B2W
R$2,4bn
Fairness opinion on the capital increase guaranteed by Lojas Americanas and Tiger Global Management
Em andamento

Confidencial
Independent valuation of selected assets
2014

AmBev
Fairness opinion on the acquisition of 50% of Cerveceria Bucanero (Cuba) from AB Inbev
2014

Cimpor
€4,8bn
Corporate reorganisation and asset swap with InterCement
2012

Redecard
US$6,8bn
Redecard on the public tender offer for voluntary delisting by Itaú
2012

Oi
US$ 36m
Fairness opinion on the cash tender offer to delist Tele Norte Celular Participações
2012

Vale
Independent valuation of the 49% stake in the Belvedere project (Coal)
2012

Dasa
US$1,2bn
Fairness Opinion on the acquisition of MD1
2010

Gafisa
US$577m
Fairness opinion on the acquisition of the remaining 40% in Construtora Tenda S.A.
2009

Terna
US$2,2bn
Fairness opinion on the sale of Terna Participações to Cemig
2009

Comitê Independente
US$10,0bn
Fairness opinion on the merger with Perdigão
2009

Invepar
US$532m
Fairness opinion on the acquisition of Metrô Rio by Invepar
2009

MAN AG
US$1,6bn
Fairness opinion on the acquisition of Volkswagen Trucks and Buses
2008

Unibanco
US$45,0bn
Fairness opinion on the merger of Unibanco and Banco Itaú Holding Financeira
2008

BM&F
US$20,3bn
Merger with Bovespa Holding
2008

JBS
US$1.5bn
Acquisition of Swift Foods & Company
2007

BM&F
Share swap and operational agreement with Chicago Mercantile Exchange US$730 m
2007

Brasil Telecom
US$28m
Fairness opinion on the acquisition of a 25,6% stake in IG
2005

Vale
Strategic review and valuation of three rail projects in Brazil
2005

Brasil Telecom
US$101m
Fairness opinion on the acquisition of a 63% stake in IG
2004

9

ROTHSCHILD

4. Proposed scope of work

4.1 Scope of work

We understand the scope of work encompasses an independent valuation report under "Instrução CVM nº361"

Project requirement: Independent Valuation "Instrução CVM nº361"

ROTHSCHILD

value add

- **Long-term commitment to Brazil**
- **Strong and experienced team**
- **Full time senior dedication**
- **Financial Institutions Group expertise**
- **Global track record in similar valuations**

- Independent Advisor – No conflict of interest
- Strong technical capabilities
- Experienced, senior bankers always involved

Rothschild is uniquely positioned to advise Santander in the proposed transaction

11

ROTHSCHILD

4. Proposed scope of work

4.2 Conflict of interest

We have no conflicts of interest with respect to the proposed transaction. Our independence enables us to offer an unbiased analysis.

1 No Conflicts of Interest – Proposed Transaction

We confirm that, based on the description of the transaction provided, we are free of any conflict of interest in providing the services to Santander

2 No Conflicts of Interest – Products and Lending to Competitors

Our business model focuses on pure advisory, free of conflicts of interest associated with the cross-selling of other products. We do not provide lending or use our balance sheet to serve our clients, this means that:

- We have the freedom to offer best solutions in the interest of Santander;
- We provide independent recommendations based on unbiased analysis;
- Unlike other investment banks, we don't have any outstanding debt or lending arrangements with any of the parties involved

12

ROTHSCHILD

4. Proposed scope of work

4.3 Team structure

A first class dedicated team with strong local and industry experience

Execution team
Paolo Pellegrini Managing Director
Gustavo Saito Director
Victor Leclercq Vice President
Klaus Schmidt Analyst

Senior Support — ROTHSCHILD
Luiz Muniz Managing Director *Head of Latam*
Cyril de Mont-Marin Managing Director *Global Head of FIG*
Juan Gich Senior Advisor *Executive Vice Chairman*

- **We would propose to manage the execution of this assignment by a team which draws on the execution capability of our team in São Paulo**
- **This structure combines the expertise of seasoned professionals to deliver quality and comprehensive advice:**
  - On the ground professionals with extensive experience in the sector, product and local context
  - Speed of execution
  - Strong senior support from industry experts
- **Valuation would be discussed and approved by a team of senior bankers in São Paulo**

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5. Proposal

5.1 Fee proposal

Typically for an assignment of this type (Valuation Report – "Instrução CVM nº361"), our remuneration would be structured as a fixed fee, irrespective of the completion of the transaction.

We would propose the following fee structure:

Fixed Fee:

- US$800,000 (eight hundred thousand US Dollars, net of taxes) payable upon delivery of valuation report "Instrução CVM nº361".

Other terms:

- The US$ amounts will be translated into R$ using the exchange rate at the business day prior to the date of payment.

Expenses:

- Reasonable out-of-pocket expenses, including airfare, telecommunication costs, legal fees to review of the valuation report, third party research expenses and other reasonable out-of-pocket costs. These will vary during the course of the assignment, and will principally be influenced by the degree of travel required. In this context we have been able to reduce travel expenses in recent transactions by the use of video and tele-conferencing.

Luiz O. Muniz

Paolo Pellegrini

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Appendix A. CVs of Rothschild team

A.1 Luiz Muniz

Managing Director – Head of Latin America

Experience 20 Years
Team Brazil
Office São Paulo

Contacts

Phone: +55 11 3039 5844
Email: luiz.muniz@rothschild.com

- Luiz has over 20 years of experience in M&A, capital raisings, strategic advice and privatizations
- Prior to joining Rothschild in 2003, he worked at CSFB Garantia in São Paulo for 8 years and at Salomon Brothers in New York for 4 years
- Luiz has a MBA with Honors from the University of Chicago, where he also serves on its Global Advisory Board, and a BS in Civil Engineering from PUC-RJ

Selected Advisory Experience

- Mills Engenharia e Serviços S.A. on the R$102 million sale of its Industrial Services Division to PEH/asset manager Leblon Equities (2013)
- Gafisa on the US$ 700 million sale of a 70% stake in Alphaville to Blackstone and Pátria (2013)
- Groupe Casino on the US$838mi acquisition of the remaining stake in Wilkes (2013)
- Ideal Invest, Brazil's leading privately owned student loan manager, on the sale of a strategic stake to Itaú Unibanco (2013)
- AmBev in the US$132 billion corporate restructuring to transition the company's current dual-class share capital structure to a new, single-share capital structure comprised exclusively of voting common shares (2013)
- Almeida Júnior on the acquisition of 50% of Westfield Almeida Júnior JV (2013)
- QGOG Constellation on its Initial public offer and the acquisition of 45% of two ultra-deepwater drillships from Alperton Capital (On hold)
- COPERSUCAR on the acquisition of Eco-Energy Holdings, Inc. (2012)
- Carlyle on the acquisition of a 60% controlling stake at Tok&Stok, the largest furniture and decoration retailer in Brazil (2012)
- Telemar on its US$15 billion shareholding reorganization (2012)
- Almeida Júnior on the establishment of its US$ 970MM joint venture with Westfield (2011)
- Casino on the analysis and rejection of a non solicited offer by Pão de Açúcar (2011)
- Telemar on its US$4.7 billion capitalization and industrial alliance with Portugal Telecom (2011)
- Magazine Luiza on its US$ 562 million equity offering (2011)
- Camargo Corrêa on the disposal of its 11.4% voting stake in Itaúsa to Petros for US$1.7 billion (2011)
- Usiminas on the US$1.9 billion capitalization of its mining and logistics assets by Sumitomo Corp in exchange for a 30% stake (current)
- Citrosuco on its merger of equals with Citrovita (current)
- Infraero on the preparation of its IPO and proposition of alternative management models (current)
- BM&F Bovespa on the acquisition of 3.2% stake of CME for US$620 million (2010)
- Petrobras on its US$70bn global equity offering (2010)
- Tereos on the merger of its European cereal assets and its Brazilian subsidiary, Açucar Guarani to form Tereos Internacional (2010)
- Andrade Gutierrez on the acquisition of 33% of the voting capital of Cemig from SEB for US$1.4 billion and on the sale of its 25% stake in the controlling group of Light S.A. to CEMIG for US$450 million (2009)
- The Carlyle Group on the acquisition of 63.6% stake in CVC Brasil Operadora e Agência de Viagens (2009)

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Appendix A. CVs of Rothschild team

A.2 Paolo Pellegrini

Managing Director

Experience	20 Years
Team	Brazil
Office	São Paulo

Contacts

Phone: +55 11 3039 5843

Email: paolo.pellegrini@rothschild.com

- Paolo has over 20 years of experience in banking, capital markets and corporate finance, in the Brazilian and international markets
- Paolo joined Rothschild in 2010. Before that he was a managing director at Itau-BBA
- Paolo has a degree in business administration from Universidade Federal do Rio Grande do Sul

Selected Advisory Experience

- Merger between Rumo Logistica and ALL and spin-off of Cosan Logistica (ongoing)
- Advisor to bondholders of OGX in the restructuring of the company (ongoing)
- Grupo Rede on its US$4.8bn debt restructuring (ongoing)
- Almeida Júnior on the acquisition of 50% of Westfield Almeida Júnior JV (2013)
- Biosev on the negotiation of US$296m long-term refinancing (2013) and analysis of capital structure and financing alternatives (2012)
- Grupo SBF (Centauro), the leading sporting goods retailer in Brazil, on the sale of approximately 30% of the Company to GP Investments (2012)
- Rede Energia S.A. and Centrais Elétricas do Pará ("CELPA") on the in-court restructuring of c.US$1.5 billion of CELPA's debt obligations, coupled with the sale of REDE's shares on CELPA to Equatorial Energia S.A. and subsequent US$350 million capital injection from Equatorial into CELPA (2012)
- Lupatech in the structuring of a private placement to raise up to US$375mm and the acquisition of the Brazilian assets of San Antonio Int'l (2012)
- Almeida Júnior of the establishment of its US$970million joint venture with Westfield (2011)

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Appendix A. CVs of Rothschild team

A.3 Gustavo Saito

Director

Experience 15 Years
Team Brazil
Office São Paulo

Contacts
Phone: +55 11 3039 5843
Email: paolo.pellegrini@rothschild.com

- Gustavo has 15 years of experience in mergers & acquisitions and equity capital markets
- Gustavo joined Rothschild in 2003 having worked before at Credit Suisse and Donaldson, Lufkin & Jenrette
- Gustavo has business degree from Fundação Getúlio Vargas

Selected Advisory Experience

- Casino's final negotiations for Mr.Diniz exit of Pão de Açúcar (2013)
- Itaúsa's sale of Itautec's ATM business to OKI (2013)
- PSP, the Canadian pension fund, strategic stake acquisition of Brazilian corporate farming company Vision (2013)
- Ideal Invest, Brazil's leading student loan manager, sale of a strategic stake to Itaú (2013)
- Almeida Junior's re-purchase of Westfield's 50% stake in their Brazilian JV (2013)
- SBF (Centauro), Brazil's largest sports retailer, 30% sale to GP Investments (2012)
- Copersucar's acquisition of Eco-Energy in the USA, creating the world's largest ethanol trading company (2012)
- Carlyle's 60% acquisition of Tok&Stok, Brazil's largest furniture and decoration retailer (2012)
- Redecard's US$6.0BN delisting tender offer by Itaú (2012)
- Almeida Junior's US$1.0BN joint venture with Westfield shopping malls group (2011)
- Casino's defense against Carrefour's and Mr.Diniz' hostile merger offer for Pão de Açúcar (2011)
- Magazine Luiza's US$584M IPO (2011)
- Diagnósticos da América's US$1.2BN acquisition of Mr. Edson Bueno's MD1 Laboratórios (2010)
- Camargo Corrêa's US$1.7BN sale of its Itaúsa stake to Petros (2010)
- Guarani's US$1.3BN sale of a 46% stake to Petrobras (2010)
- Tereos's US$2.3BN merger of its listed Brazilian and private European operations (2010)
- BM&F Bovespa's US$620M strategic stake acquisition in the Chicago Mercantile Exchange (2010)
- BM&F Bovespa's strategic agreement review with CME/Nasdaq (2009)
- Gerdau's US$10BN debt covenant reset (2009)
- Unibanco's US$45BN merger with Itaú, Brazil's largest ever merger (2008)
- BM&F's US$20BN merger with Bovespa, Brazil's second largest ever merger (2008)
- BM&F's US$3.4BN IPO, Brazil's second largest IPO ever by the time (2007)
- GP Investments' US$215M and 50% acquisition of Farmasa, a leading local pharma company (2007)
- ABN AMRO's €71BN sale for RBS/Santander/Fortis, the world's largest ever cash sale (2007)
- BM&F's US$730M strategic stake sale to the Chicago Mercantile Exchange (2007)
- BM&F's US$534M strategic stake sale to General Atlantic (2007)
- ABN AMRO's strategic review of its Brazilian business (2007)
- BM&F on its demutualization (2006)
- Itaú's US$3.3BN asset acquisition of ABN AMRO's Latam private banking business (2007)

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Appendix A. CVs of Rothschild team

A.4 Victor Leclercq

Vice President

Experience 8 Years
Team Brazil
Office São Paulo

Contacts

Phone: +55 11 3039 5835
Email: victor.leclercq@rothschild.com

- Victor Leclercq joined Rothschild in Paris in 2007 and moved to the São Paulo office in 2012
- Prior to joining Rothschild, Victor has spent 6 months with Morgan Stanley in Paris
- Victor graduated from Ecole Normale Supérieure (rue d'Ulm) and from HEC Paris

Advisory Experience

- Advisory to Biosev in the refinancing and rescheduling of part of its debt, prior to its IPO (2013)
- Advisory to Casino Guichard-Perrachon in taking control over Grupo Pão de Açúcar (2011-2012), in the exercise by Galeries Lafayette of its put option on its 50% stake in Monoprix (2012), in the disposal of Casino's stakes in its Uruguayan affiliates to Exito, Colombia (2011), in the acquisition of Carrefour's operations in Thailand by its Thai affiliate Big C (Nov. 10), in the sale of its Dutch subsidiary Super de Boer to Jumbo (Oct. 09), in the distribution to Casino shareholders of 1 Mercialys share for 8 Casino shares and conversion of Casino preferred non-voting shares into ordinary shares (20009)
- Advisory to GDF SUEZ on several situations regarding generation assets
- Advisory to EDF on the re-organization of its transmission business RTE
- Advisory to Séchilienne-Sidec on valuation of its portfolio of assets
- Advisory to Suez Environnement in the disposal of its German water subsidiary Eurawasser (2011), in the split of French water companies jointly owned with Veolia (2010), in the acquisition of full control of Agbar and simultaneous disposal of Adeslas (2009) and in its IPO by way of a spin-off from SUEZ as part of the merger between SUEZ and Gaz de France (2008)
- Advisory to French motorway operator APRR and its shareholders on the refinancing of Eiffarie and APRR debt for a global quantum of €6bn (2010 – 2012)
- Strategic advisory to Costes et Associés in relation to the separation of hotel and restaurant activities between Costes et Associés and Saint-Honoré (2010)
- Advisory to Sperian Protection in the context of the public tender offer by Honeywell (2010)
- Advisory to Poweo in its capital reorganization and in the acquisition by Verbund of 13.4% owned by Charles Beigbeder and Gravitation (2009)
- Advisory to Groupe DFM (geothermal heat pumps) on the sale of the company to De Dietrich Remeha Group (2008)
- Advisory to Sofina (Belgian family office) in relation to the acquisition of a minority stake in Paris publicly listed Petit Forestier (2007)

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Appendix A. CVs of Rothschild team

A.5 Klaus Schmidt

Analyst

Experience 2 Years
Team Brazil
Office São Paulo

Contacts
Phone: +55 11 3039 5817
Email: klaus.schmidt@rothschild.com

- Klaus has 2 years of experience in the financial markets, focusing on M&A
- Klaus holds a double-degree in business administration and economics from Insper - Instituto de Ensino e Pesquisa
- Klaus attended a semester at University of St. Gallen, in Switzerland

Advisory Experience

- Cosan on its proposed merger with American Latina Logística (ongoing)
- Cosan on tis proposed corporate restructuring (ongoing)
- B2W on the US$1 billion capital increase guaranteed by B2W's controlling shareholder (Lojas Americanas) and Tiger Global Management (2014)
- Mills Engenharia e Serviços S.A. on the R$102 million sale of its Industrial Services Division to PEH/asset manager Leblon Equities (2013)

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Appendix B. Introduction to Rothschild in Brazil

B.1 Introduction to Rothschild in Brazil

Leading M&A franchise with a strong client network

YTD

	Brazilian M&A	US$bn	No.
1	Itaú BBA	9.3	14
2	**Rothschild**	**6.3**	**6**
3	BofA Merrill Lynch	2.5	3
4	Goldman Sachs	2.2	1
4	Morgan Stanley	2.2	2
4	Credit Suisse	2.2	2
7	Santander	9.1	4
8	BTG Pactual	5.4	7
9	Barclays	2.3	1
9	Lazard	2.3	1

Announced deals by value – Any Brazilian involvement (01/Jan/14 to 08/Apr/2014)
Source Thomson Reuters (Apr 08th, 2014)

Top ranking adviser with deep local knowledge:

- One of the most active financial advisory firms in the country
- Solid team with professionals focused on long term relationship with clients
- Excellence in execution evidenced by number of recurrent clients

Landmark deals

Cosan	Gafisa	AmBev	Redecard	Telemar	Petróleo Brasileiro	Unibanco	BM&F
cosan	Gafisa	ambev	REDECARD	oi	PETROBRAS	UNIBANCO	BM&FBOVESPA
Spin-off of its logistics assets to create Cosan Logística	US$700m 70% sale of Alphaville to Blackstone and Pátria	Migration to a 1 share = 1 vote capital structure	US$6.8bn Redecard on the public tender offer for voluntary delisting by Itaú	US$15.0bn Shareholding reorganization	US$70.0bn Equity offering	US$45.0bn Merger of Unibanco with Banco Itaú Holding Financeira	US$20.3bn Merger with Bovespa Holding
Current	2013	2013	2012	2012	2010	2008	2008

Long-term commitment to Brazilian market with a proven track record

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Appendix B. Introduction to Rothschild in Brazil

B.2 Footprint in the all-time largest transactions in Brazil

ROTHSCHILD

Unibanco	AmBev	Redecard	Petróleo Brasileiro	OGX Petroleo & Gas
UNIBANCO	ambev	REDECARD	BR PETROBRAS	OGX
US$45.0bn Merger of Unibanco with Banco Itaú Holding Financeira	Migration to a 1 share = 1 vote capital structure	US$6.8bn Redecard on the public tender offer for voluntary delisting by Itaú	US$70.0bn Equity offering	US$4bn Advisors to Ad Hoc Committee of Bondholders
2008	**2013**	**2012**	**2010**	**Current**
Largest M&A	**Largest** corporate restructuring	**Largest** delisting	**Largest** equity offering	**Largest** debt restructuring

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Appendix B. Introduction to Rothschild in Brazil

B.3 Strength of our relationship-driven approach

Vale – Metals & Mining Enterprise Value[1]: US$ 91.5 bn	**Vale** Independent valuation of selected assets **Current**	**Vale** US$100m Sale of 33% stake in Log-In **2013**	**Vale** Independent evaluation of 49% stake in Belvedere project (Coal) **2012**	**Vale** Independent strategic advisor for Vale's fertilizers business **2011**	**Vale** US$612m Acquisition of the concession for Ferrovia Norte-Sul **2007**	**Vale** Strategic review and financial evaluation of three rail projects in Brazil **2005**
BM&F Bovespa – FIG Enterprise Value[1]: US$ 7.0 bn	**BM&F** US$620m Increase in its stake in CME and operational agreement between both companies **2010**	**BM&F** US$20.0bn Merger with Bovespa Holding **2008**	**BM&F** US$730m Opinion on value accretion from CME equity swap and operating agreement **2007**	**BM&F** US$534m Sale of 10% stake to General Atlantic **2007**	**BM&F** Demutualization options and US$3.4bn IPO advisory **2007**	**BM&F** Decision to proceed with the demutualization **2006**
Gafisa – Real Estate Enterprise Value[1]: US$ 1.0 bn	**Gafisa** Spin-off of low-income segment unit Tenda **Current**	**Gafisa** US$700m 70% sale of Alphaville to Blackstone and Pátria **2013**	**Gafisa** US$118m Acquisition of the remaining 20% stake in Alphaville **2013**	**Gafisa** Take-over defence **2012**	**Gafisa** US$577m Acquisition of the remaining 40% of Construtora Tenda S.A. **2009**	**Gafisa** US$1.4bn Merger of its low income subsidiary ("Fit Residencial") with Construtora Tenda **2008**
JBS – Food Enterprise Value[1]: US$ 20.0 bn	**JBS** Acquisition of the Rockdale Beef Partnership by Swift Australia **2009**	**JBS** US$2.0bn Acquisition of a minority stake in JBS USA by private investors **2009**	**JBS** US$2.8bn Acquisition of Pilgrim's Pride Corporation **2009**	**JBS** US$150m Acquisition of Tasman Group **2008**	**JBS** US$1.5bn Acquisition of Swift Foods & Company **2007**	

Source Bloomberg

Notes
1 Considering market capitalization as of March 29 2014

A significant proportion of our revenue is from recurrent clients, evidencing the strength of our relationship-driven approach free from balance sheet conflicts

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Appendix B. Introduction to Rothschild in Brazil

B.4 Experience and expertise in every type of transaction

Divestitures	Acquisitions	Mergers / Strategic Partnerships	Shareholding reorganizations / strategic advice	Debt Advisory	Equity advisory
Grupo SBF / Centauro US$225m Disposal of c.30% stake to GP Investments 2012	The Carlyle Group Acquisition of a 60% controlling stake in Tok&Stok ● 2012	Rumo US$4.6 bn Proposed merger between Rumo and ALL Current	Gafisa US$700m 70% sale of Alphaville to Blackstone and Pátria 2013	OGX Petroleo & Gas US$4bn Advisors to Ad Hoc Committee of Bondholders Current	Magazine Luiza US$562m IPO 2011
Camargo Corrêa US$1.7bn Disposal of its 11.4% voting stake in Itaúsa to Petros ● 2011	Andrade Gutierrez Concessões US$1.4bn Acquisition of 33% of the voting capital of Cemig from SEB ● 2009	Almeida Júnior US$970m Joint Venture between Almeida Júnior and Westfield ● 2011	AmBev Migration to a 1 share = 1 vote capital structure 2013	Rede Energia US$2.8bn Debt restructuring of Rede Energia and its subsidiaries ● 2014	Petróleo Brasileiro US$70.0bn Equity offering 2010
Usiminas US$1.9bn Sale of 30% of its mining and logistics assets to Sumitomo Corporation ● 2010	JBS US$2.8bn Acquisition of Pilgrim's Pride Corporation ● 2009	Unibanco US$45.0bn Merger of Unibanco with Banco Itaú Holding Financeira ● 2008	Telemar US$15.0bn Shareholding reorganization ● 2012	Magnesita Refratários US$400m Issuance of aggregate principal amount of 7.875% Senior Unsecured Notes due March 2020 2010	BM&F Demutualization options and US$3.4bn IPO advisory ● 2007

● = recurrent clients

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Appendix B. Introduction to Rothschild in Brazil

B.5 Leveraging our global platform to benefit our clients

Strategic flow (cross-border)

Itaúsa	Almeida Júnior	Cimpor	Copersucar	Almeida Júnior
ITAÚSA	ALMEIDAJUNIOR	CIMPOR	COPERSUCAR	ALMEIDAJUNIOR
Disposal of Itautec's automation and services business to OKI	Acquisition of 50% of Westfield Almeida Júnior JV	€4.8bn Corporate reorganisation and asset swap with InterCement	Acquisition of Eco-Energy	US$970m Joint Venture between Almeida Júnior and Westfield
2014	2013	2012	2012	2011

Telemar	Usiminas	JBS	BM&F Bovespa	JBS
oi	USIMINAS	JBS	BM&F BOVESPA	JBS
US$4.7bn Capitalization and industrial alliance with Portugal Telecom	US$1.9bn Sale of 30% of its mining and logistics assets to Sumitomo Corporation	Acquisition of the Rockdale Beef Partnership by Swift Australia	US$620m Increase in its stake in CME and operational agreement between both companies	US$2.8bn Acquisition of Pilgrim's Pride Corporation
2011	2010	2010	2010	2009

Financial Investors

Gafisa	Grupo SBF / Centauro	The Carlyle Group	Camargo Corrêa	The Carlyle Group
Gafisa	SBF	THE CARLYLE GROUP	CAMARGO CORRÊA	THE CARLYLE GROUP
US$700m 70% sale of Alphaville to Blackstone and Pátria	US$225m Disposal of c.30% stake to GP Investments	Acquisition of a 60% controlling stake in Tok&Stok	US$1.7bn Disposal of its 11.4% voting stake in Itaúsa to Petros	Acquisition of 63.6% stake in CVC Brasil Operadora e Agência de Viagens
2013	2012	2012	2011	2009

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Appendix C. Rothschild Global Financial Institutions Group

Appendix C. Rothschild Global Financial Institutions Group

C.1 Dedicated financial services team worldwide

Rothschild offices
London
Jonathan Eddis
Stephen Fox
Gilles Costerousse
Philippe Le Baquer
Crispin Wright
Edward Mitting
Edward Griffin
John Nisbet
Nicolas Charlet
Daniel Werchola
Paris
Cyril de Mont-Marin
Philippe Le Bourgeois
Riaz Vayid
Raphael Fassier
Georges Amatoury
Anne-Catherine Philippeau
Amsterdam
Bastiaan Vaandrager
Jan Middendorp
Frankfurt
Felix Haupt
Warsaw
Jacek Chwedoruk
Moscow
James Friel
Giovanni Salvetti
Tokyo
Ryo Eto
Shanghai
Jennifer Yu
Hong Kong
Horace Chan
Mumbai
Chandresh Ruparel
Sanjay Bhandarkar
Singapore
Claire Suddens-Spiers
New York
Antonio Villalon
Christopher Lawrence
Jill Goodman
Toronto
David Drinkwater
Mexico City
Christian Pedemonte
São Paulo
Luiz Muniz
Paolo Pellegrini
Gustavo Saito
Portugal
Anthony Bird
Madrid
Juan Gich
Jacobo Gomez
Milan
Alessandro Daffina
Fabio Palazzo
Paola Brambilla
Alessandro Fustinoni
Johannesburg
Martin Kingston
Athens
Nassos Zambaras
Sydney
Trevor Rowe

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Appendix C. Rothschild Global Financial Institutions Group

C.2 Banking

M&A advisory

Rabobank	Banco Santander	Leucadia
€1bn disposal of 98.5% stake in Bank BGZ to BNP Paribas	€470m acquisition of an 8% stake in Bank of Shanghai from HSBC and establishment of a strategic cooperation agreement	US$3.8bn merger with Jefferies Group
Current	Current	2013

Sberbank	Banco GNB Sudameris	Lloyds Banking Group
US$3.5bn acquisition of DenizBank from Dexia	US$400m acquisition of HSBC Group's banking subsidiaries in Colombia, Peru, Uruguay and Paraguay	Disposal of its onshore business in the UAE to HSBC
2012	2012	2012

BBVA	Eurobank EFG	BPCE
Acquisition of Unnim Banc from the FROB in a FGD-assisted deal	€460m disposal of 70% of Polbank EFG to Raiffeisen Bank International	€1.0bn disposal of Foncia to a consortium of Bridgepoint and Eurazeo
2012	2012	2011

Capital markets

Nationwide Building Society
IPO of £550m CRD IV compliant equity capital Financial and Structuring Adviser
2013

Banco Sabadell
€1,383bn capital increase Financial adviser
2013

BPCE
€12.1bn buy-back by the Banques Populaires and the Caisse d'Epargne of Natixis' Cooperative Investment Certificates
2013

Other

BFA	HM Treasury
€1,304m sell-down of a 7.5% stake in Bankia	Adviser on potential good/bad bank split of RBS Financial Adviser to HM Treasury
2014	2013

Temasek	Banco de Valencia
Acquisition of shares in Lloyds Banking Group	Fairness opinion in the context of the merger by absorption with CaixaBank
2013	2013

Banco Sabadell	Nationwide Building Society
Fairness Opinion to Banco Sabadell in relation to the acquisition of a 462 branch network from Banco Mare Nostrum	Acquisition of a portfolio of £1.1bn of UK prime residential mortgage assets from Bank of Ireland
2012	2011

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Appendix C. Rothschild Global Financial Institutions Group

C.3 Life insurance

We have successfully executed a range of insurance assignments in recent years for clients across Europe, the US and Asia

Buy & sell side advice

Allied Irish Banks
Disposal of Ark Life (closed life insurance business) to Guardian Financial Services
Current

Permira
Adviser to Permira on the potential acquisition of a majority stake in CLAL Insurance
Lapsed (2011)

Khazanah Nasional
US$150m cornerstone investment in New China Life Insurance Co.
2011

Nomura Securities
Acquisition of 45 million shares of New China Life from Zurich Insurance Company Ltd.
2011

UBI Banca
€65m disposal of 50% plus one share of capital of UBI Assicurazioni Vita to Aviva Italia Holding
2008

Client confidential
Acted for underbidder in the auction process in relation to Abbey Life (closed book) from Lloyds TSB
Lapsed (2007)

Other

Prudential
Retained adviser
Current

Client confidential
Adviser to a FTSE 100 life insurance group on defence and group strategy
Current

Client confidential
Debt and capital advice to UK listed closed book specialist
Current

Khazanah Nasional Berhad
US$600m acquisition of CIMB-Aviva Assurance Berhad and CIMB Aviva Takaful Berhad in consortium with Sun Life Financial Inc
2013

Allied Irish Banks
Advice to AIB in relation to bancassurance JV with Aviva
2012

Ecclesiastical Insurance Office
Debt advice on the placing of £40m 8.625% irredeemable non-cumulative preference shares
2010

AIG
Adviser to Special Restructuring Committee of Board of Directors of AIG on plan to repay U.S. Government obligations totalling over US$130bn
2011

Banca delle Marche
Partnership in the life and non-life bancassurance business with BNP Paribas Cardif
2011

Ecclesiastical Insurance Office
Debt advice on the full redemption of its £6,000,000 13% debenture stock
2011

Government of the Netherlands
€3bn recapitalisation of Aegon
2008

Government of the Netherlands
€1.25bn recapitalisation of SNS Reaal
2008

Government of the Netherlands
€10bn recapitalisation of ING
2008

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Appendix C. Rothschild Global Financial Institutions Group

C.4 Non-life insurance

We have successfully executed a range of insurance assignments in recent years for clients across Europe, the US and Asia

Buy side advice

Hiscox HISCOX US$55m acquisition of DirectAsia Current	Adris grupa Acquisition of Croatia osiguranje, the largest Croatian insurer Current
Allianz Allianz Acquisition of the brokerage-related activities of Gan Eurocourtage from Groupama 2012	Jardine Matheson Jardines Recommended Partial Cash Offer for a 10% stake in Jardine Lloyd Thompson Group plc 2011
Baloise Holding Baloise Group €75 m acquisition of Avéro Schadeverzekering Benelux from Eureko 2011	RSA Group RSA £5bn approach to Aviva in relation to its UK, Canada and Ireland general insurance business (lapsed) 2010

Sell side advice

Hardy Underwriting Bermuda HARDY £143m recommended cash acquisition by CNA 2012	PAI Partners PAI Disposal of Companie Européenne de Prévoyance to JC Flowers & Co. for €832m 2011
BPM Group BPM Banca Popolare di Milano Life / non-life JV: €243m disposal of a majority stake in Bipiemme Vita to Covéa 2011	PetroVietnam Insurance Holdings PVI US$93m sale of a 25% strategic stake of PVI Holdings to Talanx 2011
Government of the Netherlands Fortis Corporate Insurance €350m disposal of Fortis Corporate Insurance to Amlin 2009	Wellington's Members' Agents Wellington Underwriting plc £591m recommended offer for Wellington Underwriting Plc by Catlin Underwriting Limited 2006

Other

Hiscox HISCOX Retained adviser Current	HDI HDI talanx. €191m sell-down of a 3.2% stake in Talanx via accelerated bookbuilding Financial adviser to HDI 2013
Talanx talanx. €517m IPO Adviser to the Company 2012	Milano Assicurazioni MILANO ASSICURAZIONI Four-way merger of Milano, Premafin and Unipol in Fondiaria Sai 2012
American International Group AIG Adviser to Special Restructuring Committee of Board of Directors of AIG on plan to repay U.S. Government obligations totalling over US$130bn 2011	Milano Assicurazioni MILANO ASSICURAZIONI Financial adviser to Milano Assicurazioni on its €350m rights issue 2011

32

ROTHSCHILD

Appendix C. Rothschild Global Financial Institutions Group

C.5 Asset management and alternatives

Buy side advice

Rothschild & Cie Gestion
ROTHSCHILD
Acquisition of Heritage Asset Management France from Laurent Leveng
2012

Apax Partners
Apax PARTNERS
Acquisition of a majority stake in Psagot Investment House from York Capital Management
2010

CVC Capital Partners
CVC Capital Partners
$4.4bn acquisition of the iShares ETF business from Barclays (not completed)
2009 (lapsed)

Sell side advice

Gresham Investment Management
Disposal of a 60% equity stake to Nuveen Investments
2011

Main shareholders of Tocqueville Finance
Disposal of Tocqueville Finance to La Banque Postale
2009

Alfred Berg Asset Management
Alfred Berg
Disposal of Banco Fonder AB to Swedbank Robur Asset Management
2009

AXA
Disposal of 100% of AXA Sim to Banca Monte dei Paschi di Siena
2008

American Beacon Advisors
American Beacon
Advice on sale from AMR Corp. to Lighthouse Holdings for $480m
2008

ARX Capital
ARX
Disposal of ARX Capital Management to The Bank of New York Mellon Corporation
2008

Other (including secondaries)

3i Group plc
Retained adviser
Current

State Street Global Advisors
STATE STREET
Formation of an asset management joint venture with Zhongrong International Trust in China
2013

Intermediate Capital Group
ICG
Debt advice on its £80m 6.25% 8 year retail bond issue
2012

Electra Private Equity
ELECTRA
Debt advice on a £195m revolving credit facility due June 2016
2012

Marathon
MARATHON
Advice on participation in European bank capital instruments and non-core asset disposals
2012

Banca Popolare di Milano
BANCA POPOLARE DI MILANO
Development of a strategic alliance in the asset management business with BMPS and Clessidra
2010

Quilvest
QUILVEST
Arranger and placing agent of a €150m senior unsecured bond issue
2009

3i, Barclays and Société Générale
BARCLAYS
SOCIETE GENERALE
Disposal of Infrastructure Investors by 3i Investments, Barclays Private Equity and Société Générale for £559m
2009

ABN AMRO Bank N.V.
ABN·AMRO
Spin out of AAC Capital Partners and sale of private equity interests to a consortium led by Goldman Sachs
AAC capital
2008

33

ROTHSCHILD

Appendix C. Rothschild Global Financial Institutions Group

C.6 Independent advice to the global exchanges sector

BM&FBOVESPA	Tullett Prebon
Financial adviser	Financial adviser
Current	Current

We have deep experience and a demonstrated track record in the sector

Members of the Rothschild team advised the London Stock Exchange between 2004 – 2009

Client	Transaction	Year
LCH.Clearnet	Fairness opinions in relation to cash offer and revised cash offer from LSE	2012 -2013
Hong Kong Exchanges and Clearing	Adviser to HKEx on its £1.4bn recommended cash offer for the London Metal Exchange	2012
Markit	Debt advice on a US$800m 4 year bank financing	2012
European exchange *(client confidential)*	Potential acquisition of Data Explorers	2011-2012
Deutsche Börse	Fairness opinion in relation to $20bn proposed merger with NYSE Euronext	2011-2012
Warsaw Stock Exchange	Selection of NYSE Euronext as Strategic Partner	2010
JRJ Group	Acquisition of a majority stake in Marex Group Limited	2009
London Stock Exchange	Financial adviser	2008-09
BM&F	$20bn merger with Bovespa Holding. Exclusive adviser to BM&F	2008
Bond Exchange of South Africa	Financial adviser	2007-2008
BM&F	Adviser on US$3.4bn IPO	2007
BM&F	US$538m Sale of 10% stake to General Atlantic	2007
BM&F	US$730m CME equity swap and operating agreement	2007
Borsa Italiana	€99.5m acquisition of a 51% stake in MBE (MTS) Holding from Euronext	2007
BM&F	Exclusive financial adviser to BM&F on its decision to proceed with demutualization	2006
Borsa Italiana	Proposed merger with Euronext. Financial Adviser	2006
BMEX	IPO of BMEX. Financial Adviser	2006
Euronext N.V.	Financial adviser to the users of Euronext in its proposed transaction with NYSE / DBAG	2006

34

ROTHSCHILD

Appendix C. Rothschild Global Financial Institutions Group

C.7 Bancassurance

Client	Description	Year
Allied Irish Banks	Advice to AIB in relation to bancassurance JV with Aviva	2012
Client confidential	Acting for a potential buyer in a process to introduce a new bancassurance partner for Barclays in France	2011
Client confidential	Acting for a bidder in process to establish a partnership and long term bancassurance distribution agreement with Akbank in Turkey	2011
Major European bank	Sole adviser to a major European bank on creating a bancassurance JV	2011
BPM Group	Life / non-life JV: €243m disposal of a majority stake in Bipiemme Vita to Covéa	2011
UBI Group	€320m set up of non life bancassurance Joint Venture with Fortis and BNP Paribas Assurance	2009
ICCREA Holding S.p.A.	€44m disposal of a 51% stake in BCC Vita S.p.A. to Cattolica Assicurazioni S.c.p.A. and the creation of a bancassurance start-up in the non-life insurance business	2008
Banca Italease	Sole financial adviser to Banca Italease on the development of a strategic partnership with Fondiaria-SAI	2007
Legal & General	Advice to L&G on the formation of a life insurance JV with Bank of Baroda & Andhra Bank	2007
Po vita	Changes of the bancassurance agreements between Cassa di risparmio di Parma e Piacenza and Fonsai	2006
AXA Asia Pacific Holdings	Advice to AXA Asia Pacific on their entry into the life insurance sector through a JV alliance with Bharti Enterprises	2005
Banche Popolari Unite	US$299.3m extension of bancassurance exclusive agreement between the BPU Group and CUV	2004
Veneto Banca	Disposal of a stake (up to 50%) in an insurance company to an insurance partner	2004
Banche Popolari Unite	Creation of a Bancassurance agreement for the banking network of BPU	2004
Banca Popolare Commercio Industria	Development of a bancassurance JV with CU Vita (JV between Aviva and UniCredito Italiano)	2002

35

ROTHSCHILD

Appendix C. Rothschild Global Financial Institutions Group

C.8 Auto finance

VR-Leasing AG

VR LEASING

Disposal of FB-Leasing OOO to Expobank LLC

2013

BMW and Alphabet

Acquisition of ING Car Lease from ING Groep for a purchase price of €637m

2011

BFI Finance Indonesia

BFI FINANCE

Advice to several international institutional investors on the sale of their combined 45% stake in BFI to TPG/Northstar Consortium

2011

Geely

Advice to Geely on captive finance and leasing options in relation to the acquisition of Volvo

2010

US Government

Advice to various US government agencies on the restructuring of GM, Chrysler, Ford and their related finance companies

2009

BMW and Alphabet

Acquisition of DEKRA SüdLeasing Services from Landesbank Baden-Württemberg (LBBW) and DEKRA e.V.

2007

Crédit Agricole

CRÉDIT AGRICOLE

€1bn acquisition of its 50% stake in Fiat Auto Financial Services

2006

Jardine Motors Group plc and Barclays Bank PLC

BARCLAYS

Disposal of Appleyard Vehicle Contracts to ING Lease

2006

Eurazeo

Europcar

€3bn acquisition of a 100% stake in Europcar from Volkswagen AG

2006

Lattice Group

Lattice

£210.3m disposal of The Leasing Group to Asset Investment Group Limited

2002

Abbey National Group

Abbey National Group

£447m disposal of First National Vehicle Holdings to Lloyds TSB

2002

36

ROTHSCHILD

Appendix C. Rothschild Global Financial Institutions Group

C.9 Consumer finance

Crédit Agricole Consumer Finance €149m disposal of Dan-Aktiv and Finaref Nordic to Resurs Group **Current**	**Provident Financial** Debt advice on a £383m bank debt re-financing **2012**	**Värde Partners** £472m acquisition of SAV Credit Limited **2011**	**BMW and Alphabet** Acquisition of ING Car Lease from ING Groep for a purchase price of €637m **2011**	**BFI Finance Indonesia** Advice to several international institutional investors on the sale of their combined 45% stake in BFI to TPG / Northstar Consortium **2011**	**BRE Bank** Reorganisation of CEE factoring operations through disposal of Intermarket Bank and Magyar Factor to Erste and purchase of Polfactor and Transfinance **2011**
Casino Guichard-Perrachon Sale of 50% stake in Banque Casino to Crédit Mutuel-CIC and creation of a consumer finance partnership **2011**	**Dewan Housing Finance Corporation Consortium** Acquisition of Deutsche Postbank Home Finance for US$235m **2010**	**SAV Credit Limited** Acquisition of an £835m credit card portfolio from Citigroup and associated equity raising **2010**	**Telemar** Consumer Finance and Mobile Payment partnership between Oi, Banco do Brasil and Cielo **2010**	**Banco Santander** €1bn acquisition of GE's European consumer credit operations in five European markets (UK, Ireland, Germany, Austria and Finland) **2009**	**3 Suisses International** Disposal of its 66% stake in Monabanq to Groupe Crédit Mutuel **2009**
London Scottish Bank £28.5m disposal of London Scottish Invoice Finance Limited to Hitachi Capital (UK) plc **2008**	**Crédit Agricole** €2.6bn merger of Agos and Ducato **2008**	**Cofidis** Structuring and negotiation of €1,2bn asset backed securitisation **2008**	**Société Générale** Consumer credit joint-venture between Société Générale and La Banque Postale **2008**	**3 Suisses International** Disposal of controlling stake in Cofidis Participations to Groupe Crédit Mutuel **2008**	**Captive Finance Limited** US$42m sale to Fortis Lease Group S.A. **2007**

37 ROTHSCHILD

Appendix C. Rothschild Global Financial Institutions Group

C.10 Brokerage and securities services

CITIC Securities

CITIC

Acquisition of 19.9% stake in CLSA and execution of a put option in relation to acquisition of remaining 80.1% stake in CLSA for a total value of US$1.15bn

2013

Kepler & BlackFin

Kepler BLACKFIN

Acquisition of Cheuvreux from Crédit Agricole CIB

2013

Intesa San Paolo

INTESA SANPAOLO

€1.75bn disposal of securities services business to State Street

2009

Natixis

NATIXIS

€620m disposal of CACEIS to Crédit Agricole

2009

Natixis

NATIXIS

Disposal of Institutional Securities Services to CACEIS

2008

Société Générale

SOCIETE GENERALE

€195m acquisition of Capitalia Securities services from UniCredit

2008

Société Générale

SOCIETE GENERALE

Acquisition of Pioneer Investments' fund administration and middle and back office services in Germany

2007

Société Générale

SOCIETE GENERALE

€548m acquisition of 2S Banca from Unicredit

2006

Rasbank

RAS BANK

Disposal of a business concern acting as custodian/depositary bank for domestic funds of hedge funds to BNP Paribas Securities Services

2007

Bourse Direct

BOURSE DIRECT

€19m merger with Compagnie Financière Européenne ABS

2005

Bourse Direct

BOURSE DIRECT

Contribution of Capitol to Bourse Direct

2004

BPL Investimenti

BIPIELLE

Disposal of the clearing business Banca Eurosistemi to ICBPI

2004

38

ROTHSCHILD

Appendix C. Rothschild Global Financial Institutions Group

C.11 Other

La Banque Postale Acquisition of Banque Privée Européenne (BPE) from Crédit Mutuel Arkéa **2013**	**EFG Financial Products** CHF145m (€120m) IPO of EFG Financial Products Financial Adviser **2012**	**Redecard** US$6.8bn tender offer and delisting from BM&F Bovespa's Novo Mercado **2012**	**The Bank of Tokyo-Mitsubishi UFJ** Acquisition of Royal Bank of Scotland's Australian Infrastructure Advisory business **2012**	**LMS Capital** Advice to a Concert Party of shareholders on the imposition of an asset realisation strategy **2011**	**Envoy Services** Disposal of Envoy to WorldPay **2011**
The Bank of Tokyo-Mitsubishi UFJ Acquisition of a £3.3bn portfolio of project finance assets from the Royal Bank of Scotland **2010**	**HSBC Group** £2.1bn disposal of HSBC's UK rolling stock business, Eversholt Rail, to Eversholt Investment Group **2010**	**WestLB** Disposal of 100% owned subsidiary Banque d'Orsay to Oddo & Cie **2010**	**3i Group** £732m Rights Issue **2009**	**FNZ Holdings Ltd** Acquisition of FNZ Holdings Ltd by H.I.G. Capital **2009**	**3i Group** £355.1m acquisition of 3i Quoted Private Equity plc **2009**
Advent International €154m disposal of Monext to Crédit Mutuel Arkéa **2009**					

39

ROTHSCHILD

Bank of America Merrill Lynch Banco Múltiplo S.A. Av. Brigadeiro Faria Lima, 3400, 16° andar 04538-132, São Paulo, SP Tel: +55 (11) 2188-4000 Fax: +55 (11) 2188-4009 São Paulo, May 7, 2014

Board of Directors of Banco Santander (Brasil) S.A.
Av. Pres. Juscelino Kubitschek, 2.235
Vila Olímpia São Paulo SP
CEP: 04543-011

Attention: Mr. Carlos Galan Vice President Executive Officer

Proposal for Valuation Report ( Laudo de Avaliação )

Dear Sirs,

Bank of America Merrill Lynch Banco Múltiplo S.A. ("BofAML") would like to thank you for the opportunity to present its commercial proposal ("Proposal") to the Board of Directors of Banco Santander (Brasil) S.A. ( Santander Brasil ) for the preparation of a valuation report ( Laudo de Avaliação ) in connection with the intention of Banco Santander S.A. ( Grupo Santander ) to launch an exchange offer to acquire up to 25% of Santander Brasil (the Offer ). In this context, we understand that:

  The Offer is voluntary, meaning minority shareholders of Santander Brasil may choose whether or not to participate in the transaction;
  The consideration offered under the transaction, would be paid by means of Grupo Santander shares, either traded at the Bovespa as Brazilian Depositary Receipts ( BDRs ) or at the New York Stock Exchange as American Depositary Receipts ( ADRs );
  Santander Brasil shareholders that accept the Offer will receive, through ADRs or BDRs, 0.7 newly-issued shares of Grupo Santander for every unit or ADR of Santander Brasil, if such ratio is approved by the Santander Brasil s Board of Directors and Grupo Santander; and
  The Offer is not subject to a minimum acceptance level by the shareholders of Santander Brasil, neither there is the intention from Grupo Santander to de-list Santander Brasil.

In this Proposal, BofAML focuses its scope of work addressing in detail: (i) BofAML credentials for its selection for the preparation of the Laudo de Avaliação, (ii) proposed BofAML remuneration, and (iii) other relevant aspects of BofAML s Proposal.

We would like to reiterate that BofAML will dedicate a team with deep industry knowledge on Financial Institutions ( FIG ) and Mergers and Acquisitions ( M&A ) for the preparation of the Laudo de Avaliação, including a long track record of transactions in the sector as well as the preparation of valuation reports and fairness opinions in the context of various M&A transactions.

PROPOSAL FOR VALUATION REPORT

BofAML believes it is uniquely qualified to prepare the Laudo de Avaliação, given:

Global experience in the financial institutions industry: BofAML has global experience in mergers and acquisitions and capital market for financial institutions, which gives it knowledge about (i) Grupo Santander and Santander Brasil s business models, (ii) the dynamics of their markets, and (iii) its position relative to its peers;

Established presence in Brazil with in-depth local market knowledge: established local platform with over 400 professionals with (i) deep knowledge of the domestic market dynamics, (ii) significant presence in M&A and capital market transactions, (iii) close relationship with major companies across different sectors, and (iv) complete portfolio of products. BofAML s local platform includes investment banking, treasury products and corporate banking structure;

Extensive experience in M&A transactions in Brazil: BofAML team was involved in the largest mergers and acquisitions transactions announced in Brazil recently, including: (i) advisor to Corpbanca in the merger of its operations with Itau Chile and Colômbia (US$2.2 billion), (ii) advisor to Vale in the sale of 36% stake in VLI (US$2.0 billion) (iii) corporate restructuring of Oi (US$17.9 billion), (iv) advisor to Portugal Telecom to acquire a stake in Oi (US$ 4.5 billion) and the sale of Vivo to Telefonica (US$8.8 billion), (v) sale of the Portuguese Government stake in Galp to Sinopec (US$5.2 billion), (vi) acquisition of Amil by United Healthcare (US$4.9 billion), (vii) acquisition by SwissRe of a 15% stake in SulAmerica owned by ING (US$334 mm), among others;

Experience in the preparation of Financial Analysis, Valuation Reports, Fairness Opinions, in the context of M&A transactions: BofAML has extensive experience in preparing financial assessments, whether in transactions that require support of valuation reports or in transactions that follow applicable determinations by the Comissão de Valores Mobiliários ( CVM ). Such transactions include (i) advise the independent committee of Aracruz in the context of its merger with VCP (US$5.4 billion), the first transaction executed under CVM Parecer 35 guidelines, (ii) fairness opinion to Companhia Vale do Rio Doce ("Vale") to estimate the economic value of Caemi in the context of its acquisition by Vale (US$2.6 billion), (iii) valuation report of Banco Nossa Caixa with respect to its acquisition by Banco do Brasil (US$ 2.3 billion), (iv) preparation of a valuation report for TIM to support the exchange ratio in the context of its acquisition of Intelig (US$456 million), and (v) fairness opinion to TIM s Board of Directors in the context of the acquisition of minority shareholders of TIM Sul and TIM Nordeste Telecomunicações by TIM Participações (US$243 million).

1

PROPOSAL FOR VALUATION REPORT

Scope of Work

As the scope of work to the Board of Directors of Santander Brasil, BofAML will prepare a Laudo de Avaliação that:

  Will have a value range with the ratio between the share prices of Santander Brasil and Grupo Santander, based on the economic value of each individual entity calculated by BofAML acting independently and in good faith;
  Will be based on information provided by the Board of Directors of Santander Brasil and other public sources;
  Will be based on methodologies commonly used for the preparation of Laudos de Avaliação, including Dividend Discount Models and analysis of trading multiples of similar companies in the market.

Proposed Fee

BofAML proposes a fee ( Fee ) of R$1,700,000.00 (one million and seven hundred thousand Reais) to prepare the Laudo de Avaliação, net of any excise taxes or incident fees. This amount will be due immediately upon the delivery of the Laudo de Avaliação to Santander Brasil.

Other Aspects of BofAML s Proposal

BofAML would like to emphasize the following points regarding this Proposal:

  The Laudo de Avaliação will comply with the rules of Level 2 of Corporate Governance sponsored by BM&FBOVESPA, particularly Articles 10.1 and 11.2 of the relevant regulation, and from the CVM, particularly the Articles 4º, VI, and 8º of CVM Instruction 361, and of the Corporate Law, as described above;
  The Laudo de Avaliação, as well as this Proposal, may be disclosed to the market, pursuant to applicable regulations;
  As it is customary in situations that require the preparation of Laudos de Avaliação, the delivery of the Laudo de Avaliação for Santander Brasil will take place once it has being approved by BofAML internal valuation committee, which will validate the valuation methodologies used in determining Grupo Santander and Santander Brasil economic value ranges;
  This proposal is subject to the signature by Santander Brasil of a mandate letter following standards and criteria commonly used by BofAML for this type of transaction;

2

PROPOSAL FOR VALUATION REPORT

Conclusion

We appreciate the request for the Valuation Report. Please let us know if you have any questions on the content of this Proposal.

Kind Regards,

Roberto Barbuti Managing Director Co-Head Investment Banking Bank of America Merrill Lynch Banco Múltiplo S.A.	Ricardo Moura Managing Director Mergers & Acquisitions Bank of America Merrill Lynch Banco Múltiplo S.A.

3

PROPOSAL FOR VALUATION REPORT

Appendix A: Credentials

BofAML consolidated its position as one of the most important M&A houses in LatAm, serving as the advisor of choice in more than US$43 billion worth of transactions

Announced M&A Volume Ranking, 2011 – 2014YTD (1)

Ranking	Top 10 Advisors	Deal Value at Announcement (US$ mm)
1	Bank of America Merrill Lynch	43,748
2	BTG Pactual	43,253
3	Credit Suisse	40,286
4	Itau BBA	32,766
5	Citi	29,353
6	Goldman Sachs	27,478
7	JP Morgan	27,339
8	Barclays	25,823
9	Morgan Stanley	24,098
10	Rothschild	20,812

2012 / 2013 / 2014

Bank of America Merrill Lynch

Source: Dealogic as of April 17, 2014.
(1) Announced deals of over US$2.5 bn value.

Note: Includes transactions from BofAML and team.

Bank of America Merrill Lynch

4

PROPOSAL FOR VALUATION REPORT

Remarkable Presence in FIG LatAm Equity Deals
Largest equity offering in Colombia since 2011
Largest offering in LatAm YTD
March 2014
Bancolombia
USD$1,300,598,510
COP24,200 per preferred share
International Structuring and Placement Facilitation Agent
Opened the 2014 LatAm equity market as the 2nd largest offering ever from a Financial Institution in Chile
January 2014
Banco de Chile
US$828,871,081
CLP67.00 per common share
US$ 74.23 per ADS
Joint Bookrunner
Largest follow-on by a Mexican issuer ever and the largest financials follow-on in Latin America since 2010
July 2013
BANORTE
US$2,532,647,316
Ps. 71.50 per Share
Joint Global Coordinator, Joint Bookrunner
Bank of America Merrill Lynch
First Colombian ADS offering in 5 years
January 2012
Bancolombia
US$933,362,054(1)
US$60.00 per ADS
Joint Bookrunner
Largest equity offering in Brazil in 2010, largest ever follow-on of a Brazilian bank
June 2010
BANCO DO BRASIL
US$5,417,280,000
Price: R$24.65 per Share (US$13.68)
Joint Global Coordinator, Joint Bookrunner
3rd largest LatAm follow-on since 2008, largest 100% secondary LatAm follow-on since 2000; largest LatAm private placement
May 2010
Itaú
US$3,014,796,128
US$16.00 per ADS
Joint Bookrunner

(1) US$933 mm includes US$626 mm of local offering.

BofAML consolidated its position as one of the most important equity houses in LatAm, being widely recognized by the market

Deal of the Year Awards
April 2013
US$2.3 bn
FO
Santander
Mexico
September 2012
US$4.1 bn
IPO
April 2011
US$1.4 bn
IPO
PETROBRAS
September 2010
US$70.0 bn
FO
LATINFINANCE
2012
Best Equity Follow-on
TAESA
July 2012
US$770 mm
FO
Best IPO
Santander
Mexico
September 2012
US$4.1 bn
IPO
Bank of America Merrill Lynch
2013 / 2014
April 2014 US$5.9 bn FO
Bancolombia March 2014 US$1.3 bn FO
January 2014 US$829 mm IPO
Via Varejo December 2013 US$1.1 bn Re-IPO
CVC December 2013 US$262 mm IPO
Avianca November 2013 US$470 mm IPO
Ânima October 2013 US$213 mm IPO
July 2013 US$380 mm FO
BANORTE July 2013 US$2.5 bn FO
CPFL July 2013 US$402 mm IPO
July 2013 US$213 mm FO
Hoteles City June 2013 US$197 mm IPO
ARGOS May 2013 US$765 mm IPO
April 2013 US$254 mm FO
enersis March 2013 US$2.4 bn FO
Multiplan March 2013 US$310 mm FO
2012
December US$1.1 bn IPO
November US$438 mm FO
November US$863 mm FO
CEMEX Mexico November US$1.0 bn IPO
Santander Mexico September US$4.1 bn IPO
TAESA July US$867 mm Re-IPO
July US$468 mm IPO
Fibria April US$725 mm FO
locamerica April US$145 mm IPO
Qualicorp April US$411 mm FO
Bancolombia January US$933 mm FO
GLOBAL FINANCE Best in Emerging Markets 2013
GLOBAL FINANCE Best LatAm Equity Bank 2012
EUROMONEY Best Equity House in Latin America 2012
Institutional Investor LatAm Trading Services 2012 & 2013
EUROMONEY Best Equity House in Latin America 2011
GLOBAL FINANCE Best LatAm Equity Bank 2011

Bank of America Merrill Lynch

5

KPMG
cutting through complexity™

CORPORATE FINANCE

Banco Santander (Brasil) S.A.

Proposal for professional services

May 7, 2014

KPMG Corporate Finance Ltda.
Av. Nove de Julho, 5109 - 6º floor
01407-905 - São Paulo, SP - Brasil
P. O. Box 2467
01060-970 - São Paulo, SP - Brasil

Phone 55 (11) 3245-8000
Fax 55 (11) 3245-8309
Internet www.kpmg.com.br

São Paulo - SP

May 7, 2014

Attention: Mr. Carlos Galán

Dear Sirs:

In accordance with your recent request, we attach hereto our proposal for professional services in connection with a business valuation of Banco Santander (Brazil) S.A., including its subsidiaries and Banco Santander, SA (Spain), including its subsidiaries.

KPMG Corporate Finance team consists of a dedicated group of professionals who have extensive experience in assisting companies in similar projects.

Please do not hesitate to contact us should you require further information or clarifications.

Yours Faithfully,

Fernando A. Mattar
Partner

Gabriel C.Carracedo
Senior Manager

KPMG Corporate Finance Ltda. é uma sociedade brasileira, simples, de responsabilidade limitada, membro da KPMG International, uma cooperativa suíça.

KPMG Corporate Finance Ltda. is a Brazilian limited liability company, member firm of KPMG International, a Swiss cooperative.

Confidentiality

- This document is directed to you and was prepared in accordance with the understandings between you and KPMG Corporate Finance Ltda. ("KPMG"). The disclosure of this document to third parties is forbidden.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

2

Content

The key contacts at KPMG in connection with this proposal are:

Fernando Mattar
Partner
Corporate Finance
Tel:+55 11 3245-8382
Fax:+55 11 3245-8309
fmattar@kpmg.com.br

Gabriel C. Carracedo
Senior Manager
Corporate Finance
Tel:+55 11 3245-8353
Fax:+55 11 3245-8309
gcarracedo@kpmg.com.br

1. Introduction
2. Objective
3. Scope of work
4. Reporting and timetable
5. Engagement team
6. Fees
7. Acceptance

Appendices

- I. Terms and conditions
- II. Thomson financial securities data survey
- III. KPMG Brazil relevant experience in mergers & acquisitions and KPMG Spain relevant experience
- IV. Valuation criteria
- V. Curricula vitae
- VI. Report Disclaimers
- VII. Representation Letter

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

3

1. Introduction

Context (source: Press Release and Client)

- Banco Santander (Brazil) S.A ("Santander Brazil", "Contractor" or "Client") is a global bank with headquarters in Spain which operates in Brazil since 1982.
- As disclosed by Santander Brazil in the Press Release on April 29, 2014, Santander Brazil, in compliance with paragraph 4 of Article 157 of Law N°. 6.404/76 and Instruction N°. 358/02 of CVM, announced that it was notified by its Indirect Controlling Shareholder, Banco Santander, SA ("Santander Spain"), that it plans to launch a voluntary offer in Brazil and the U.S. to acquire up to all shares of Santander Brazil that are not owned by the Santander Group. Such shares represent approximately 25% of the capital of Santander Brazil, with the transfer of shares of Santander Spain in payment ("Transaction").
- The Transaction will be voluntary, as shareholders of Santander Brazil may accept it or not, and it will not be conditional to a minimum acceptance level. Santander Brazil shareholders who accept the offer will receive payment in Brazilian or American Depositary Receipts (BDR or ADRs) representing shares issued by Santander Spain, therefore becoming shareholders of Santander Spain.
- The completion of the Transaction is subject to the fulfillment of certain preconditions, including the registration of Santander Spain in Brazilian Securities Commission ("CVM") as a foreign issuer, admission of BDR Santander Spain to trading on BM&FBOVESPA, approval of the shareholders of Santander Brazil, registration in CVM of the voluntary offer to acquire the shares and approval of the shareholders of Santander Spain of the issuance of new shares that will be delivered in payment, and other regulatory approvals required to the issuer.
- Therefore, in order to fulfill the requirements of the Transaction and CVM Instruction nº 481, in accordance with the request of Santander Brazil, it is necessary to hire, in Brazil, an independent economic-financial valuation of Santander Brazil and Santander Spain for the analysis of the exchange ratio between the shares and units by the minority shareholders of Santander Brazil.
- For purposes of this Proposal, Santander Brazil and its subsidiaries and Santander Spain and its subsidiaries, will collectively be referred to as "Companies".
- In this regard, Santander Brazil invited KPMG to present this proposal to independently estimate the economic value of the Company using the following criteria:
    - Discounted cash flow;
    - Market multiples; and
    - Average share price.
- For subsidiaries that are not relevant into the context of the overall value of the Companies, KPMG will consider its book value as economic value.
- We understand that we will have access to detailed business plan of the Companies, as well as studies, reports, and models developed recently by third parties about the Companies. In the event that this information is not available on time, the timetable of this project will be compromised.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version. 4

1. Introduction

KPMG Brazil

- KPMG is a global network of professional firms providing Audit, Tax and Advisory services. We operate in 150 countries and have 138,000 people working in member firms around the world. The independent member firms of the KPMG network are affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. Each KPMG firm is a legally distinct and separate entity and describes itself as such.
- In Brazil, approximately 4.000 professionals working in 20 cities located in 12 States and the Federal District. KPMG in Brazil has offices located in São Paulo (head office), Belo Horizonte, Brasília, Campinas, Campo Grande, Curitiba, Florianópolis, Fortaleza, Goiânia, Joinville, Londrina, Manaus, Porto Alegre, Recife, Ribeirão Preto, Rio de Janeiro, Salvador, São Carlos São José dos Campos and Uberlândia.

KPMG Corporate Finance

- KPMG has wide experience in business valuations with a strong expertise in valuations for USGAAP and IFRS purposes, covering companies of different sizes from various sectors. In the Appendix II we show the KPMG experience with valuation of public companies.
- KPMG Corporate Finance is one of the leading players in M&A (see Appendix III for a ranking by number of transactions, according to Thomson Financial Securities Data).
- The great strength of KPMG in M&A advisory services, both internationally and in Brazil, is the enormous penetration of KPMG as a whole in the business community. Internationally, KPMG operates from over 1,000 offices in more than 160 countries.
- In Brazil, the situation is not different, since KPMG Brazil is a leader in providing audit services, auditing a significant portion of publicly held companies. In Brazil, we count on approximately 2,400 professionals in 11 states and in the Federal District, 14 cities and 16 offices located in São Paulo (headquarters), Belo Horizonte, Brasilia, Campinas, Curitiba, Fortaleza, Goiânia, Joinville, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador and São Carlos.
- KPMG Corporate Finance is also one of the leaders in M&A advisory. In several recent transactions, KPMG Corporate Finance acted successfully, advising clients in various transactions, large and medium sizes (see Appendix IV).

Our credentials in the financial sector

- KPMG has significant experience in economic and financial evaluation of financial institutions. Following, we list some examples of recent work for Santander Brazil.
  - Annual economic-financial valuations of Santander Brazil for purposes of impairment testing from 2010 to 2013;
  - Economic-financial valuation of Santander Brazil for its IPO in 2009;
  - Several economic-financial valuations of Group Santander in Brazil for various purposes (corporate restructuring, Fair Value accounting, tax benefit of goodwill, etc.);
  - Economic-financial valuation of the ABN Bank for its incorporation by Santander Brazil;
  - Valuation of the intangible assets of ABN Bank in the context of Purchase Price Allocation by Santander Brazil.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

5

2. Objectives

- As requested, the objective of our work will be to independently estimate the economic value of the Companies, in the context of the Transaction, using the following criteria:
    - Discounted cash flow;
    - Market multiples; and
    - Average share price.
- For subsidiaries that are not relevant into the context of the overall value of the Companies, KPMG will consider its book value as economic value.
- To achieve the objectives, we will apply the procedures will described in the "Scope" section of this proposal and the requirements established by specific legislation shall be observed as well as the limitations described in that section.
- We emphasize that this proposal was established on the understandings held with the Client's management and that the objective set above reflects these understandings. We can not guarantee that our report will meet other goals than that described above.
- Furthermore, we emphasize that we will not have the obligation to perform additional work and / or adapt our report to meet other objectives.
- Our report of economic-financial valuation of the Companies is prepared to the assessment of shareholders of Santander Brazil in relation to the Transaction is the context previously reported.
- Also, we allow that our report will be distributed to regulators and auditors of Santander Brazil, when required.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

6

3. Scope of work

- In accordance with the objectives of the work we will perform the independent valuation of the Companies.
- The scope of our work will encompass the following procedures:
  - Analysis of the Companies' financial statements of the last three years and the balance sheet of a more recent base date;
  - Analysis of the historical and current operational information of the Companies, as provided by the Client;
  - Analysis of historical and projected key performance indicators of the Companies;
  - Analysis of any existing business plans, developed by the Companies, and/or valuation studies (and its main assumptions), performed by third parties on the Companies;
  - Depending on relevance, analysis of projections, analysis or valuations prepared by Santander recently;
  - Interviews with the Management teams of the Companies to complement and verify our understanding of Companies' current and future operations;
  - Analysis of market information held by the Client and comparison with available public information;
  - Estimation of a discount rate; and
  - Financial modeling of the Companies' operations.
  - Sensitivity analysis of the impact of the main assumptions in the overall value of the Companies.
  - Analysis of the value of the Companies based on multiple of comparable companies and based on multiples of comparable transactions.
  - Calculation of the average market share price of the Companies.
- During the work, we will perform the analysis procedures which we deem to be appropriate in accordance with the scope. However, KPMG is not responsible for the information supplied to it and will not be liable or pay, in any event, damages or losses arising or resulting from the omission of data and information by the Management of the Company or the Client. We emphasize also that the work does not constitute an audit according to generally accepted auditing standards and should not be interpreted as such.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

7

3. Scope of work (cont.)

Important notes

- Without prejudice to other comments, KPMG clarifies to the Client:
- The valuation will be based substantially on information and assumptions, provided by the Clients´ management, which will be discussed and analyzed by KPMG.
- We emphasize that the determination of the fair value of inventories, fixed assets and contingencies, as well as other relevant assets and liabilities, are not part of the scope of this proposal. Thus, with respect to such items we will base our work on information and analysis to be made available by the Client and / or their respective auditors, lawyers and / or other advisors.
- During the work, we will make the analysis procedures which deems appropriate in accordance with the scope set. However, KPMG is not responsible for the information supplied to it and will not be liable or pay, in any event, damages or losses arising or resulting from the omission of data and information by the Management of the Companies or the Client. We emphasize also that the work does not constitute an audit according to generally accepted auditing standards and should not be interpreted as such.
- Although we will process information, we will not provide any kind of certification as to the authenticity of the information collected, or an opinion, or any kind of guarantee in relation to its integrity.
- We understand that we will have adequate access to the information necessary for the development of our work, and that will count on the cooperation of the Management of the Client. If our access to information is restricted, we will not be able to perform the work according to the scope and the timetable planned. Any difficulties in obtaining the information will be communicated and discussed with you, and that may result in impacts and changes in the terms of this proposal.
- Although we endeavor to accomplish the objective of this work, due to the very nature of the services rendered, we do not and will not assure the successful implementation of any expected operation within any time frame, nor will we be responsible for any opportunities that are not identified, presented, or explored, for any reason.
- KPMG does not state an opinion as to whether or not assumptions considered in the financial projections are correct or in relation to the probability of the future results of the Companies reaching the projected values. It must be emphasized that the actual future realization of projections depends on the continuing validity of the assumptions they are based on. Any advice, opinion or recommendation provided by KPMG as part of the engagement shall not amount to any form of guarantee that KPMG has determined or predicted future events or circumstances.
- Therefore, KPMG does not express an opinion or provide any kind of guarantee in relation to the financial statements.
- The scope of our work does not include the detection of fraud in operations, processes, accounting registries, or Companies´ or Client´s documents.
- The scope of our work does not include any type of tax analysis or advisory.
- Valuations, in general, present significant degrees of subjectivity. Furthermore, the projections and assumptions used in valuations are based on future expectations that could be confirmed or not, in view of the fact that projected events may not occur, due to a number of exogenous economic and operational factors. Thus, there are no guarantees that any assumptions, estimates, projections, results, or conclusions presented in the valuation report will be effectively noted and/or verified, in their entirety, or partially. The figures noted in the future may be different, and the differences may be significant. These possibilities are not a bias, or a defect of the valuation process, and are recognized as part of its nature. Hence, KPMG is not responsible, and cannot be held responsible for any differences between the valuation results, and the results noted a posteriori.
- The services proposed herein may be based on legal and administrative rules. In this regard, we note that our legislation is complex and very often the same provision can be interpreted in more than one way. KPMG seeks always to be up-to-date in relation to the various interpretative tendencies, in order to permit an ample evaluation of the alternatives and risks involved. Even so, it is certain that there may be some interpretations of the law that differ from ours. Under these circumstances, neither KPMG, nor any other firm, can give Santander total assurance that it will not be questioned by third parties or government authorities.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

8

3. Scope of work (cont.)

- Our services will be based on current legislation and regulations. The scope of this proposal does not include the updating of services and/or their respective reports in light of laws or regulations that may come into effect after conclusion of the services.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

9

4. Reporting and timetable

- Usually, in studies of this nature, we issue our draft report within four (4) weeks from the beginning of our work, which is when the information necessary to our work are placed at our disposal.
- For this work, KPMG will issue by May 27, 2014 its draft report.
- In order to meet the above deadlines, we emphasize that is essential that we have the information readily available to perform our work. We need to count on the help of employees of the Client in the preparation of information and other analysis. If the information is not readily made available to us, our timetable will be compromised.
- The report will be issued in Portuguese and will describe the procedures followed, the assumptions used and the results of the work.
- Given the purpose and context described above, our report will remain confidential and will not be suitable for any other purpose, which is described in Chapter 2 - "Objective" and, as such, should be restricted to this purpose. Therefore, it is prohibited the distribution of our report to third parties without our prior written consent.
- The report or any document to be prepared by KPMG will contain in its pages paragraphs presented in Appendix VI to this document, without limiting KPMG from judging the necessity of including other disclaimers.
- At the end of the work, KPMG will provide a draft report containing the results of the service, so that the client can review within seven (7) days: (i); if there is any disagreement, to any extent, between the contents of the report and the information and data that are known to the Client; and (ii) if there is any disagreement about the content of the report. The lack of communication by the Client shall constitute a tacit agreement with the contents of the report.
- Any possible unconformity not expressed within the above deadline by the Client and that may be determined under any circumstances and at any time, will be solely left to the Client.
- In case our expectations do not materialize, we will contact immediately with the Client so we can adjust the estimates of deadlines, hours and fees to the reality of the situation and the conditions under which the proposed work.
- We emphasize that we are not obliged to update our report or revise the information contained therein due to events or transactions occurring after the date of issuance of our report.

__Representation Letter__

- Notwithstanding the aforesaid, KPMG may request from the Companies a Representation Letter to be drafted by KPMG based upon the sample attached to this Proposal as **Appendix VIII,** without which the KPMG report can not be issued.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version. 10

5. Engagement team

The job will be carried out by qualified professionals of KPMG.

The curriculum of the professionals managing this work are included in **Appendix V**

Fernando A. Mattar
Pamer

Fernando is an experienced partner at KPMG, will be responsible for the overall management of this project, a role that he also performed in various assignments.

Gabriel C. Carracedo
Senior Manager

Gabriel is a Senior Manager at KPMG with significant experience in valuation assignments. Will be responsible to coordinate the fieldwork and daily tasks of this engagement.

Amparo Solis
Partner

Amparo is the partner in charge of the Financial sector of Corporate Finance practice at KPMG Spain and will be responsible for the overall management of this project She has more than 25 years of experience in this type of projects.

Sofia Mendes
Partner

Sofia is a partner in the financial sector of the Corporate Finance practice at KPMG Spain and will be responsible for the coordinance of the work. She has more than 14 years of experience in this type of projects.

Jesús Bernardo
Manager

Jesús is a manager in the financial sector of the Corporate Finance practice at KPMG Spain.He will be responsible for the fieldwork of this project.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

11

6. Fees

- Our fees are based upon the time incurred and the level of the professional staff allocated to each task. For this work, we propose the fees of **$ 525,000.00**.
- We will add applicable taxes to our fees (ISS, PIS and COFINS at a total rate of 8.65% if billed to a Brazilian company). In the case that the tax legislation changes, our gross fees will be adjusted to maintain the economic balance of the contract.
- Our fees will be billed 50% on acceptance of this proposal and (ii) the remaining 50% once the draft is issued. Our fees will be due in 10 business days.
- Circumstances encountered during the performance of these services that warrant additional time or expense could cause us to be unable to deliver them within the above estimate. We will endeavor to notify you of any such circumstances as they are assessed. If such matters exceed the scope of this engagement letter, we will issue separate engagement letters to confirm the scope and related terms of any additional engagements.
- If You request additional extended services to those mentioned in this proposal, we will prepare a proposal or an amendment to cover the additional scope requested.
- Out-of-pocket expenses (travel, hotel, meals, translation, copies, phone, fax, etc.) will be re-charged to you at cost.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

12

7. Acceptance

- This proposal is valid for 30 days.
- The document called "Terms and Conditions" presented in Appendix I is part of this proposal. In the event of discrepancies between this proposal and the Appendix I, the text of the Appendix I will prevail, unless if the text of the proposal clearly states otherwise referring to an specific topic, expression or text.
- If you are in agreement with the terms of this Proposal, and wish to engage the services of KPMG, please have this document signed by the duly authorized representatives of the Client in the space provided aside, having such representatives initials in all pages.
- If the Client does not express its acceptance in the aforementioned manner, but authorizes the rendering of the services that are the subject of this Proposal, verbally or in writing and without expressly registering any restriction to the terms and conditions of this Proposal, this act shall represent the tacit acceptance by the Client of all the terms and conditions herein established and, in this manner, the contractual relationship that will be established between the parties will be governed, in any case, by this document.
- Banco Santander (Brasil) S.A., address: Av. Juscelino Kubitschek Nº 2.235 - 10º andar - TS P10 350, São Paulo/SP - Itaim Bibi - CEP: 04543 - 011, CNPJ/MF nº 90.400.888/0001-42, herein represented in the terms of its By-laws, agrees with the terms of this Proposal and its attachments and engages KPMG Corporate Finance Ltda. to perform the services described herein, in accordance with the conditions hereby presented.

May7, 2014

____

KPMG Corporate Finance Ltda.
Fernando Mattar
Partner

Acceptance by Banco Santander (Brasil) S.A.

____

Signature

____

Name

____

Position

Witnesses:

1. ______________________________

Name:

CPF/MF:

2. ______________________________

Name:

CPF/MF:

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

13

7. Acceptance (cont.)

Acceptance by Banco Santander, S.A.

____

Signature

____

Name

____

Position

Witnesses:

1. ______________________________

Name:

CPF/MF:

2. ______________________________

Name:

CPF/MF:

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

14

Appendix I
Terms and conditions

Advisory ST&C -
Appendix I - h...

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

15

Appendix II
Thomson financial securities data survey

2012		No. Of deals
1.	KPMG	332
2.	PricewaterhouseCoopers	331
3.	Morgan Stanley	219
4.	Rothschild	212
5.	Goldman Sachs & Co	212
6.	IMAP	196
7.	Lazard	187
8.	Deloitte	185
9.	Nomura	157
10.	Barclays	154

2011		No. Of deals
1.	KPMG	370
2.	Morgan Stanley	365
3.	Goldman Sachs & Co	361
4.	JP Morgan	290
5.	PwC	276
6.	Credit Suisse	265
7.	UBS	262
8.	Bank of America Merril Lynch	256
9.	Rothschild	253
10.	E&Y LLP	236

2010		No. Of deals
1	KPMG	284
2.	Morgan Stanley	238
3.	PwC	232
3.	Lazard	232
5.	Goldman Sachs & Co	231
5.	Rothschild	222
7.	Deloitte	220
8.	JP Morgan	196
9.	Credit Suisse	185
10.	UBS	177

2009		No. Of deals
1.	KPMG	284
2.	PwC	253
3.	Rothschild	204
3.	JP Morgan	196
5.	Lazard	187
6.	Goldman Sachs & Co	181
7.	Credit Suisse	174
8.	UBS	172
9.	Deutsche Bank AG	169
10.	Morgan Stanley	168

2008		No. Of deals
1.	KPMG	400
2.	PwC	325
3.	Bank of America Merril Lynch	272
4.	Deloitte	256
5.	Credit Suisse	253
6.	Rothschild	250
7.	UBS	241
8.	Deutsche Bank AG	237
9.	JP Morgan	227
10.	Goldman Sachs & Co	221

2007		No. Of deals
1.	KPMG	507
2.	PwC	385
3.	Citi	325
4.	JP Morgan	323
5.	UBS	320
6.	Deloitte	308
7	Rothschild	306
8.	Morgan Stanley	281
9.	E&Y LLP	278
10.	Goldman Sachs & Co	275

2006		No. Of deals
1.	KPMG	484
2.	PwC	387
3.	UBS	294
4.	JP Morgan	288
5.	Rothschild	282
6.	Deloitte	272
7.	Bank of America Merril Lynch	263
8.	Citi	256
9.	Goldman Sachs & Co	255
10.	Morgan Stanley	252

Fonte: Thomson Financial Securities Data (2012)

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

16

Appendix III
KPMG Brazil relevant experience in mergers & acquisitions

NEODENT

KPMG

---

kpn

Getronics

R$ 623.629.232

KPMG

2011

Reintegra Brasil S.A.

Estruturação de financiamento de BNB, com recursos do FNE-SERVIÇOS, na modalidade Project Finance, para o projeto de Parceria Público-Privada (PPP) do Centro Integrado de Ressocialização de Itaquitinga do Estado de Pernambuco.

R$ 228.038.740

A KPMG Structured Finance S.A. atuou como assessor financeiro da Reintegra Brasil S.A.

2010

---

dnp

KPMG

Frignani & Andrade

Toshiba Corporation

KPMG Corporate Finance

Atuou com assessor financeiro exclusivo da Toshiba Corporation na aquisição da Camargo Corrêa Equipamentos e Sistemas (CCES)

Decemeber 2009

Dudony

KPMG Corporate Finance

Atuou com assessor financeiro exclusivo da Dudony na alienação de suas lojas para a Lojas do Baú (Grupo Silvio Santos)

June 2009

Qualimat

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo do Grupo Parex na venda de sua fábrica de argamassas localizada em Cajamar (SP) para Votorantim Cimentos Ltda.

April 2009

Agropastoril Novo Horizonte

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da Agripastoril Novo Horizonte na venda de seus ativos florestais para Ontario Teacher's Pension Plan

April 2009

HDL

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da HDL Indústria Eletrônica S.A na alienação de 100% das ações do capital social para a Legrand.

April 2009

Unilever

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da Unilever na venda das marcas "Frisco" e "Tornado" para a Santa Clara (café), associada a Strauss Elite de Israel.

March 2009

Repsol YPF Distribuidora

KPMG Corporate Finance

Atuou com assessor financeiro exclusivo da Repsol na alienação de 100% de seu capital para a Alesat Combustíveis S.A.

January 2009

Karmann Ghia do Brasil

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da Wilhelm Karmann GmbH.. na venda de 100% de suas cotas para o Grupo Brasil.

March 2008

Rebière

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da Rebière Ingredientes Alimentícios Ltda. na venda de 65% de suas cotas para a Rousselot SAS..

January 2008

Générale de Santé Latin América

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da Générale de Santé Latin América na venda de 100% de suas participação na Clínica Reflexa.

October 2007

Grupo Lund

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo do Grupo Lund na alienação de seu controle para a Carvajal S.A.

July 2007

Qualimat

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da Qualimat Distribuidora de Materiais de Construção Civil S/A na aquisição da Eliane Argamassas e Rejuntes S/A.

April 2007

Ical

KPMG Corporate Finance

Atuou nesta transação como assessor financeiro exclusivo da Ical – Indústria de Calcinação Ltda. na aquisição da Elmcal – Empresa Industrial de Mineração

March 2007

Vida Alimentos

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da Vida Alimentos na venda das operações do óleo composto "Maria"

September 2006

Unilever Bestfoods

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da Unilever na venda de sua unidade de produção de produtos atomatados para a Siol Alimentos Ltda.

March 2006

HDI

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da HDI Seguros S.A. na aquisição do HSBC Seguros de Automóveis e Bens S.A.

November 2005

Havas

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da Havas Advertising International S.A. na venda do controle acionário da Age Comunicações S.A.

July 2005

Canada Life

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da Canada Life Companhia de Seguros na venda de suas operações no Brasil.

November 2004

Unilever Bestfoods

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da Unilever na venda dos negócios relacionados às marcas "Jurema" e "Jussara" para a Brasfrigo S.A.

August 2004

São Carlos

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da Usina Açucareira de Jaboticabal S.A. na venda das operações de açúcar e álcool para a Coinbra (Louis Dreyfus).

July 2004

USATI

USATI S.A. Refinadora de Açúcar

KPMG Corporate Finance

Atuou como assessor financeiro exclusivo da USATI S.A. Refinadora de Açúcar na venda das operações para COSAN S.A. Indústria e Comércio.

March 2004

Furukawa

KPMG Corporate Finance

Acted as exclusive financial advisor to Furukawa on the sale of operations of FCE to Nexans.

March 2003

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

17

Appendix III
KPMG Spain relevant experience

Assessoria ao Santander AM Holding com serviços de valuation services e PPA globalmente
2013

Assessoria a Inverseguros na emissão de um laudo de avaliação da entidade
2013

Consultor financeiro do Banco Inversis no processo de venda da participação majoritária (94,9%) ao Banco March
2013

Especialista independente na determinação e na relação de troca na fusão do CaixaBank SA e do Banco de Valencia SA.
2013

Assessoria ao Bankia S.A. na venda do FinanMadrid E.F.C. a Apollo Global Management
2013

Especialista independente na separação do negócio financeiro da Ceca, a favor da Cecabank S.A.
2012

Assessoria a BFA na emissão de um relatório sobre os procedimentos do valor de juros acordado sobre a cota de interesse do Bancaja BFA após a re-avaliação do Banco de Valencia
2012

Assessoria para o Banco Espanhol de Crédito na emissão de um relatório sobre a razoabilidade do preço de venda do negócio de private banking do Banesto nos EUA para determinar como uma entidade do Grupo Santander SA
2012

Especialista independente na separação do negócio financeiro da Caja Inmaculada, Caja Circulo e Caja de Badajoz a favor do Banco Grupo Cajatres, S.A.
2011

Assessoria para Caixa Nova e Caixa Galicia na avaliação de sua carteira de investimentos
2011

Especialista independente na separação do negócio financeiro do BBK, Caja Vital e Kutxa a favor do Banco Bilbao Bizkaia Kutxa, S.A.U.
2011

Especialista independente na separação do negócio financeiro do Unicaja a favor do Unicaja Banco, S.A.
2011

Especialista independente na separação do negócio financeiro do Ibercaja a Ibercaja Banco, S.A.
2011

Especialista independente na reorganização do Grupo "la Caixa" para o qual "La Caixa" fornece seu negócio bancário, que se tornou CaixaBank.
2011

Assessoria ao Barclays Bank para estimar um intervalo de valores de sua subsidiária espanhola para realizar uma reestruturação da sua participação.
2011

Assessoria ao EBN Banco para estimar a relação de troca na fusão em potencial fusão com a Ahorro Corporacion
2011

Co-assesor do Banco Cívica e Cajasol na elaboração do plano de integração e no processo de pedido do Fondos FROB do montante de cerca de 1.000 milhões de Euros
2010

Assessor do SIP Banacaja Madrid em seu processo de de integração em relação a definição de suas estratégias na área de patrimônio e em particular do Banco de seguros
2010

Consultor financeiro da Cajasol para a análise de alternativas estratégicas e do processo de integração no Civic Banking
2010

Especialista independente do Caja Navarra, Caja Canarias e Caja Burgos com relação ao seu projeto de integração
2010

Assessor financeiro dos accionistas da Interdin na venda da participação marjoritária da BPA
2009

Especialista independente da CajAstur e CCM na transferência de ativos ao Banco Libertas
2010

Assistência a la Caixa na alocação do preço pago (PPA) sob o IFRS3 em relação a aquisição da Inbursa
2009

Assistência ao Banco Sabadell na alocação do preço pago (PPA) sob o IFRS3 em relação a aquisição do BBVA Banco Privado Miami
2009

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

18

Appendix IV
Valuation methodology

Discounted cash flow methodology

- This valuation methodology is based on forecasting future cash flows and subsequently discounting them by a rate that reflects a required return for the risk associated with the firm and the market.
- In broadest terms, the DCF analysis estimates the future cash flows of the company based on a defined set of assumptions and applies a (range of) discount rate(s) in order to determine the net present value of the company in accordance with these same assumptions. In order to arrive at the equity value of a company, the DCF analysis utilizes incremental, after-tax, cash flows that are immediately realizable to the equity holder and discounts these at a rate that assumes that all proceeds can be reinvested at this rate.
- The DCF analysis, in contrast to other methodologies, provides a more managerial picture of the firm's value going forward. The method basically explores the impact on a firm's value of managerial policies that affect the year-to-year operations of the firm. In this specific case, it will be important that this managerial view incorporates the company's management's view of profitability as of the base date of the valuation.
- The discounted cash flow methodology is the most common valuation methodology used in the Brazilian capital market. It is used to evaluate the net worth market value of ongoing companies, whose business plans reflects expectations of profit generation in the future.
- The most commonly used methods for financial institutions, considering going concern criteria are the discounted cash flow method, especially the dividend discount model "DDM" and multiples of comparable quoted entities and comparable transactions.
- The dividend flow is the amount of profit that could be distributed to the shareholders without compromising the future of the business.
- The dividend flow will be calculated as the flow derived from the activities of the entity less the amount withheld which is necessary for the company to continue operating and comply with the minimum regulatory capital

Remarks on the use of the discounted cash flow criterion

- It is market's common knowledge, that any valuation performed by the discounted cash flow criterion presents a significant degree of subjectivity, since it is based on expectations about the future, which can be confirm or not. Therefore, it is recognized that there are no assurances that any of the assumptions, estimates, projections, results or conclusions presented or used in the evaluation will be effectively achieved or will occur, entirely or partially. The final results observed may be different from the projections and these differences can be significant.
- It should be noted that any changes in the assumptions used in the discounted cash flow model, due to its nature, will impact on the result of the valuation. These possibilities are not a bias or a flaw in the valuation and are recognized by the market as part of the nature of the evaluation process of a company by that criterion. Thus, it is impossible for the evaluator, to be responsible or liable for any differences between the projected future results and those actually observed afterwards, due to changes in market conditions and the business of the company being evaluated.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

19

Appendix IV
Valuation methodology

Average weighted price of shares

- This methodology consists in using negotiations held with each class of shares for a specified period. Then, calculate the weighted average price of shares from the daily volumes traded.
- The period stipulated for the observation of the negotiations must be sufficiently large in order to minimize the effect of any price fluctuations that may cause distortions in the calculation.
- The adequacy of this method is extremely dependent on the liquidity of the shares of companies traded on the stock exchanges.

Market multiples

- The methodology of market multiples allows estimation of the value of a company by analyzing values of similar companies or of recent M&A transactions of companies similar to the company being evaluated.
- The prices paid in transactions or securities of companies listed are divided by reference values of financial statements immediately preceding the transaction to determine comparative multiples, such as multiples of earnings, revenues, equity, among other period as the sector where the company operates. These multiples are then applied to the respective parameters of the company to be evaluated, resulting in the estimated value of the company.
- The comparable transaction methodology depends substantially on the existence of trusted sources for checking transactions and the wealth of data provided by these. Not always reflect the amounts disclosed any price adjustments paid (or required guarantees), the occurrence of which will occur after disclosure of the transactions.
- The methodology of comparable companies also depends on the existence of a satisfactory number of comparable companies and a significant volume of trades.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.
20

Anexo V
Curricula Vitae

Currículos dos principais profissionais que farão parte da equipe.

Name	Fernando A. Mattar
Position	Partner - Corporate Finance - KPMG São Paulo
Qualification	Graduation in Business Administration at FGV and Undergraduation in Mechanical engineer at Mackenzie University
Experience	Works as business consultant since 1995. Has performed services in corporation restructuring, mergers and acquisitions, feasibility studies and site locations for Asian automotive companies and preparation of business plan for start-up companies and new business units. Fernando started with KPMG in 2006, prior he worked as business development manager for the Cisneros Group and prior to that as manager consultant at Arthur Andersen Business Consulting.
Industry	Financial Institutions, Entertainement, Internet services, Consumer Products (food, beverage, paper &pulp, etc.), telecomunications and retail.

Name	Gabriel Chamadoira Carracedo
Position	Senior Manager - Corporate Finance - KPMG São Paulo
Qualification	Graduated in Finance at IBMEC – São Paulo Undergraduated in Business Administration at Universidade Salvador – Bahia
Experience	Has wide experience in economic valuations. Works also with M&A projects. His experience includes implementation of different methodologies. He started with KPMG in 2003.
Industry	Banking; Telecommunications; Information Technology Services; Entertainment; Food and Beverage; Food and Beverage; Educational; Air Transport; Retailers

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

21

Anexo V
Curricula Vitae

Currículos dos principais profissionais que farão parte da equipe.

Name	Amparo Solis Calbacho
Position	**Amparo** is a Partner responsible for the Corporate Finance Financial Sector in Spain
Qualification	Bachelor of Business Administration and Economics at the Universidad Complutense in Madrid
Experience	With over 25 years of experience in procurement processes, sales, mergers, alliances, acquisitions and restructuring of financial institutions, participated as chief financial advisor for a large number of transactions in the sector, both in Spain and in other countries.
Industry	Financial Institution Group

Name	Sofia Mendes
Position	**Sofia** is Partner of Corporate Finance at KPMG Spain
Qualification	Bachelor of Business Administration and Economics at *Universidade Católica Portuguesa de Lisboa*
Exeprience	He joined the financial institutions group at KPMG Corporate Finance in February 2010. Previously, she worked in private equity at ECS Capital in Lisbon as executive investment manager, and from 2000 to 2010, at JPMorgan in London and Madrid covering the sector of financial institutions, representing the area of bank insurance in Europe. Before joining JPMorgan, Sofia worked for KPMG in Lisbon on audit.
Industry	Financial Institution Group

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

22

Anexo V
Curricula Vitae

Currículos dos principais profissionais que farão parte da equipe.

Name	Jesús Bernardo Muñiz
Position	Manager, *Corporate Finance – Financial Institutions Group*
Qualification	Bachelor of Business Administration and Economics at *Universidad CUNEF de Madrid*
Experience	He joined at KPMG in April 2010 in the group of financial institutions M&A. Previously, Jesus worked in the Department Equity Capital Markets at Banco Santander and the Department of Alternative Management Lyxor Asset Management. Since joining the department, Jesus has been actively involved in the buying, selling, mergers, alliances, acquisitions and restructuring of financial institutions.
Industry	Financial Institution Group

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

23

Appendix VI
Disclaimers

The Report or any document to be prepared by KPMG will include in its pages the paragraphs described below, without loss for other terms which by criterion of KPMG must be included regarding the services provided.

1) The work disclaimed in this Valuation Report ("report") was made by KPMG Corporate Finance Ltda. ("KPMG") under request of the Client. Our work was performed according to our objectives, assumptions and other terms and conditions in this report and our proposal dated xxxxxxxx, 2014.
2) Our work did not constitute an audit of the financial statements or any other information provided to us and it shall not be considered as this, and did not have as objective the detection of fraud.
3) Either KPMG nor any of its partners, employees or collaborates ("Representatives") declare or guarantee, in a expressed or tacit ways, the precision or completeness's of this Report, however, did not include any advisory of any kind , as legal of accountant. The contents of the following material should not be considered as a promise or guarantee related to the past or future, neither as recommendation for the possible offer value.
4) To make possible the achievement of the work KPMG had as assumption that all the approvals of government order, regulatory or any other kind, as well as exemption or signature, of contracts needed for the deal collimated were obtained or will be obtained, and none eventual modification needed related of this acts will cause adverse patrimonial effects for the NEWCO or will reduce for this one the benefits objectified within the transaction.
5) The information provided to KPMG by the Client and the Company included the financial demonstration of XX, XX, XX, that were audited and subjected to limited review by the independent auditors of the Company, as appropriate. KPMG obtained the information available by the Client and the Company, however, KPMG did not performed any independent investigations concerning this information, either assumes responsibility by the precision, accuracy of sufficiency of this information. Any errors, changes or modifications in this information could affect significantly the KPMG verifications.
5) For the preparation of its report, KPMG had as assumption the guarantee of the Client and the Company, among the accuracy, contents, veracity, completeness, sufficiency and integrity of all the data that were available or discussed, so that we did not assume either perform the independent physical inspection of any assets or properties, letting this way, to prepare or obtain independent valuation of the assets and liabilities of the Client or Company, or its solvency, considering as consistent the information used in this Report, taking responsibility for the Client and Company, including its servants and agents, partners and employees, for all that was transmitted or discussed with KPMG.
7) The information concerning the data, the projections, the assumption and estimates, related to the Client, the Company and its operation market, used and contained in this Report, are based in some group of reports and presentation layouts that may differ considerably in relation to the account groups presented by the Client and the Company in the preparation of the Standard Financial Statements. This procedure was adopted to allow the presented projections to be consistent with the account group reported in the financial statements presented. Occasionally differences in the account groups does not have impact under the results.
8) All the information, estimatives and projections here contained, including, but not limitating it to, projections for revenues, costs and expenditures, profit margins, increases of volume and operational expenditures, are those used and/or presented by the Client and the Company adjusted by KPMG, according with its judgment, referent to the reasonableness, and are assumed as coming form the best evaluation of the Client and the Company and their respective Administrations related to the evolution of the Client and Company.
9) Except if expressly presented in another way, written in notes or specific, all the data, previous information, market information, estimative, projections and assumptions, included, considered, used or presented in this Report are those presented by the Client or Company to KPMG.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

24

Appendix VI
Disclaimers (cont.)

10) In compliance with the objective and the scope of the proposal, KPMG did not guarantee or issues an opinion about the probability of realization of the assumptions used in the financial projections, as well as does not issue an opinion referent to the probability that any value projected will effectively realize, since that several times the events predicted may not improve in reason of several exogenous factors cyclical and operational, leading, therefore, relevant variations. Moreover, yet the adopted assumptions taken by the Client or Company and the financial projections came to improve in compliance with the expectations of both, KPMG can not guarantee that the following debts will be paid in the accordance.

11) The contents of the Report reflects the predominant conditions and the independent point of view of KPMG, in the moment of realization of the work, which did not contemplate the treatment of personal or specific interests. In this terms, the result of the analysis that came to be realized by others can diverge of the results of our analysis, without this featuring any deficiency of the jobs realized.

12) Neither KPMG nor its Representatives declare, guarantee or manifest their opinion, in an explicit or implicit ways, among precision, integrity or viability on any projections or assumptions in those where based.

13) This Report can not be circulated, copied, published or used in any way, neither can be filed, included or cited in whole or by parts in any document without previous consent of KPMG, being free for use by its auditors and fiscal authorities.

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

25

Appendix VII
Representation Letter

To
KPMG (full name) ("KPMG")
(Address) ....
....
Attn.: ....(KPMG Partner's Name):

(DATE)

Dear Mr. ....(KPMG Partner's Name):

This letter will confirm our understanding regarding certain elements of KPMG's engagement to assist .... (full name of Client) ("........" or the "Company") in valuing certain assets of .... (name of company(ies)) (the "Subject Assets") (related to its acquisition of .... (“....... "or the "Target"). The valuation was performed as of .... (the closing date of the acquisition) (the "Valuation Date").

We have reviewed KPMG's report and the related data that was used in this report. In connection with KPMG's valuation study, we have supplied KPMG with all significant and relevant information of which we are aware. The information supplied to KPMG includes:

Historical financial statement data of .... and its subsidiaries, which are audited / unaudited;
Prospective financial data related to .... and its subsidiaries, for which we have no reason to dispute the underlying assumptions;
All internal presentations that describe the history, nature of business, and outlook for ....
Other pertinent information.

We understand KPMG has relied on the aforementioned information and upon discussions with employees of the Company (and the Target) during KPMG's engagement and that KPMG has not undertaken any procedures to verify the reasonableness of this information. We understand that KPMG expresses no opinion as to the fairness of the presentation of the aforementioned information and that any alterations or modifications to this information could materially affect KPMG's findings.

We have no reason to dispute the underlying financial information upon which KPMG relied in their analysis. We understand that KPMG's findings are to be relied upon solely in connection with the circumstances set forth in the Proposal signed by KPMG and the Company.

Sincerely,
(Name of Professional authorized to sign on behalf of the Company) (Client)
Title

© 2014 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

Proposal for professional services – Free translation of the proposal issued on May 7, 2014 in Portuguese. In the event of confusion between proposals, the Portuguese version shall be considered final and shall prevail over the English version.

26

EXHIBIT IV

Appraisal Report elaborated by Goldman Sachs

FREE TRANSLATION INTO ENGLISH

INVESTMENT BANKING DIVISION

Valuation Report of Banco Santander S.A. and Banco Santander (Brasil) S.A.

Goldman Sachs do Brasil Banco Múltiplo S.A.

30 April 2014

FREE TRANSLATION INTO ENGLISH

Disclaimer (1/3)

INVESTMENT BANKING DIVISION

Goldman Sachs do Brasil Banco Múltiplo S.A. ("Goldman Sachs") has been engaged by the Board of Directors of Banco Santander S.A. ("Santander S.A.") to perform the financial analyses contained in this valuation report (including such analyses, the "Valuation Report") with respect to Santander S.A. and Banco Santander (Brasil) S.A. ("Santander Brasil") in accordance with CVM Instruction 361 of March 5, 2002, as amended ("CVM Instruction 361"), and the Corporate Governance Level 2 Listing Regulation of the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, the Brazilian Stock, Commodities and Futures Exchange, as amended ("Level 2 Listing Regulation"). The Valuation Report was prepared in connection with a voluntary tender offer by Santander S.A. (the "Exchange Offer") to holders of shares of common stock, no nominal value per share, and shares of preferred stock, no nominal value per share, of Santander Brasil, including in the form of units (collectively, "Santander Brasil Securities") to exchange their Santander Brasil Securities for shares of capital stock, nominal value €0.50 per share, of Santander S.A. in the form of Brazilian depositary receipts ("BDRs"). This Valuation Report was prepared in accordance with Appendice III of CVM Instruction 361.

This Valuation Report has been prepared solely for the information and assistance of the Board of Directors of Santander S.A. in connection with its consideration of the matters referred to herein. Goldman Sachs understands, however, that this Valuation Report will be offered to the shareholders of Santander Brasil pursuant to and for the purposes of CVM Instruction 361 and Level 2 Listing Regulation. This Valuation Report is not to be used, circulated, quoted or otherwise referred to for any other purpose or by any other person, nor is it to be filed with, included in or referred to, in whole or in part, in any registration statement, proxy statement or any other document, except in accordance with Goldman Sachs' prior written consent or to Brazilian, U.S. or Spanish regulators in the case this report is used for the purposes of CVM Instruction 361 and Level 2 Listing Regulation. Notwithstanding anything in this Valuation Report to the contrary, Santander S.A. may disclose to any person the U.S. federal income and state income tax treatment and tax structure of the Exchange Offer described herein and all materials of any kind (including tax opinions and other tax analyses) that are provided to Santander S.A. relating to such tax treatment and tax structure, without Goldman Sachs imposing any limitation of any kind. The Valuation Report has been prepared by the Investment Banking Division of Goldman Sachs and is not a product of its research department.

The consideration to be offered in the Exchange Offer was determined exclusively by Santander S.A., and this Valuation Report does not constitute a proposal, offer or recommendation of any kind by Goldman Sachs to Santander Brasil's shareholders. The decision to accept or not accept the Exchange Offer is the sole and exclusive responsibility of each shareholder of Santander Brasil and, in connection with making such decision, Santander Brasil's shareholders should make their own determination as to the value of their Santander Brasil Securities and BDRs. This Valuation Report will be prepared and written in both the Portuguese and English languages, and the Portuguese version shall prevail for all purposes.

2

FREE TRANSLATION INTO ENGLISH

Goldman Sachs

Disclaimer (2/3)

INVESTMENT BANKING DIVISION

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Santander S.A., Santander Brasil, any of their respective affiliates and third parties or any currency or commodity that may be involved in the Exchange Offer for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs expects to receive fees for its services in connection with the Exchange Offer, and Santander S.A. has agreed to reimburse Goldman Sachs' expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement. Goldman Sachs has provided certain investment banking services to Santander S.A. and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as bookrunner in the €285 million secondary placement of shares of Bank Zachodni WBK, S.A. in March 2013 and also Joint Lead Bookrunner in the €888 million financing for SAM France Lux S.A.R.L. in November 2013. Goldman Sachs may also in the future provide investment banking services to Santander S.A., Santander Brasil and their respective affiliates for which its Investment Banking Division may receive compensation.

In connection with this Valuation Report, Goldman Sachs has reviewed, among other things, annual reports to stockholders and publicly available consolidated financial statements of Santander S.A. and Santander Brasil for the five fiscal years ended December 31, 2013; certain interim reports to stockholders of Santander S.A. and Santander Brasil; and certain publicly available research analyst reports for Santander S.A. and Santander Brasil. Goldman Sachs has used for its financial analysis, with the approval of Santander S.A. management, consensus estimates of earnings per share for Santander S.A. and Santander Brasil published by Thomson Reuters Institutional Brokers' Estimate System as of April 28, 2014. Goldman Sachs also has held discussions with members of the senior management of Santander S.A. regarding their assessment of the past and current business operations and financial condition of Santander S.A. and Santander Brasil; reviewed the reported price and trading activity for the shares of Santander S.A. and the Santander Brasil Securities; compared certain financial and stock market information for Santander S.A. and Santander Brasil with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of this Valuation Report, Goldman Sachs has, with Santander S.A.'s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. Goldman Sachs has not reviewed individual credit files nor has made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Santander S.A. and Santander Brasil or any of their respective subsidiaries and it has not been furnished with any such evaluation or appraisal. Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, it has assumed that such allowances for Santander S.A. and Santander Brasil are in the aggregate adequate to cover such losses. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Exchange Offer will be obtained without any adverse effect on Santander S.A. or Santander Brasil in any way meaningful to its analysis.

3

FREE TRANSLATION INTO ENGLISH

Goldman Sachs

Disclaimer (3/3)

INVESTMENT BANKING DIVISION

Goldman Sachs' role in any due diligence review is limited solely to performing such a review as it shall deem necessary to support its own advice and analysis and shall not be on behalf of Santander S.A. or Santander Brasil. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses, and Goldman Sachs does not assume responsibility if future results are materially different from those forecast.

For purposes of this Valuation Report, Goldman Sachs believes that the comparable trading multiples methodology is more appropriate to define exchange ratios of BDRs for Santander Brasil Securities in the Exchange Offer, than the other methodologies examined in this Valuation Report. For purposes of performing the financial analyses contained in this Valuation Report (except the volume-weighted average share prices), consistent with the proposed bonus issue of preferred shares which was approved by Santander Brasil's shareholders on March 18, 2014 and approved by the Brazilian Central Bank on April 22, 2014, Goldman Sachs has assumed equal treatment of the shares of common stock and the shares of preferred stock of Santander Brasil. Goldman Sachs does not express any opinion with respect to the allocation of value between common and preferred shares. The Valuation Report does not address the underlying business decision of Santander S.A. to engage in the Exchange Offer, or the relative merits of the Exchange Offer as compared to any strategic alternatives that may be available to Santander S.A. and Santander Brasil; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs has no obligation to evaluate the solvency of Santander S.A., Santander Brasil or any other party to any transaction under any state or federal laws relating to bankruptcy, insolvency or similar matters. The analyses contained in the Valuation Report do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold or purchased.

The Valuation Report is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of such Valuation Report and Goldman Sachs assumes no responsibility for updating or revising the Valuation Report based on circumstances, developments or events occurring after such date. The Valuation Report does not constitute any opinion, nor does the Valuation Report constitute a recommendation as to whether or not any holder of Santander Brasil Securities should tender such Santander Brasil Securities in connection with the Exchange Offer, or to the Board of Santander S.A. or to any other person as to how to act with respect to the Exchange Offer, or as to any other matter.

Antonio Pereira	Paulo Danilovic	Natan Reinig

4

FREE TRANSLATION INTO ENGLISH

INVESTMENT BANKING DIVISION

Table of Contents

I.	Executive Summary	6
II.	Information on Goldman Sachs	9
III.	Information on the Companies	14
IV.	Summary of Valuation Analyses	18
	A. Santander S.A.	23
	i) Volume Weighted Average Share Price	
	ii) Book Value per Share	25
	iii) Comparable Trading Multiples	27
	B. Santander Brasil	31
	i) Volume Weighted Average Share Price	
	ii) Book Value per Share	35
	iii) Comparable Trading Multiples	37
Appendix A:	Glossary	45

5

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INVESTMENT BANKING DIVISION

I. Executive Summary

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Goldman Sachs

Executive Summary

INVESTMENT BANKING DIVISION

- Goldman Sachs has been engaged by Santander S.A. to prepare this Valuation Report with respect to a voluntary offer by Santander S.A. to holders of units as well as common and preferred shares of Santander Brasil, to exchange their Santander Brasil units and shares for BDRs representing shares of Santander S.A. (the "Exchange Offer"). The Exchange Offer was approved by the Board of Directors of Santander S.A. on April 28, 2014
- Santander Brasil units are currently traded on the Level 2 Listing segment of BM&FBOVESPA under the symbol "SANB11" and are comprised of 55 common shares (which are separately traded on the BM&FBOVESPA under the symbol "SANB3") and 50 preferred shares (which are separately traded on the BM&FBOVESPA the under the symbol "SANB4")
- On March 18, 2014, Santander Brasil shareholders approved (i) the distribution of bonus shares at the rate of 0.047619048 preferred shares for each common and preferred share outstanding, which will result in the distribution of 5 preferred shares for each unit and (ii) the reverse stock split of all common shares and preferred shares of Santander Brasil's capital stock at a ratio of 55:1, so that every 55 common shares and 55 preferred shares will then correspond to one common share and one preferred share, respectively, and each unit will be comprised of one common share and one preferred share (collectively, "Bonus Distribution and Reverse Split"). The Bonus Distribution and Reverse Split was approved by the Brazilian Central Bank on April 22, 2014. On June 2, 2014 the bonus shares will be available for trading on the BM&FBovespa. On June 2, 2014, the shares of common stock, shares of preferred stock and units will be trading on the BM&FBovespa having given full effect to the Bonus Distribution and Reverse Split
- For purposes of performing the financial analyses contained in this Valuation Report (except the volume-weighted average share prices), consistent with the proposed bonus issue of preferred shares which was approved by Santander Brasil's shareholders on March 18, 2014 and approved by the Brazilian Central Bank on April 22, 2014, Goldman Sachs has assumed equal treatment of the shares of common stock and the shares of preferred stock of Santander Brasil. Goldman Sachs does not express any opinion with respect to the allocation of value between common and preferred shares
- Unless otherwise noted, the balance sheet reference date used in our valuation analyses is 31-Mar-2014
- As part of the Valuation Report with respect to Santander S.A. and Santander Brasil, we have examined the following methodologies and parameters:
  - Volume weighted average share prices (including separately traded shares and units)
  - Book value per share
  - Comparable trading multiples
- The exchange ratio is defined as the number of Santander S.A. shares for each Santander Brasil unit ("Exchange Ratio")
- For the purpose of determining a range of exchange ratios pursuant to CVM Instruction 361, we have used the comparable trading multiples methodology, which Goldman Sachs believes to be the more appropriate to define exchange ratios of BDRs for Santander Brasil Securities in the Exchange Offer, than the other methodologies examined in this Valuation Report
  - The selected range for Santander Brasil was based on the average plus 4.5% and minus 4.5% of the resulting price per share of the calculation below
    - (i) median of the ratio of price per unit divided by median Thomson Reuters Institutional Brokers' Estimate System ("IBES") estimates of projected earnings per unit for 2014E of 9.8x of comparable companies (peers used are described on page 41)
    - (ii) median of the ratio of price per unit divided by median IBES estimates of earnings per unit for 2015E of 8.6x of comparable companies
    - (iii) median of the ratio of price per unit divided by median IBES estimates of earnings per unit for 2016E of 7.7x of comparable companies
  - The selected range for Santander S.A was based on the average plus 4.5% and minus 4.5% of the resulting price per share of the calculation below
    - (i) median of the ratio of price per share divided by median IBES estimates of projected earnings per share for 2014E of 13.2x of comparable companies (peers used are described on pages 43 and 44)
    - (ii) median of the ratio of price per share divided by median IBES estimates of earnings per share for 2015E of 11.0x of comparable companies
    - (iii) median of the ratio of price per share divided by median IBES estimates of earnings per share for 2016E of 9.5x of comparable companies
  - Goldman Sachs has used for its financial analysis, with the approval of Santander S.A. management, consensus estimates of earnings per share for Santander S.A. and Santander Brasil published by IBES as of April 28, 2014 (as set out on pages 29 and 39)

Executive Summary 7

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Executive Summary (Cont'd)

INVESTMENT BANKING DIVISION

- The Exchange Ratios resulting from the different methodologies applied by Goldman Sachs, assuming the Bonus Share and Reverse Split are effective before the launch of the Exchange Offer, are presented below:

	Volume Weighted Average Share Price			
	28-Apr-2013 – 28-Apr-2014[1]	29-Apr-2014[2]	Book Value[3]	Comparable Trading Multiples[4]
				Range
Exchange Ratio	0.68 x	0.68 x	0.89 x	0.63 x - 0.76 x

- The exchange ratio of Santander S.A. BDRs for each Santander Brasil common and preferred share shall be equal to the Exchange Ratio divided by 2
- For the purpose of determining a range of Exchange Ratios pursuant to Article 8 of CVM Instruction 361, we have used the comparable trading multiples methodology

Source: Bloomberg as of April 29, 2014 and IBES estimates as of April 28, 2014

Note: On March 18, 2014, Santander Brasil shareholders approved the Bonus Distribution and Reverse Split and it was approved by the Brazilian Central Bank on April 22, 2014. On June 2, 2014 the bonus shares will be available for trading on the BM&FBovespa. On June 2, 2014, the shares of common stock, shares of preferred stock and units will be trading on the BM&FBovespa having given full effect to the Bonus Distribution and Reverse Split. For purposes of performing the financial analyses contained in this Valuation Report (except the volume-weighted average share prices), consistent with the proposed bonus issue of preferred shares which was approved by Santander Brasil's shareholders on March 18, 2014 and approved by the Brazilian Central Bank on April 22, 2014, Goldman Sachs has assumed equal treatment of the shares of common stock and the shares of preferred stock of Santander Brasil. Goldman Sachs does not express any opinion with respect to the allocation of value between common and preferred shares.

[1] Santander S.A. daily share prices were converted to Brazilian Reais assuming daily R$/EUR exchange rate between April 28, 2013 and April 28, 2014. Implied R$/EUR exchange rate considered was 3.046.

[2] Santander S.A. daily share prices were converted to Brazilian Reais assuming R$/EUR exchange rate of 3.087 as of April 29, 2014.

[3] Santander S.A. book value per share was converted to Brazilian Reais assuming a R$/EUR exchange rate of 3.126 as of 31-Mar-2014.

[4] Santander S.A. price per share based on comparable trading multiples analyses converted to Brazilian Reais using a R$/EUR exchange rate of 3.084 as of 28-Apr-2014.

Executive Summary 8

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Goldman Sachs

INVESTMENT BANKING DIVISION

II. Information on Goldman Sachs

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Information on Goldman Sachs

Selected Credentials

INVESTMENT BANKING DIVISION

Overview of Goldman Sachs

- Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base, which includes corporations, financial institutions, governments and high-net-worth individuals

Summary of Selected Credentials

Client	Date	Brief Description
2014		
CorpBanca	January	■ Goldman Sachs acted as financial advisor to CorpBanca on the Merger of Itaú Chile and CorpBanca and acquisition of Itaú BBA Colombia by CorpBanca
2012		
Experian	October	■ Goldman Sachs acted as financial advisor to Experian on the US$ 1.5 bn acquisition of 29.6% stake in Serasa
Amil	October	■ Goldman Sachs acted as financial advisor to Amil and rendered a valuation report in connection with the delisting tender offer of Amil
Cielo	July	■ Goldman Sachs acted as exclusive financial advisor to Cielo on the acquisition of all of Merchant e-Solution's outstanding equity for US$ 670 mm
Itaú	February	■ Goldman Sachs acted as financial advisor to Itau board of directors on the US$6.8bn tender offer to acquire a 49.9% stake of Redecard
2011		
Telefonica	April	■ Goldman Sachs acted as financial advisor to Telefonica in the corporate reorganization of Telefonica in Brazil leading to the merger of Vivo and Telesp
AEI	January	■ Goldman Sachs acted as financial advisors to AEI on the divestiture of 9 operating companies in 7 Latin American countries for US$ 4.7 bn
2008		
Anglo American	July	■ Goldman Sachs acted as financial advisor and rendered a valuation report in connection with the mandatory tender offer of IronX
Vivo	June	■ Goldman Sachs acted as financial advisor to Vivo in the acquisition of Telemig with subsequent 1/3 voluntary tender offer and mandatory tender offer and rendered a valuation report for mandatory tender offer
ArcelorMittal	March	■ Goldman Sachs acted as financial advisor to ArcelorMittal and rendered a valuation report of ArcelorMittal Inox Brasil in connection with the delisting tender offer
Bovespa	March	■ Goldman Sachs acted as financial advisor to Bovespa Holding board of directors on a restructuring plan to integrate the activities of the Bovespa Holding and BM&F under a new company
2007		
Arcelor Brasil	June	■ Goldman Sachs acted as financial advisor to ArcelorMittal and rendered a valuation report of Arcelor Brasil in connection with the joint delisting and mandatory tender offer

Information on Goldman Sachs 10

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INVESTMENT BANKING DIVISION

Information on Goldman Sachs

Professionals and Internal Approval Process (1/2)

Internal Approval Process

- The internal process at Goldman Sachs carried out for this Valuation Report approval involved the following milestones:
  - Discussion of methodologies and assumptions to be adopted for the development of the Valuation Report, involving the Investment Banking division team in charge of its preparation
  - Preparation and revision of the Valuation Report by the responsible team from the Investment Banking division
  - Review of the Valuation Report by the Legal division
  - Submission of the Valuation Report for the analysis of the Investment Banking internal committee of Goldman Sachs, on which 3 senior executives of Goldman Sachs take part
  - Discussion and implementation of the applicable comments requested by the internal committee, if any, in connection with the final approval

Information on Goldman Sachs

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INVESTMENT BANKING DIVISION

Information on Goldman Sachs

Professionals and Internal Approval Process (2/2)

- The professionals below were responsible for the execution of this Valuation Report

Name	Position	Summary Relevant Experience
Antonio Pereira	Managing Director Head of Investment Banking Brazil	■ Antonio Pereira is the head of the Goldman Sachs investment banking division in Brazil ■ Joined Goldman Sachs in 1996, in the Debt Capital Markets Division and transferred to the Investment Banking Division in 1998. He was named managing director in 2007 ■ He serves on the Goldman Sachs Brazil Investment Banking operating committee and has primary client coverage responsibility for the leading industrial and natural resources companies ■ Antonio holds a B.S. degree from Tufts University ■ Antonio Pereira worked in various M&A and capital markets transactions, among them we can highlight: delisting tender offer of Amil, Arcelor Brasil joint delisting and mandatory tender offer, Anglo American acquisition of IronX from MMX with subsequent mandatory tender offer, ArcelorMittal Inox Brasil delisting tender offer
Paulo Danilovic	Vice President	■ Paulo Danilovic is a Vice President in the Latin America Group with over 10 years of experience in Investment Banking ■ Paulo Danilovic joined Goldman Sachs in 2006 and was promoted to Vice President in 2012. From 2004 to 2006, Paulo worked in the M&A group of Unibanco ■ Paulo holds a B.S. in Industrial Engineering from Universidade de São Paulo and a Post Graduation in Business Administration from Fundação Getulio Vargas ■ Paulo worked in various M&A and capital markets transactions, among them we can highlight: US$2bn Mubadala investment for a 5.63% stake in EBX, US$670mm ENRC acquisition of 50% of BML, US$304mm ENRC acquisition of MIBA, Terrativa in the sale of Morro do Pilar and Morro Escuro to an investor group through Manabi, US$1.0bn sale of HRT's assets in Solimões to TNK, Corporate reorganization of Telefonica in Brazil leading to the merger of Vivo and Telesp, Nacional Minérios on the sale of a 40% interest to a Japanese and Korean led consortium for US$3bn, CSN acquisition of CFM, Arcelor Brasil joint delisting and mandatory tender offer, ArcelorMittal Inox Brasil delisting tender offer, sale of Ponto Frio to Pão de Açucar, valuation report of Neoenergia and CPFL to Previ, Itau Unibanco sub tier II debt issuance, IPO of Daycoval, equity follow-on offering of Unibanco Units
Natan Reinig	Analyst	■ Natan Reinig is an Analyst in the Latin America Group with over 2 years of experience in Investment Banking ■ Natan Reinig joined Goldman Sachs in 2012 ■ Natan holds a B.S. in Business Administration from Fundação Getulio Vargas ■ Natan participated in the sale of Aceco TI to KKR, re-IPO of Via Varejo, IPO of Alupar, re-IPO of Taesa, Follow-on offering of Equatorial and BHG

Information on Goldman Sachs 12

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INVESTMENT BANKING DIVISION

Information on Goldman Sachs

Important Disclosures

Important Disclosures by Goldman Sachs

The table below summarizes the number of securities issued by Santander S.A. and Santander Brasil that Goldman Sachs, its affiliates and persons related to Goldman Sachs and its parent company held or managed on a discretionary basis as of April 28, 2014

Entity	Type of Security	Number of Securities	% of Total Capital[1]
Santander S.A.			
Goldman Sachs entities[2]	Common Shares	62,505,745	0.53%
Santander Brasil			
Goldman Sachs entities[2]	Common Shares	503,437,826	0.24%
Goldman Sachs entities[2]	Preferred Shares	457,670,751	0.25%

- *Considering that Goldman Sachs*
  - *I. Is an internationally recognized and respected financial institution, providing a wide range of investment banking, investment management and trading services to its clients including Santander S.A., Santander Brasil, and/or their respective affiliates;*
  - *II. May directly or indirectly own, from time to time, including by means of affiliated companies or investment funds under Goldman Sachs' management, securities issued by Santander S.A., Santander Brasil, and/or their respective affiliates;*
  - *III. Is advising Santander S.A. in the voluntary tender offer of Santander Brasil, receiving fees for services rendered; and*
  - *IV. May provide services to companies operating in the same sector, as well as companies that may compete, directly or indirectly, with Santander S.A., Santander Brasil, and/or their respective affiliates and also received fees from Santander S.A. in connection to the Valuation Report*
  - *— Goldman Sachs represents that the conclusions presented by this Valuation Report have been reached independently by Goldman Sachs, which to the best of its knowledge reached these conclusions without undue or improper influence by Santander S.A. or by Santander Brasil and on that basis Goldman Sachs believes it had no conflicts of interest that affect its independence when it prepared this Valuation Report*
- *Goldman Sachs will receive from Santander S.A. (i) €2.5 million in connection with the preparation of this Valuation Report and (ii) an additional €2.5 million subject to the completion of the Exchange Offer payable on its settlement date in connection with financial advisory services*
- *Goldman Sachs and other entities of the Goldman Sachs group have received from Santander S.A. and Santander Brasil, in the 12 months period prior to the date of this Valuation Report, approximately US$5.9 million as fees for investment banking services*

Source: Santander S.A. and Santander Brasil filings, Santander S.A. management and CNMV Spain (Comisión Nacional del Mercado de Valores)

[1] Assumes 11,739,147 ('000) shares of Santander S.A. (pro-forma to include shares issued in connection with Santander S.A. dividend election declared and approved on April 10, 2014), 211,447,630 ('000) common and 184,935,020 ('000) preferred shares of Santander Brasil, as of March 31, 2014, respectively. Excludes treasury shares for Santander S.A. as of March 17, 2014 and Santander Brasil as of March 31, 2014.

[2] Goldman Sachs position is held through different entities.

Information on Goldman Sachs 13

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INVESTMENT BANKING DIVISION

III. Information on the Companies

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Goldman Sachs

Overview of Santander S.A.

INVESTMENT BANKING DIVISION

Description

- Santander S.A. is a financial group operating principally in Spain, the United Kingdom, Portugal, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products
  - — Market cap of c.€81.5bn and a loan book of c.€695bn as of March 31, 2014
  - — Santander S.A. is the largest financial group in Spain and Latin America
  - — Santander S.A. presented a market share of 9.3% by net customer loans in Spain in 2013
  - — 185,165 employees and 13,735 branches – more than any other international bank as of March 31, 2013
  - — Santander S.A. is the largest bank in the euro zone and is among the fifteen largest in the world by market capitalization
  - — Loans to Customers: €694,595m; Deposits from Customers: €620,135m; Total Assets: €1,168,718m as of March 31, 2013
- The bank operates through three segments: Retail Banking, Global Wholesale Banking, and Asset Management and Insurance
- Santander S.A. offers several products such as demand and time deposits, mortgages and personal loans, consumer finance, among others
- Santander S.A. main strategies are: to convert the Bank into the benchmark institution in the growth of SMEs through Santander Advance; to continue with the creation of a new financial vehicle which will invest in SMEs through subordinated debt and; to grant home mortgages (campaign launched in the first quarter)

Key Financials (€mm)

(€m)	2012	2013	1Q '14	Growth % (2013/2012)
Income Statement				
Net interest Income	29,923	28,419	6,992	(5.0)%
Gross Income	43,406	41,931	10,124	(3.4)%
Pre-provision profit	23,422	21,773	5,277	(7.0)%
Profit from Continuing Operations	8,481	7,637	2,149	(10.0)%
Attrib. Profit to the Group	2,295	4,370	1,303	90.4 %
Balance Sheet				
Total Assets	1,269,598	1,134,003	1,168,718	(10.7)%
Customer Loans (net)	719,112	684,690	694,595	(4.8)%
Customer Deposits	626,639	607,836	620,135	(3.0)%
RWA	557,030	489,736	539,835	(12.1)%
Ratios				
Core Tier I Capital	10.33%	10.71%	10.60%	
NPLs	4.54%	5.61%	5.52%	
ROE	2.91%	5.42%	6.24%	
ROA	0.25%	0.45%	0.55%	

Santander S.A. Breakdown of Net Loans (Q1 2014)

By Geography

Poland 2%
Other Europe 5%
Run-off Real Estate 1%
Other LatAm 2%
Mexico 3%
Chile 4%
Germany 4%
Portugal 3%
US 9%
Brazil 10%
UK 34%
Spain 23%

Total: €695bn

Loan Portfolio in Spain By Activity[1]

Public Administration 8.5%
REPOs 2.4%
Other Loans to Individuals 7.9%
Household Mortgages 30.5%
Companies 50.6%

Total: €160bn

Ownership Structure[2]

Investor	% of Company
State Street [3]	9.33%
Chase Nominees [3]	7.05
The Bank of New York Mellon [3]	5.35
EC Nominees [3]	4.57
Clearstream Banking [3]	3.49
Guaranty Nominees [3]	3.29
Others	66.92

Source: Santander S.A. filings and investor presentations

[1] Only includes business in Spain.

[2] Latest available information as of December 31, 2013. No individual shareholder held more than 3% of the share capital as of December 31, 2013.

[3] Shares held by these entities on behalf of their customers.

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Overview of Santander Brasil

INVESTMENT BANKING DIVISION

Description

- Santander Brasil is a full-service bank that was established by Grupo Santander in Brazil in 1982
  - Headquarters: São Paulo, Brazil
  - It is the 4th largest bank by assets and has with a significant retail network of 3,489 branches as of March 31, 2013
  - 48,312 employees as of March 31, 2013
- Santander Brasil's main activities are commercial banking, global wholesale banking, and asset management and insurance
- It offers several services such as loans, current accounts, saving accounts, credit cards, mortgages, leasing, among others
- As of December 31, 2013, Santander Brasil had a market share of 7.1% in terms of loans
- Santander Brasil seeks to expand its business through preference and linkage; recurrence and sustainability; productivity and capital discipline and liquidity
- Santander Brasil is a listed company since October 2009
  - Market Cap as of 29-Apr-2014 was R$48 bn
- On May 29th, 2007, Santander acquired ABN Real, ABN Amro business in Brazil
- On September 27th, 2013, Santander Brasil announced the exchange of R$6,000m of Core Tier 1 for Tier 1 and Tier 2 instruments

Key Financials IFRS (R$mm)

	2012	2013	1Q14	Growth % ('13 vs '12)
Income Statement				
Net Interest Income	31,587	28,479	7,011	(9.8)%
Gross Income	38,570	35,713	9,553	(7.4)%
Pre-provision profit	5,475	4,018	2,586	(26.6)%
Attributable Profit	5,483	5,723	1,393	4.4%
Balance Sheet				
Total Assets	422,608	453,736	457,736	7.4%
Customer Loans (net)	196,774	212,734	210,650	8.1%
Customer Deposits	188,595	200,156	206,028	6.1%
Shareholder's Equity (excl. NCI)	78,899	81,366	76,633	3.1%
Ratios				
Core Tier 1	NA	18.4%	15.8%	
Efficiency ratio	35.5%	39.4%	39.7%	
NPL ratio	6.9%	5.6%	5.7%	
ROE	17.7%	11.8%	12.6%	

Santander Brasil Breakdown of Gross Loans

By Geography (Q1 2014)

Brazil 100%

Total: R$211bn

By Activity (YE 2013)

Credit Cards
7.5%
Consumer Finance
12.7%
Mortgage
7.2%
Individuals:
32.9%
Corporate
21.7%
Others
18.2%
SMEs/Companies
32.7%

Total: R$227.5bn

Ownership Structure[1]

Sterrebeeck
Grupo Empresarial Santander
Santander Insurance
Others
46.9%
28.2%
0.1%
24.8%
Grupo Santander Brasil

Source: Santander Brasil filings, Brazilian Central Bank and Company information

[1] Based on total number of shares (common and preferred shares), excluding shares held in treasury, as of 31-March-2014.

Information on the Companies 16

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Summary Views on Financial Institutions

INVESTMENT BANKING DIVISION

Brazil

- Brazil's modest outlook for real GDP growth during 2014-2015, combined with deterioration of the fiscal policy and increased inflation pressure pose challenges for the Brazilian economy
- Despite macroeconomic headwinds, the Brazilian financial system is experiencing a cyclical upswing
  - Asset quality improved as part of an NPL cycle that started in 2011, even though the trend may be approaching a conclusion, with consecutive months of flat NPL ratios
  - Margins benefiting from the impact of higher benchmarking rates
- Loan growth remains strong, particularly for individuals and via directed lending
  - Public banks are expected to continue to outpace private peers in terms of loan growth, although pace of growth in 2014 appears to be lower than 2013
- The Brazilian system presents high regulatory capital levels and banks should be able to comply with BIS III rules
  - Nevertheless, public banks' leverage has been increasing faster

Spain

- Spain has made significant progress in external adjustments and fiscal consolidation and is well positioned to resume solid economic growth
- The Spanish financial system continues to experience a significant turnaround
  - Restructuring and recapitalization of the banking sector nearly finished following a period of continued consolidation and increased provisioning requirements
  - GDP expectations continue to improve, with consensus forecasts projecting a return to growth in 2014/2015
  - Significant improvement in retail funding costs resulting from consolidation and a drop in sovereign spreads
  - Reduction of LTRO-based carry trade revenues expected to result in increased loan origination
- Legacy real estate assets remain challenging despite the significant provisioning effort already made, with banks expected to reduce exposures to developers and foreclosed assets over the next few quarters. Significant dispersion of loan coverage ratios exist between larger and smaller banks
- Progress already made in improvement of capital base and provisioning should provide a significant cushion ahead of the European Asset Quality Review and Stress Tests

Information on the Companies

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INVESTMENT BANKING DIVISION

IV. Summary of Valuation Analyses

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Goldman Sachs

INVESTMENT BANKING DIVISION

Methodologies and Parameters

As part of the Valuation Report with respect to Santander S.A. and Santander Brasil, Goldman Sachs have examined the following methodologies and parameters

Volume Weighted Average Share Price	■ Price of Santander S.A. and Santander Brasil shares weighted by its daily traded volume at Bolsa de Madrid and the Bovespa, respectively from — 28-Apr-2013 to 28-Apr-2014[1] — 29-Apr-2014[2]
Book Value per Share	■ Santander S.A. — Shareholders' equity according to balance sheet as of 31-Mar-2014 divided by the total number of Santander S.A. shares, excluding shares held in treasury[3] ■ Santander Brasil — Shareholders' equity according to balance sheet as of 31-Mar-2014 divided by the total number of Santander Brasil shares, excluding shares held in treasury[4]
Comparable Trading Multiples	■ Compares a particular company to similar publicly traded companies to estimate its value — Compares stock trading levels and basic operating and financial ratios of companies in the same industry ■ To value Santander S.A. we used the median of ratio of price per share divided by median IBES estimates of projected earnings per share of selected comparable companies as of April 28, 2014 (peers used are described on pages 43 and 44). The selected range for Santander S.A was based on the average plus 4.5% and minus 4.5% of the resulting price per share of the calculation for the years 2014E, 2015E and 2016E ■ To value and Santander Brasil we used the median of price per unit divided by median IBES estimates of projected earnings per unit of selected comparable companies as of April 28, 2014 (peers used are described on page 41). The selected range for Santander Brasil was based on the average plus 4.5% and minus 4.5% of the resulting price per share of the calculation for the years 2014E, 2015E and 2016E

- For the purpose of determining a range of Exchange Ratio we have used the comparable trading multiples methodology, pursuant to Article 8 of CVM Instruction 361

Note: For purposes of performing the financial analyses contained in this Valuation Report (except the volume-weighted average share prices), consistent with the proposed bonus issue of preferred shares which was approved by Santander Brasil's shareholders on March 18, 2014 and approved by the Brazilian Central Bank on April 22, 2014, Goldman Sachs has assumed equal treatment of the shares of common stock and the shares of preferred stock of Santander Brasil. Goldman Sachs does not express any opinion with respect to the allocation of value between common and preferred shares.

1 *Last Twelve Months as of the press release dated 29-Apr-2014.*

2 *From press release dated 29-Apr-2014 and the day prior to the date of this Valuation Report.*

3 *Total number of Santander S.A. shares pro-forma to include shares issued in connection with Santander S.A. dividend election declared and approved on April 10, 2014, excluding shares held in treasury as of 31-Mar-2014.*

4 *Total number of Santander Brasil shares, excluding shares held in treasury as of 31-Mar-2014.*

Summary of Valuation Analyses 19

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Goldman Sachs — INVESTMENT BANKING DIVISION

Summary of Valuation Analyses for Santander S.A.

Illustrative Santander S.A. Equity Value (EUR millions)

Volume Weighted Avg. Share Price - 28-Apr-2013 to 28-Apr-2014[1]
70,968
Volume Weighted[2] Avg. Share Price - 29-Apr-2014
83,819
Book Value per Share
85,423
Comparable Trading Multiple Analysis[3]
69,571
76,127
0
50,000
100,000
150,000
(EUR Millions)

Value per Share (EUR/share)

6.05
7.14
7.28
5.93
6.48
0
5
10
15
(EUR/share)

Source: Bloomberg, IBES and Santander S.A. filings

Note: Total number of Santander S.A. shares pro-forma to include shares issued in connection with Santander S.A. dividend election declared and approved on April 10, 2014, excluding shares held in treasury as of 31-Mar-2014.

[1] Bloomberg as of April 28, 2014.

[2] Bloomberg as of April 29, 2014.

[3] Bloomberg and IBES as of April 28, 2014.

Summary of Valuation Analyses 20

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Summary of Valuation Analyses for Santander Brasil

INVESTMENT BANKING DIVISION

After Completion of the Bonus Share and Reverse Split[1]

Illustrative Santander Equity Value (R$ millions)
Value per Unit (R$/unit)
Volume Weighted Avg. Unit Price - 28-Apr-2013 to 28-Apr-2014[2]
47,167
12.49
Volume Weighted[3] Avg. Unit Price - 29-Apr-2014
56,455
14.95
Book Value per Unit
76,633
20.29
Comparable Trading Multiple Analysis[4]
47,777
52,280
12.65
13.84
0
50,000
100,000
150,000
(R$ Millions)
0
5
10
15
20
25
(R$/unit)

Source: Bloomberg as of April 29, 2014, IBES as of April 28, 2014, Santander Brasil filings

[1] *On March 18, 2014, Santander Brasil shareholders approved the Bonus Distribution and Reverse Split and it was approved by the Brazilian Central Bank on April 22, 2014. On June 2, 2014 the bonus shares will be available for trading on the BM&FBovespa. On June 2, 2014, the shares of common stock, shares of preferred stock and units will be trading on the BM&FBovespa having given full effect to the Bonus Distribution and Reverse Split. For purposes of performing the financial analyses contained in this Valuation Report (except the volume-weighted average share prices), consistent with the proposed bonus issue of preferred shares which was approved by Santander Brasil's shareholders on March 18, 2014 and approved by the Brazilian Central Bank on April 22, 2014, Goldman Sachs has assumed equal treatment of the shares of common stock and the shares of preferred stock of Santander Brasil. Goldman Sachs does not express any opinion with respect to the allocation of value between common and preferred shares.*

[2] *Bloomberg as of April 28, 2014.*

[3] *Bloomberg as of April 29, 2014.*

[4] *Bloomberg and IBES as of April 28, 2014.*

Summary of Valuation Analyses 21

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Goldman Sachs

Summary of Valuation Analyses for Santander Brasil

After Completion of the Bonus Share and Reverse Split[1]

INVESTMENT BANKING DIVISION

Exchange Ratio (SANB11/SAN)

Volume Weighted Avg. Unit Price - 28-Apr-2013 to 28-Apr-2014[2]
0.68 x
Volume Weighted Avg. Unit Price - 29-Apr-2014[3]
0.68 x
Book Value per Unit[4]
0.89 x
Comparable Trading Multiple Analysis[5]
0.63 x
0.76 x
0.20 x
0.30 x
0.40 x
0.50 x
0.60 x
0.70 x
0.80 x
0.90 x
1.00 x
1.10 x
1.20 x

Source: Bloomberg as of April 29, 2014, IBES as of April 28, 2014, Santander S.A. filings

[1] On March 18, 2014, Santander Brasil shareholders approved the Bonus Distribution and Reverse Split and it was approved by the Brazilian Central Bank on April 22, 2014. On June 2, 2014 the bonus shares will be available for trading on the BM&FBovespa. On June 2, 2014, the shares of common stock, shares of preferred stock and units will be trading on the BM&FBovespa having given full effect to the Bonus Distribution and Reverse Split. For purposes of performing the financial analyses contained in this Valuation Report (except the volume-weighted average share prices), consistent with the proposed bonus issue of preferred shares which was approved by Santander Brasil's shareholders on March 18, 2014 and approved by the Brazilian Central Bank on April 22, 2014, Goldman Sachs has assumed equal treatment of the shares of common stock and the shares of preferred stock of Santander Brasil. Goldman Sachs does not express any opinion with respect to the allocation of value between common and preferred shares.

[2] Santander S.A. daily share prices were converted to Brazilian Reais assuming daily R$/EUR exchange rate between April 28, 2013 and April 28, 2014. Implied R$/EUR exchange rate considered was 3.046.

[3] Santander S.A. daily share prices were converted to Brazilian Reais assuming R$/EUR exchange rate of 3.087 as of April 29, 2014.

[4] Santander S.A. book value per share was converted to Brazilian Reais assuming a R$/EUR exchange rate of 3.126 as of 31-Mar-2014.

[5] Santander S.A. price per share based on comparable trading multiples analyses was converted to Brazilian Reais assuming a R$/EUR exchange rate of 3.084 as of 28-Apr-2014.

Summary of Valuation Analyses 22

FREE TRANSLATION INTO ENGLISH

Goldman Sachs

INVESTMENT BANKING DIVISION

A. Santander S.A.

i) Volume Weighted Average Share Price

FREE TRANSLATION INTO ENGLISH

INVESTMENT BANKING DIVISION

Volume Weighted Average Share Price

Santander S.A.

Volume Weighted Average Share Price
(28-Apr-2013 – 28-Apr-2014)
Volume Weighted
Avg. Share Price:
EUR 6.05
7.5
7.0
6.5
6.0
5.5
5.0
4.5
Closing Price (EUR/share)
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Volume (000)
29-Apr-2013
20-Jun-2013
12-Aug-2013
2-Oct-2013
22-Nov-2013
17-Jan-2014
11-Mar-2014
28-Apr-2014
Volume
SAN

Volume Weighted Average Share Price
(29-Apr-2014)
Volume Weighted
Avg. Share Price:
EUR 7.14
7.25
7.20
7.15
7.10
7.05
7.00
6.95
Closing Price (EUR/share)
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Volume (000)
10:00
11:00
12:00
13:00
14:00
15:00
16:00
17:00
18:00
18:35
Volume
SAN

Source: Bloomberg as of April 29, 2014

Summary of Valuation Analyses 24

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INVESTMENT BANKING DIVISION

ii) Book Value per Share

FREE TRANSLATION INTO ENGLISH

INVESTMENT BANKING DIVISION

Book Value per Share

Santander S.A.

(EUR in Millions, Except per Number of Shares and Share Values)

	March 31, 2014
Total Assets	**€1,168,718**
Total Liabilities	**1,086,197**
Minority Interest	**10,142**
Equity Adjustments by Valuation[1]	**(13,253)**
Shareholders' Equity	**85,631**
Dividend Adjustments[2]	**(208)**
Shareholders' Equity Excluding Dividend Adjustments	**85,423**
Number of Shares (000's)[3]	11,739
Equity Value per Share (EUR)	€7.28

Source: Santander S.A. quarterly filling as of 31-Mar-2014. Financials prepared in accordance with International Financial Reporting Standards

[1] *Equity Adjustments by Valuation includes available-for-sale financial assets, cash flow hedges, hedges of net investments in foreign operations, exchange differences, non-current assets held for sale, entities accounted for using the equity method and other valuation adjustments as reflected in Santander S.A. quarterly filling.*

[2] *Excludes dividends of €208mm in connection with Santander S.A. dividend election declared on March 28, 2014 and approved on April 10, 2014 but not yet paid.*

[3] *Total number of Santander S.A. shares pro-forma to include shares issued in connection with Santander S.A. dividend election declared and approved on April 10, 2014, excluding shares held in treasury as of 31-Mar-2014.*

Summary of Valuation Analyses 26

FREE TRANSLATION INTO ENGLISH

INVESTMENT BANKING DIVISION

iii) Comparable Trading Multiples

FREE TRANSLATION INTO ENGLISH

INVESTMENT BANKING DIVISION

Comparable Trading Multiples Methodology

Santander S.A.

- Pursuant to CVM Instruction 361, Goldman Sachs selected the comparable trading multiples methodology ("Comparable Trading Multiples"), among the ones within this Valuation Report, in order to estimate the economic value of Santander S.A.
  - Goldman Sachs has used for its financial analysis, with the approval of Santander S.A. management, consensus estimates of earnings per share for Santander S.A. published by IBES as of April 28, 2014. In addition, given the lack of Basel III compliant dividend estimates from both IBES and Santander S.A., we were unable to use the dividend discount model methodology for Santander S.A.
- Comparable Trading Multiples is a relative valuation method which estimates the value of a company using metrics of similar publicly traded companies
  - Comparable Trading Multiples focus on objective and current parameters, eliminating the need to use long term financial projections
- To value Santander S.A. we used the median of ratio of price per share as of April 28, 2014 divided by median IBES estimates of projected earnings per share as of April 28, 2014 of selected comparable companies
  - HSBC
  - Lloyds Banking Group
  - BNP Paribas
  - Barclays
  - BBVA
  - Intesa Sao Paolo
  - Unicredit
  - CaixaBank
- The institutions selected operate in similar markets and with similar products as Santander S.A.
  - A description of these institutions is provided on pages 43 and 44

Summary of Valuation Analyses 28

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Goldman Sachs

INVESTMENT BANKING DIVISION

Analyst Earnings per Share Estimates

Santander S.A.

(EUR per Share)

	Estimates		
Brokers	2014E	2015E	2016E
Goldman Sachs	€ 0.57	€ 0.64	NA
Ahorro	0.55	0.71	NA
Alphavalue	0.50	0.62	€ 0.72
Bankhaus Lampe	0.43	0.49	0.54
Barclays	0.38	0.49	0.59
BBVA	0.43	0.56	0.65
Berenberg	0.61	0.56	0.60
Bofa Merrill Lynch	0.46	0.52	NA
BPI	0.42	0.57	NA
Citi	0.48	0.55	0.63
Credit Suisse	0.48	0.57	NA
Deutsche Bank	0.41	0.47	0.53
Esn/Bankia Bolsa	0.51	0.65	NA
Espirito Santo	0.52	0.60	0.67
Hamburger Sparkasse (Haspa)	0.43	NA	NA
Hammer Partners	0.50	0.60	NA
HSBC	0.54	0.64	0.67
JPMorgan	0.37	0.50	0.59
Kepler Cheuvreux	0.43	0.58	0.67
La Caixa	0.53	0.66	NA
Landesbank Baden-Wuerttemberg	0.48	0.55	NA
Macquarie Research	0.45	0.49	0.55
Morgan Stanley	0.51	0.63	0.72
N+1 Equities	0.47	0.60	0.74
Natixis	0.48	0.63	0.67
Nomura	0.42	0.53	0.63
Oddo Securities	0.54	0.69	0.77
Societe Generale	0.51	0.55	0.54
UBS	0.54	0.66	0.76
Anonymous	0.46	0.58	0.65
Anonymous	0.48	0.55	0.63
Anonymous	0.46	0.52	0.54
EPS Median (1)	€ 0.48	€ 0.57	€ 0.64

Source: IBES estimates as of April 28, 2014

[1] Goldman Sachs has used for its financial analysis, with the approval of Santander S.A. management, consensus estimates of earnings per share for Santander S.A. published by IBES as of April 28, 2014.

Summary of Valuation Analyses 29

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Goldman Sachs

INVESTMENT BANKING DIVISION

Comparable Trading Multiple Analysis

Santander S.A.

(EUR per Share, unless Indicated Otherwise)

	2014E	2015E	2016E	Average	Range @ 4.5% Min	Range @ 4.5% Max
Equity Value (EUR)						
P/E[1]	13.2 x	11.0 x	9.5 x			
EPS[2]	€ 0.48	€ 0.57	€ 0.64			
Share Price (EUR)	€ 6.35	€ 6.22	€ 6.05	€ 6.21	€ 5.93	€ 6.48
Share Price (R$)	R$ 19.57	R$ 19.18	R$ 18.65	R$ 19.14	R$ 18.27	R$ 20.00

Source: Bloomberg as of April 28, 2014, IBES as of April 28, 2014 and company filings

Note: Total number of Santander S.A. shares pro-forma to include shares issued in connection with Santander S.A. dividend election declared and approved on April 10, 2014, excluding shares held in treasury as of 31-Mar-2014.

¹ Median of ratio of price per share as of April 28, 2014 divided by median IBES estimates of projected earnings per share as of April 28, 2014 of selected comparable companies.

² Based on IBES estimates of projected earnings per share. Goldman Sachs has used for its financial analysis, with the approval of Santander S.A. management, consensus estimates of earnings per share for Santander S.A. published by IBES as of April 28, 2014. Detailed estimates provided on page 29.

³ Share price converted to R$ based on an exchange rate of R$/EUR of 3.084, as of April 28, 2014. Excludes treasury shares.

Summary of Valuation Analyses 30

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INVESTMENT BANKING DIVISION

B. Santander Brasil

i) Volume Weighted Average Share Price

FREE TRANSLATION INTO ENGLISH

INVESTMENT BANKING DIVISION

Volume Weighted Average Unit Price

Santander Brasil – SANB11

Volume Weighted Average Unit Price (28-Apr-2013 – 28-Apr-2014)

14.0
13.5
13.0
12.5
12.0
11.5
11.0
10.5
Closing Price (R$/share)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Volume (000)
Volume Weighted Avg. Unit Price: R$12.49
29-Apr-2013
28-Jun-2013
28-Aug-2013
25-Oct-2013
30-Dec-2013
28-Feb-2014
28-Apr-2014
Volume
SANB11

Volume Weighted Average Unit Price (29-Apr-2014)

15.40
15.20
15.00
14.80
14.60
14.40
14.20
Closing Price (R$/share)
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Volume (000)
Volume Weighted Avg. Unit Price: R$14.95
10:00
11:00
12:00
13:00
14:00
15:00
16:00
17:06
Volume
SANB11

Source: Bloomberg as of April 29, 2014

Summary of Valuation Analyses

32

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INVESTMENT BANKING DIVISION

Volume Weighted Average Share Price

Santander Brasil – SANB4

Volume Weighted Average Share Price (28-Apr-2013 – 28-Apr-2014)

Volume Weighted
Avg. Share Price:
R$0.12
Closing Price (R$/share)
Volume (000)
0.14
0.14
0.13
0.13
0.12
0.12
0.11
0.11
0.10
25,000
20,000
15,000
10,000
5,000
0
29-Apr-2013
28-Jun-2013
28-Aug-2013
25-Oct-2013
30-Dec-2013
28-Feb-2014
28-Apr-2014
Volume
SANB4

Volume Weighted Average Share Price (29-Apr-2014)

Volume Weighted
Avg. Share Price:
R$0.14
Closing Price (R$/share)
Volume (000)
0.16
0.15
0.15
0.14
0.14
0.13
0.13
0.12
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
10:00
11:00
12:00
15:00
14:00
15:00
16:00
17:04
Volume
SANB4

Source: Bloomberg as of April 29, 2014

Summary of Valuation Analyses 33

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INVESTMENT BANKING DIVISION

Volume Weighted Average Share Price

Santander Brasil – SANB3

Volume Weighted Average Share Price (28-Apr-2013 – 28-Apr-2014)

Volume Weighted
Avg. Share Price:
R$0.12
Closing Price (R$/share)
Volume (000)
0.14
0.14
0.13
0.13
0.12
0.12
0.11
0.11
0.10
0.10
0.09
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
29-Apr-2013
28-Jun-2013
28-Aug-2013
25-Oct-2013
30-Dec-2013
28-Feb-2014
28-Apr-2014
Volume
SANB3

Volume Weighted Average Share Price (29-Apr-2014)

Volume Weighted
Avg. Share Price:
R$0.14
Closing Price (R$/share)
Volume (000)
0.14
0.14
0.14
0.14
0.13
0.13
0.13
0.13
0.13
0.12
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,00
1,500,00
1,000,000
500,000
0
10:00
11:00
12:00
15:00
14:00
15:00
16:00
17:04
Volume
SANB3

Source: Bloomberg as of April 29, 2014

Summary of Valuation Analyses
34

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INVESTMENT BANKING DIVISION

ii) Book Value per Share

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INVESTMENT BANKING DIVISION

Book Value per Share and Unit

Santander Brasil

(R$ in Millions, Except per Number of Shares and Unit Values)

	March 31, 2014
Total Assets	**457,736**
Total Liabilities	**380,794**
Minority Interest	**310**
Shareholders' Equity	**76,633**
Number of Units (000's)[1]	3,776
Equity Value per Unit (R$)	20.29
Shares per Unit	2
Number of Shares (000's)[2]	7,552
Equity Value per Share (R$)	10.15

Source: Santander Brasil quarterly filling as of 31-Mar-2014. Financials prepared in accordance with International Financial Reporting Standards

Note: On March 18, 2014, Santander Brasil shareholders approved the Bonus Distribution and Reverse Split and it was approved by the Brazilian Central Bank on April 22, 2014. On June 2, 2014 the bonus shares will be available for trading on the BM&FBovespa. On June 2, 2014, the shares of common stock, shares of preferred stock and units will be trading on the BM&FBovespa having given full effect to the Bonus Distribution and Reverse Split. For purposes of performing the financial analyses contained in this Valuation Report (except the volume-weighted average share prices), consistent with the proposed bonus issue of preferred shares which was approved by Santander Brasil's shareholders on March 18, 2014 and approved by the Brazilian Central Bank on April 22, 2014, Goldman Sachs has assumed equal treatment of the shares of common stock and the shares of preferred stock of Santander Brasil. Goldman Sachs does not express any opinion with respect to the allocation of value between common and preferred shares.

[1] Number of units outstanding after completion of Bonus Share and Reverse Split. Excludes shares held in treasury.

[2] Shares outstanding after completion of Bonus Share and Reverse Split as of 31-Mar-2014. Excludes shares held in treasury.

Summary of Valuation Analyses 36

FREE TRANSLATION INTO ENGLISH

Goldman Sachs

INVESTMENT BANKING
DIVISION

iii) Comparable Trading Multiples

FREE TRANSLATION INTO ENGLISH

INVESTMENT BANKING DIVISION

Comparable Trading Multiples Methodology

Santander Brasil

- Pursuant to CVM Instruction 361, Goldman Sachs selected the comparable trading multiples methodology, among the ones within this Valuation Report, in order to estimate the economic value of Santander Brasil
  - Goldman Sachs has used for its financial analysis, with the approval of Santander S.A. management, consensus estimates of earnings per share for Santander Brasil published by IBES as of April 28, 2014. In addition, given the lack of Basel III compliant dividend estimates from both IBES and Santander S.A., we were unable to use the dividend discount model methodology for Santander Brasil
- Comparable Trading Multiples is a relative valuation method which estimates the value of a company using metrics of similar publicly traded companies
  - Comparable Trading Multiples focus on objective and current parameters, eliminating the need to use long term financial projections
- To value Santander Brasil we used the median of ratio of price per share as of April 28, 2014 divided by median IBES estimates of projected earnings per share as of April 28, 2014 of selected comparable companies:
  - Itaú-Unibanco
  - Bradesco
  - Banco do Brasil
- The institutions selected operate in similar markets and with similar products as Santander Brasil
  - A description of these institutions is provided on page 41

Summary of Valuation Analyses

38

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Goldman Sachs
INVESTMENT BANKING DIVISION

Analyst Earnings Per Unit Estimates

Santander Brasil

(R$ per Share)

	Estimates		
Brokers	**2014E**	**2015E**	**2016E**
Goldman Sachs	R$ 1.58	R$ 1.79	R$ 1.90
Banco do Brasil	1.60	1.75	NA
Bofa Merrill Lynch	1.31	NA	NA
Bradesco	1.56	1.69	NA
BTG Pactual	1.22	1.56	NA
Citi	1.30	1.49	1.71
Credit Suisse	1.26	1.73	NA
Deutsche Bank	0.80	NA	NA
HSBC	1.40	1.61	1.72
Itau BBA	1.20	1.40	1.70
JPMorgan	1.32	1.54	NA
UBS	1.31	1.44	1.61
EPS Median (1)	R$ 1.31	R$ 1.59	R$ 1.71

Source: IBES estimates as of April 28, 2014

[1] Goldman Sachs has used for its financial analysis, with the approval of Santander S.A. management, consensus estimates of earnings per share for Santander Brasil published by IBES as of April 28, 2014.

Summary of Valuation Analyses 39

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Goldman Sachs

Comparable Trading Multiples Analysis

INVESTMENT BANKING DIVISION

Santander Brasil

(R$ per Share)

					Range @ 4.5%	
Equity Value (R$ mm)	2014E	2015E	2016E	Average	Min	Max
P/E (Median)[1]	9.8 x	8.6 x	7.7 x			
EPS[2]	R$ 1.31	R$ 1.59	R$ 1.71			
Implied Price per Unit (R$)	R$ 12.86	R$ 13.67	R$ 13.21	R$ 13.25	R$ 12.65	R$ 13.84
Share Price (ON = PN)	R$ 6.43	R$ 6.83	R$ 6.61	R$ 6.62	R$ 6.33	R$ 6.92

Source: Bloomberg as of April 28, 2014, IBES as of April 28, 2014 and company filings

1 Median of ratio of price per unit as of April 28, 2014 divided by median IBES estimates of projected earnings per unit as of April 28, 2014 of selected comparable companies.

2 Based on IBES estimates of projected earnings per unit. Goldman Sachs has used for its financial analysis, with the approval of Santander S.A. management, consensus estimates of earnings per share for Santander Brasil published by IBES as of April 28, 2014. Detailed estimates provided on page 39.

Summary of Valuation Analyses 40

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Goldman Sachs | INVESTMENT BANKING DIVISION

Comparison of Selected Santander Brasil Peers

(R$ in Millions, Except per Closing Price)

	Closing Price	Equity	EPS			PE		
	28-Apr-14	Market Cap (R$mm)[1]	2014E	2015E	2016E	2014E	2015E	2016E
Itaú-Unibanco	36.78	183,118	3.60	4.09	4.72	10.2 x	9.0 x	7.8 x
Bradesco	33.29	139,665	3.39	3.86	4.31	9.8	8.6	7.7
Banco do Brasil	23.45	65,867	3.60	4.09	4.61	6.5	5.7	5.1
Average		129,550	3.53	4.01	4.55	8.9 x	7.8 x	6.9 x
Median		139,665	3.60	4.09	4.61	9.8	8.6	7.7

Company	Description
Itaú	■ Itaú Unibanco is a Brazilian bank, created by the merger of Itaú and Unibanco in 2008, which offers a wide range of banking products and services to individuals and companies ■ It has over 40 million clients and ~33 thousand points of service distributed throughout Brazil and abroad, by means of ~4 thousand branches, 875 service centers (PABs) and over ~28 thousand ATMs ■ It is present in 19 countries other than Brazil, in commercial banking and institutional client operations, investment banking, wholesale and private banking activities ■ As of December 31, 2013, Itaú had R$ 1,106bn in total assets and R$ 412bn of loan to customers
Bradesco	■ Founded in 1943, it is one of Brazil's largest private banks in terms of total assets ■ It provides a wide range of banking and financial products and services in Brazil and abroad to individuals, small to mid-sized companies and major local and international corporations and institutions ■ Its services and products encompass banking operations such as lending and deposit-taking, credit card issuance, consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services ■ As of December 31, 2013, Bradesco had R$ 908bn in total assets and R$ 428bn of loan to customers
Banco do Brasil	■ Banco do Brasil is a Brazil-based company controlled by the Brazilian Government which is principally engaged in the financial sector ■ It's activities are divided into five segments: banking, investments, asset management, security and types of payment, offering a broad range of financial services to individuals, institutions and government Entities ■ As of December 31, 2013, Bradesco had R$ 1,304bn in total assets, R$ 693bn of loan with 21.1% market share

Source: Bloomberg as of April 28, 2014, IBES as of April 28, 2014, filings and company website
[1] Equity Market Cap based on fully diluted shares outstanding.

Summary of Valuation Analyses 41

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Goldman Sachs

Comparison of Selected Santander S.A. Peers

INVESTMENT BANKING DIVISION

(In Millions, Except per Closing Price)

	Closing Price 28-Apr-14	Equity Market Cap (€mm)[1]	EPS 2014E	EPS 2015E	EPS 2016E	PE 2014E	PE 2015E	PE 2016E
HSBC	£ 6.01	138,038	0.55	0.59	0.64	11.0 x	10.2 x	9.3 x
Lloyds Banking Group	0.74	64,436	0.07	0.08	0.09	10.5	9.6	8.6
Barclays	2.49	50,425	0.27	0.33	0.37	9.3	7.6	6.7
BNP Paribas	€ 55.07	68,571	5.07	5.99	6.79	10.9	9.2	8.1
BBVA	8.80	51,801	0.57	0.75	0.88	15.5	11.7	10.1
Intesa SanPaolo	2.42	39,382	0.14	0.19	0.23	17.9	12.7	10.5
Unicredit	6.45	37,333	0.34	0.52	0.67	18.7	12.5	9.7
CaixaBank	4.33	25,442	0.18	0.34	0.44	24.3	12.9	9.8
Average						14.8 x	10.8 x	9.1 x
Median						13.2	11.0	9.5

Source: Bloomberg as of April 28, 2014 and IBES as of April 28, 2014
Note: Considers closing price and earnings per share estimates in local currency.
[1] Equity Market Cap based on fully diluted shares outstanding.

Summary of Valuation Analyses 42

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Goldman Sachs

INVESTMENT BANKING DIVISION

Description of Selected Peers

Santander S.A.

Company	Description
HSBC	■ Founded in 1985, HSBC is a global banking and financial service organization with over 60m customers across 80 countries in Europe, Asia-Pacific, Americas, Middle East and Africa ■ HSBC is listed in London, Hong Kong, New York, Paris and Bermuda stock exchanges ■ As of December 31, 2013, HSBC had $2,671bn of total assets and $1,080bn of loans to customers
LLOYDS BANK	■ Lloyds Banking Group is a UK-based financial services group focused on retail and commercial customers. The Group's main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision ■ It operates through various brands including Lloyds Bank, Halifax, Bank of Scotland, and Scottish Widows, and a range of distribution channels ■ Lloyds Banking Group is quoted on both the London Stock Exchange and the New York Stock Exchange and is one of the largest companies within the FTSE 100 ■ As of December 31, 2013, LBG had £925bn of total assets and £517bn of loans to customers
BNP PARIBAS	■ Headquartered in France, BNP Paribas is a global bank present in 78 countries and has c. 190,000 employees that provides financial services across retail banking, personal finance, investment management and corporate and investment banking ■ As of December 31, 2013, BNP Paribas had €1,800bn of total assets and €617bn of loans to customers
BBVA	■ Diversified international financial group engaged in retail banking, asset management, private banking and wholesale banking. It was incorporated in 1988 ■ It is the second largest bank in Spain (~15% market share in loans and customer funds) and 19th globally. Present in 33 countries, including Spain, Portugal, Mexico (where is the largest financial institution following purchase of Grupo Financiero Bancomer in 2000), the US, Turkey, China and various South American countries with over 53m clients ■ As of December 31, 2013, BBVA had €350.1bn loans to customers, €599.5bn total assets

Source: Company information and websites

Summary of Valuation Analyses

43

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Goldman Sachs

Description of Selected Peers (Cont'd)

Santander S.A.

INVESTMENT BANKING DIVISION

Company	Description
BARCLAYS	■ Barclays is a global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with international presence in Europe, the Americas, Africa and Asia ■ With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people ■ As of December 31, 2013, Barclays had £1,312bn of total assets and £430bn of loans to customers
INTESA SANPAOLO	■ Intesa Sanpaolo, banking group formed by the merger of Banca Intesa and Sanpaolo IMI, is the leader in Italy in retail, corporate and wealth management providing services to 11.1m of customers through a network of 4,766 branches across Italy ■ Present in Central Eastern Europe, Middle East and North Africa, Intesa Sanpaolo has over 1,400 branches and 8.4m customers in 12 countries ■ As of December 31, 2013, Intesa Sanpaolo had €626bn of total assets and €344bn of loans to customers
UniCredit	■ UniCredit is a leading European commercial bank with an international network spanning 50 markets, with more than 9,000 branches and over 148,000 employees. It operates in 17 European countries ■ UniCredit is the result of the merger of nine of Italy's largest banks and the subsequent combination with the German HVB Group and the Italian Capitalia Group ■ As of December 31, 2013, Unicredit had €846bn of total assets and €503bn of loans to customers
CaixaBank	■ CaixaBank is an integrated financial group, with a banking business, insurance, pension, and investment fund activities ■ CaixaBank, was formally created on 1-Jul- 2011, as part of the reorganization of "la Caixa" Group and approved by the governing bodies of "la Caixa" and Criteria CaixaCorp. Currently "la Caixa" is a 65% shareholder in CaixaBank (listed in the Spanish stock exchange) ■ It is the largest bank in Spain by customer loans (€207bn, 16.6% market share) and customer deposits (€181bn, 15.3% market share) as of December 31, 2013, after the recent acquisitions of Banca Cívica (26-Mar-2012) and Banco de Valencia (27-Nov-2012)

Source: Company information and websites

Summary of Valuation Analyses 44

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INVESTMENT BANKING DIVISION

Appendix A: Glossary

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INVESTMENT BANKING DIVISION

Glossary

- **BDR:** Brazilian Depositary Receipt
- **BIS:** Bank of International Settlements
- **IBES:** Institutional Brokers' Estimate System
- **GDP:** Gross Domestic Product
- **LTRO:** Long-term Refinancing Operations
- **NPL:** Non-Performing Loans

Glossary 46

EXHIBIT V

Documents and Related Links

All documents mentioned in this Guide can be found in the electronic address mentioned below. Beside these, specifically, each electronic address also contains the following additional documents of interest to the shareholder:

- www.ri.santander.com.br  or  www.santander.com.br/acionistas:  Information regarding the Company, such as corporate governance practices, curriculums of the Management members.

-   http://www.bmfbovespa.com.br/pt-br/servicos/download/Regulamento-de-Listagem-do-Nivel-2.pdf:  Level 2 of Corporate Governance Regulation

- www.cvm.gov.br:  Brazilian Corporate Law, Normative Ruling CVM 480 and 481.